 As filed with the Securities and Exchange Commission on December 13, 2000
                                            Registration Statement No. 333-47966
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 PRE-EFFECTIVE

                              AMENDMENT NO. 2
                                       To

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                              Waste Holdings, Inc.
             (Exact name of registrant as specified in its charter)

      North Carolina                  4953                   56-0954929
     (State or other      (Primary Standard Industrial    (I.R.S. Employer
       jurisdiction       Classification Code Number)    Identification No.)

   of incorporation or    3301 Benson Drive, Suite 601
      organization)      Raleigh, North Carolina 27609
                                 (919) 325-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                              LONNIE C. POOLE, JR.
                            Chief Executive Officer
                              Waste Holdings, Inc.
                               3301 Benson Drive
                                   Suite 601
                         Raleigh, North Carolina 27609
                                 (919) 325-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies To:
                          ALEXANDER M. DONALDSON, ESQ.
                       Wyrick Robbins Yates & Ponton LLP
                        4101 Lake Boone Trail, Suite 300
                         Raleigh, North Carolina 27607
                                 (919) 781-4000
                               Fax (919) 781-4865

                                ---------------

                Approximate date of proposed sale to the public:
 As soon as practicable after the reorganization described in this registration statement becomes effective.

   If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Introduction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           PROXY STATEMENT-PROSPECTUS
                    FOR THE SPECIAL MEETING OF SHAREHOLDERS
                           OF WASTE INDUSTRIES, INC.

                           -------------------------

                            PROPOSED REORGANIZATION

                           -------------------------

   Waste Industries, Inc., a North Carolina corporation, is proposing a reorganization of the company. To effect the reorganization, Waste Industries recently formed Waste Holdings, Inc., a North Carolina corporation, as a wholly-owned subsidiary which in turn formed Waste Industries MergeCo, LLC, a North Carolina limited liability company. Waste Industries, Waste Holdings and Waste LLC have entered into an Amended and Restated Agreement and Plan of Merger and Reorganization, dated November 16, 2000. Under the merger agreement, Waste Industries will merge into Waste LLC. Waste LLC will be the surviving entity, which will change its name to Waste Industries, LLC and will continue to be the wholly-owned subsidiary of Waste Holdings. In the reorganization, each outstanding share of Waste Industries common stock will automatically be converted into one share of Waste Holdings common stock. The board of directors of Waste Industries has unanimously approved the merger agreement.

   A special meeting of the shareholders of Waste Industries will be held on
January   , 2001 at   :    .m., at 3301 Benson Drive, First Floor, Raleigh,
North Carolina. At the special meeting, the shareholders of Waste Industries will be asked to approve the merger agreement governing the reorganization.

   Waste Industries common stock is traded on the Nasdaq National Market under the symbol "WWIN". We have applied to and received approval from Nasdaq for the common stock of Waste Holdings to be traded on the Nasdaq National Market under the symbol "WWIN" after the reorganization.

   Shareholders of Waste Industries do not have statutory dissenters' rights as a result of the reorganization.

   Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Waste Holdings common stock to be issued in the merger or determined if this proxy statement-prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

   The date of this proxy statement-prospectus is December   , 2000. It is
first being mailed on or about December   , 2000.

                             WASTE INDUSTRIES, INC.
                          3301 Benson Drive, Suite 601
                         Raleigh, North Carolina 27609

                ----------------------------------------------
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        TO BE HELD JANUARY   , 2001

                ----------------------------------------------

TO THE SHAREHOLDERS OF WASTE INDUSTRIES, INC.:

   Waste Industries, Inc. will hold a special meeting of shareholders at 3301
Benson Drive, First Floor, Raleigh, North Carolina, on January    , 2001, at
  :    .m., to vote on:

  1. The Amended and Restated Agreement and Plan of Merger and Reorganization dated November 16, 2000 providing for the merger of Waste Industries, Inc., a North Carolina corporation, with and into Waste Industries MergeCo, LLC, North Carolina limited liability company which is wholly-owned by Waste Holdings, Inc., a North Carolina corporation organized by Waste Industries for the purpose of becoming its holding company. Pursuant to the merger agreement, all of Waste Industries' shareholders will become shareholders of Waste Holdings on a share-for-share basis and Waste LLC will continue to be wholly-owned by Waste Holdings; and

  2. Any other matters that may properly come before the special meeting or any adjournment of the special meeting.

   Record holders of Waste Industries common stock at the close of business on December 11, 2000, will receive notice of and may vote at the special meeting, including any adjournments. The agreement and the plan of merger require approval by the holders of a majority of the outstanding shares of Waste Industries common stock.

   Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of the merger. If you do not return your card or attend and vote in favor at the special meeting, the effect will be a vote against the merger.

  Your board of directors unanimously recommends that you vote for approval of the merger.

                                          By Order of the Board of directors

                                          Lonnie C. Poole, Jr.,
                                          Chairman of the Board and
                                          Chief Executive Officer

Raleigh, North Carolina

December   , 2000

                                  PLEASE NOTE

    No one has been authorized to provide Waste Industries shareholders with any information other than the information included in this document. Shareholders of Waste Industries should not rely on other information as being authorized by Waste Industries or Waste Holdings.

    This proxy statement-prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement-prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer or solicitation of an offer or proxy solicitation in such jurisdiction.

                               TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION........................................   1
SUMMARY....................................................................   2
RISK FACTORS...............................................................   6
PROPOSAL NO. 1 -- APPROVAL OF THE REORGANIZATION...........................  12
  Effects of the Reorganization............................................  12
  Reorganization Share Exchange............................................  12
  Exchange Method..........................................................  12
  Operation and Management of Waste Holdings and Waste LLC after the
   Reorganization..........................................................  13
  Waste Industries Board Approval of and Reasons for the Reorganization....
  Recommendation...........................................................  13
  Vote Required............................................................  14
  Organizational Documents Conditions to Related Events of the
   Reorganization; Termination.............................................
  Amendments and Waivers...................................................  14
  Effective Time...........................................................  14
  Expenses of the Reorganization...........................................  14
  Federal Income Tax Consequences of the Reorganization....................  14
  Accounting Treatment of the Reorganization...............................  16
  Restrictions on Resale of Waste Holdings Common Stock....................  16
INFORMATION RELATING TO WASTE LLC..........................................  17
INFORMATION RELATING TO WASTE HOLDINGS.....................................  17
BUSINESS OF WASTE INDUSTRIES...............................................  17
  General..................................................................  17
  Industry Overview........................................................  18
  Strategy.................................................................  19
  Internal Growth..........................................................  19
  Expansion Through Acquisitions...........................................  19
  Operating Enhancements...................................................  21
  Acquisition Program......................................................  21
  Contracts Program........................................................  24
  Services.................................................................  24
  Operations...............................................................  26
  Marketing and Sales......................................................  29
  Competition..............................................................  30
  Employees................................................................  30
  Risk Management, Insurance and Performance Bonds.........................  31
  Regulation...............................................................  31
  Property and Equipment...................................................  35
  Legal Proceedings........................................................  36
MANAGEMENT.................................................................  37
  Directors................................................................  37
  Executive Officers.......................................................  38
  Other Key Employees......................................................  38
  Executive Compensation...................................................  39
  Compensation of Directors................................................  40
  Compensation Committee Interlocks and Insider Participation..............  40
CERTAIN TRANSACTIONS.......................................................  41
PRINCIPAL SHAREHOLDERS.....................................................  41
MARKET FOR COMMON STOCK....................................................  42
DIVIDEND POLICY............................................................  43

SELECTED FINANCIAL DATA............................................         44
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATION..............................................         46
DESCRIPTION OF CAPITAL STOCK.......................................         54
DEADLINE FOR SHAREHOLDER PROPOSALS.................................         56
EXPERTS............................................................         56
OPINIONS...........................................................         57
OTHER MATTERS......................................................         57
FINANCIAL STATEMENTS...............................................        F-1

Appendices:
Amended and Restated Agreement and Plan of Merger and
 Reorganization.................................................... Appendix A
Articles of Incorporation of Waste Holdings, Inc................... Appendix B
Bylaws of Waste Holdings, Inc...................................... Appendix C

                      WHERE YOU CAN FIND MORE INFORMATION

   Waste Industries files, and after the reorganization Waste Holdings will file, annual, quarterly and current reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. In addition, you can read and copy this information at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also inspect reports, proxy and information statements, and other information about Waste Industries at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   Waste Holdings filed a registration statement with the SEC under the Securities Act of 1933, as amended, relating to the Waste Holdings common stock offered to the Waste Industries shareholders. The registration statement contains additional information about the reorganization, Waste Holdings and the Waste Holdings common stock. The SEC allows Waste Holdings to omit certain information included in the registration statement from this proxy statement-prospectus. The registration statement may be inspected and copied at the SEC's public reference facilities described above.

   You may obtain copies of our SEC filings or copies of exhibits to the registration statement by writing or calling Trish Mueller, Investor Relations, Waste Industries, Inc., 3301 Benson Drive, Suite 601, Raleigh, North Carolina 27609, telephone (919) 325-3000.

                                    SUMMARY

   This summary highlights selected information from this proxy statement-prospectus and might not contain all of the information that is important to you. You should carefully read this entire document, including the appendices. This will give you a more complete description of the reorganization we are proposing.

Business of Waste Industries, Waste Holdings and Waste LLC

   Waste Industries is a regional solid waste services company providing solid waste collection, transfer, recycling, processing and disposal services to its customers. Waste Industries has also recently expanded its business activities to the ownership and operation of landfills. Waste LLC is a North Carolina limited liability company that is wholly-owned by Waste Holdings. Waste LLC has no present operations of its own and was recently formed by Waste Industries (and is currently owned by Waste Holdings) to effect the reorganization. Waste Holdings, a North Carolina corporation, is a company which has no present operations of its own and was recently formed (and is currently owned) by Waste Industries for the purpose of serving as its holding company after the reorganization.

Proposed Reorganization

   Waste Holdings is the holding company for Waste LLC. Waste Industries will merge with and into Waste LLC. Waste Holdings will continue to be the sole owner of Waste LLC. In the reorganization, the shareholders of Waste Industries immediately prior to the reorganization will become the shareholders of Waste Holdings.

   It is also contemplated that some of the companies that are currently owned by Waste Industries (and which will be owned by Waste LLC as a result of the reorganization) will be merged with and into Waste LLC in order to consolidate certain business assets. Ownership interests in the other companies that are currently owned by Waste Industries (and which will be owned by Waste LLC as a result of the merger) will be distributed by Waste LLC to Waste Holdings after the reorganization in order that these companies will thereafter be directly or indirectly owned by Waste Holdings.

   The executive officers and directors of Waste Holdings immediately following the reorganization will be the same executive officers and directors of Waste Industries immediately prior to the reorganization.

   The articles of incorporation of Waste Holdings are identical to those of Waste Industries. The bylaws of Waste Holdings are substantially similar to those of Waste Industries.

   The merger agreement governs the reorganization and is included in this proxy statement-prospectus as Appendix A.

   The following diagrams illustrate the present and proposed corporate structures of Waste Industries and Waste Holdings before and after the reorganization.


                                   [DIAGRAM]

               Present Structure              Proposed Structure
               -----------------              ------------------
             Public Shareholders             Public Shareholders

               Waste Industries                 Waste Holdings


  Merge        Waste       Waste               Waste        Waste
              Holdings  Subsidiaries            LLC     Subsidiaries


               Waste
                LLC


Share Exchange

   In the reorganization, each share of Waste Industries common stock outstanding immediately prior to the reorganization will be converted into one share of Waste Holdings common stock.

Our Reasons for the Reorganization

   Waste Industries' Board of directors has unanimously approved the merger agreement and the related transactions because it believes that they will enable Waste Industries to (i) simplify its organizational structure, (ii) segregate for operational and liability purposes the distinct business activities of Waste Industries and its subsidiaries, (iii) allow greater autonomy to companies currently owned or to be acquired in the future, and (iv) make it easier to implement future secured credit facilities at reduced costs of implementation.

Federal Income Tax Consequences of the Reorganization

   Upon consummation of the reorganization, all outstanding shares of Waste Industries common stock will be converted into the right to receive shares of Waste Holdings common stock. For federal income tax purposes, the reorganization will be tax-free to Waste Industries, Waste Holdings, Waste LLC and the shareholders of Waste Industries.

No Dissenters' Rights in the Reorganization

   Waste Industries shareholders do not have statutory dissenters' rights in relation to the reorganization.

Special Meeting

   This proxy statement-prospectus is being furnished by Waste Industries' Board of directors to the shareholders of Waste Industries for their use to determine how to vote their shares at the special meeting of shareholders to be
held on January   , 2001 at   :    .m. (local time) at 3301 Benson Drive, First
Floor, Raleigh, North Carolina.

   In order for the special meeting to be held, a quorum must be present. A quorum is established when a majority of the shares of Waste Industries common stock entitled to be cast on a matter are represented at the special meeting either in person or by proxy.

Shareholder Votes Required

   Assuming that a quorum is present at the special meeting, to approve the merger agreement, shareholders who own a majority of the outstanding shares of Waste Industries common stock must vote for the merger agreement.

Voting Rights at the Special Meeting

   If you owned shares of Waste Industries stock as of the close of business on December 11, 2000, the record date, you are entitled to vote at the special
meeting. On the record date         shares of Waste Industries common stock
were outstanding. You will be entitled to one vote for each share of Waste Industries common stock that was validly issued and outstanding and that you owned on the record date. You may vote either by attending the special meeting and voting your shares or by completing the enclosed proxy card and mailing it to us in the enclosed envelope.

   We are seeking your proxy to use at the special meeting. We have prepared this proxy statement-prospectus to assist you in deciding how to vote and whether or not to grant your proxy to us. Please indicate on your proxy card how you want to vote. Then sign, date and mail it to us as soon as possible so that your shares will be represented at the special meeting. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote to approve the merger agreement. You cannot vote shares held in "street name"; only your broker can. If you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote them.

How to Revoke a Proxy

   If you sign a proxy, you may revoke it at any time before its exercise at the special meeting by giving written notice of the revocation to the Secretary of Waste Industries, submitting a properly executed proxy bearing a later date or attending the special meeting and voting in person.

Solicitation of Proxies by Management of Waste Industries

   In addition to solicitation by mail, our officers, directors and employees may, without additional compensation, solicit proxies from our shareholders in person or by telephone. Any expenses of such proxy solicitation will be paid by us.

Recommendation to Shareholders

   Waste Industries' board of directors has unanimously approved the merger agreement. The board of directors recommends that Waste Industries shareholders vote to approve the merger agreement.

Share Ownership of Management

   At September 30, 2000, Waste Industries' directors and executive officers, their immediate family members and entities they control owned 7,992,154 shares, or approximately 61% of the outstanding shares, of Waste Industries common stock. This number does not include stock that the directors and executive officers may acquire through exercising stock options. These individuals and entities intend to vote their shares in favor of the reorganization.

Use of Proxies for Other Matters

   Properly executed proxies that we receive before the vote at the special meeting that are not revoked will be voted in the proxy holders' discretion as to any other matter which may come properly before the special meeting.

                                  RISK FACTORS

   You should be aware that there are various risks to an investment in our common stock, including those described below. You should carefully consider these risk factors, together with all of the other information included in this proxy statement-prospectus.

   If any of the following risks, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock could decline, and you might lose all or part of your investment.

You might not receive any value upon a liquidation of our company because of our holding company structure.

   Waste Holdings will be a holding company with no direct operations and no significant assets other than the stock of Waste Industries. Waste Holdings will be dependent on the cash flow of Waste Industries to meet its obligations. Any right of Waste Holdings to receive assets of Waste Industries upon its liquidation (and the consequent right of holders of our common stock to participate in the distribution or realize proceeds from those assets) will be effectively subordinated to the claims of the creditors of Waste Industries (including trade creditors and holders of indebtedness of Waste Industries), except if and to the extent Waste Holdings is itself a creditor of Waste Industries, in which case the claims of Waste Holdings would still be effectively subordinated to any security interest in the assets of Waste Industries held by other creditors. As of September 30, 2000,Waste Industries had approximately $239.6 million of liabilities (excluding intercompany payables), including approximately $200.4 million of indebtedness (including capital leases). Approximately $169.0 million of this indebtedness was secured debt under credit facilities, under which Waste Industries could borrow up to an additional $131.0 million

We might be unable to manage our growth which might strain our resources and negatively impact our operations.

   Our goal is to increase the size of our operations both through internal growth and acquisition of other solid waste companies. As we pursue this goal, we might experience periods of rapid growth that could strain our management, as well as our operational, financial and other resources which might negatively impact our operations. In order to maintain and manage our growth effectively, we will need to expand our management information systems capabilities and improve our operational and financial systems and controls. As we grow, our staffing requirements will increase significantly. We will need to attract, train, motivate, retain and manage our senior managers, technical professionals and other employees. We might not be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems to the extent, and in the time, required.

We operate in a highly competitive industry and might be unable to compete effectively, which might have a material adverse impact on our financial condition and results of operations.

   As a result of all the following factors, we might have difficulty competing effectively, which might have a material adverse effect on our financial condition, results of operations and prospects.

   Our industry is highly competitive and fragmented and requires substantial labor and capital resources. Some of the markets in which we compete or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. Some of our competitors may also be better capitalized, have better name recognition or be able to provide services at lower cost than Waste Holdings.

   We also compete with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These municipal operators may have financial advantages over us because of their access to user fees and similar charges, tax revenues and tax-exempt financing.

   In each market in which we own or operate a landfill, we compete for solid waste volume on the basis of disposal or "tipping" fees, geographical location and quality of operations. Our ability to obtain solid waste volume for our landfills might be limited by the fact that some major collection companies also own or operate landfills to which they send their waste.

   We compete for collection accounts primarily on the basis of price and the quality of services. Our competitors might reduce the price of their services in an effort to expand their market share. Also, we derive a substantial portion of our revenues from services provided under municipal contracts. As is generally the case in the industry, these contracts are subject to periodic competitive bidding. Some of our competitors might be able to bid lower than us for these contracts. We might not be able to obtain or retain any of these contracts.

   We face intense competition not only to provide services to customers but also to acquire other businesses within our target market. Some of our competitors have adopted, and others are likely to adopt, a strategy like ours to acquire and consolidate regional and local solid waste businesses. The solid waste industry is constantly changing as a result of rapid consolidation. We expect that increased consolidation in the industry will increase the competitive pressures on our company.

Our operations are geographically concentrated, which makes our results of operations susceptible to regional factors.

   Given our current focus on the Southeastern United States, our results of operations are susceptible to downturns in the general economy of the region, as well as to other factors affecting the region, such as adverse weather conditions and state regulations affecting the solid waste services industry. Our operations and customers are currently located primarily in North Carolina, South Carolina, Virginia, Tennessee, Mississippi, Alabama, Georgia and Florida, and our internal growth and acquisition strategies target these and other markets in the Southeastern United States.

Seasonal changes and economic fluctuations might adversely affect our business and operations.

   Our results of operations tend to vary seasonally, with the first quarter of the year typically generating the least revenues, then higher revenues in the second and third quarter, followed by a decline in the fourth quarter. These seasonal changes reflect the fact that less waste is generated and revenues decrease from project-based and other integrated waste services during the fall and winter months, as well as operating difficulties associated with bad weather in the winter months. Certain operating and other fixed costs stay relatively constant throughout the calendar year, resulting in similar seasonality of operating income.

   Other factors might cause our results of operations to vary seasonally. Our operations may be adversely affected by periods of bad weather at any time during the year which could delay the collection and disposal of waste, reduce the volume of waste generated or delay the construction or expansion of our landfill sites and other facilities. For example, hurricanes, flooding and an unusually heavy snowfall have adversely affected our revenue in the past two years. In addition, our commercial and industrial collection operations, and our landfills that accept construction and demolition debris, might be adversely affected by periods of economic downturn or declines in the construction industry.

We might incur charges against earnings related to capitalized expenditures and advances.

   We might incur charges against earnings relating to capitalized expenditures and advances that could materially and adversely affect our business, financial condition and results of operations. Under generally accepted accounting principles, we capitalize certain expenditures and advances relating to acquisitions and landfill development projects. As of September 30, 2000, we had capitalized approximately $300,000 of these expenditures and advances. We expense indirect acquisition costs, such as executive salaries, general corporate overhead and public affairs and other corporate services, as incurred. We charge against earning any unamortized capitalized expenditures and advances (net of any portion we estimate will be recoverable through sale or otherwise) relating to any operation that is permanently shut down and any pending acquisition or landfill development project that is not expected to be successfully completed.

Compliance with environmental regulation may impede our growth or adversely affect our results of operations.

   We might need to spend considerable time, effort and capital to keep our facilities in compliance with federal, state and local requirements regulating health, safety, environment, zoning and land use. In addition, some of our waste operations that cross state boundaries could be adversely affected if the federal government, or the state or locality in which these waste operations are located, imposes discriminatory fees on, or otherwise limits or prohibits, the transportation or disposal of solid waste. If environmental laws become more stringent, our environmental capital expenditures and costs for environmental compliance would increase. In addition, due to the possibility of unanticipated events or regulatory developments, the amounts and timing of future environmental expenditures could vary substantially from those we currently anticipate. Because of the nature of our operations, we could be named as a potentially responsible party in connection with the investigation or remediation of environmental conditions. These investigations might have a material adverse effect on our financial condition or results of operations. A significant judgment or fine against us, or our loss of significant permits or licenses, could have a material adverse effect on our financial condition, results of operations or prospects.

   Citizens' groups have become increasingly active in challenging the grant or renewal of permits and licenses for landfills and other waste facilities. Responding to any challenges presented by those citizens' groups might further increase our costs and extend the time associated with establishing new facilities and expanding existing facilities.

   State and local governments, as well as citizens' groups, are increasingly demanding alternatives to landfill disposal, such as recycling and composting. In some of our markets, incineration is an alternative to landfill disposal. State and local governments are increasingly mandating recycling and waste reduction at the source, and prohibiting the disposal of certain types of waste, such as yard waste, at landfills. These initiatives might result in reduced waste volume in some of our markets. In addition, several states in our market, including North Carolina, South Carolina and Virginia, have adopted plans that set goals for recycling, specifying increasing percentages of certain solid waste items to be recycled. These recycling goals are being phased in over the next few years. Meeting them might have a material adverse effect on our business, financial condition and results of operations.

Changing market conditions for recyclable commodities will affect, and possible negatively affect, our results of operations.

   We resell recycled waste products. The resale prices of, and demand for, recyclable commodities, particularly wastepaper, can be volatile and subject to changing market conditions. Accordingly, our results of operations will be affected, and might be affected materially and negatively, by changing resale prices or demand for certain recyclable commodities, particularly wastepaper. These changes might also contribute to significant variability in our period-to-period results of operations.

There are potential environmental liability risks associated with our business.

   We are liable for any environmental damage that our solid waste facilities and operations cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water. We might be liable for damage resulting from conditions existing before we acquired these facilities. We might also be liable for off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by us or our predecessors. Any substantial liability for environmental damage could materially and adversely affect our business and financial results.

   Our insurance program does not cover liabilities associated with any environmental cleanup or remediation of our own sites. If initiated, a successful uninsured claim against us could materially and adversely affect our business and financial results.

We face limitations on landfill permitting and expansion, which might cause a material adverse impact on our business and results of operations.

   Our ability to meet our growth objectives depends in part on our ability to acquire, lease and expand landfills and develop new landfill sites. If we were to exhaust our permitted capacity at a landfill, our ability to expand internally would be limited, and we could be required to cap and close our existing landfills and be forced to dispose of collected waste at more distant landfills or at landfills operated by our competitors. The resulting increased costs would materially and adversely affect our business and financial results.

   In some areas where we operate, suitable land for new sites or expansion of existing landfill sites might be unavailable. Operating permits for landfills in states where we operate must generally be renewed at least every five years. In our market area landfills not in compliance with Subtitle D regulations have been closed. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements, and is often resisted by citizen, public interest and other groups. We might not be able to obtain or maintain the permits required to expand, and the permits we get might contain burdensome terms and conditions. Even when granted, final permits to expand are often not approved until the remaining permitted disposal capacity of a landfill is very low. Local laws and ordinances also might affect our ability to obtain permits to expand landfills.

We might have material financial obligations relating to landfill closure and post-closure costs.

   Our reserves for landfill and environmental costs might not be adequate to cover the requirements of existing environmental regulations, future changes or interpretations of existing regulations or the identification of adverse environmental conditions previously unknown to us. We currently accrue for landfill closure and post-closure costs based on consumption of landfill airspace. As of September 30, 2000, assuming that all available landfill capacity is used, we expect to expense approximately $16.3 million to $16.5 million of landfill closure and post-closure costs over the remaining lives of our landfill facilities.

We might be unable to obtain performance or surety bonds, letters of credit or insurance as needed, which might result in the loss of contracts that could adversely impact our results of operations.

   Our failure to obtain means of financial assurance or adequate insurance coverage could materially and adversely affect our business and financial results. Municipal solid waste services contracts and landfill closure obligations might require us to obtain performance or surety bonds, letters of credit, insurance or other means of financial assurance to secure our performance. Some of our existing solid waste collection and recycling contracts require us to obtain performance bonds, which we have obtained. In the future, if we are unable to obtain performance or surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might not be able to enter into additional municipal solid waste services contracts or obtain or retain landfill operating permits. Any difficulty we encounter in obtaining insurance could also make it more difficult for us to secure future contracts conditioned on our having adequate insurance coverage.

We might be unable to finance our growth strategy.

   Our financial condition, results of operation and stock price depend in part on our growth strategy. Part of our future growth will come from acquisitions of solid waste companies. We anticipate that any future business acquisitions will be financed principally through the issuance of shares of our common stock. The relative attractiveness of our common stock to potential acquisition candidates will thus be a significant factor in our ability to finance our acquisition growth strategy as planned. If acquisition candidates are unwilling to accept shares of our common stock for the sale of their businesses, we might be required to offer more cash to acquisition candidates, and this would require us to draw more on our available cash resources or borrowings under our credit facilities to finance our acquisition growth strategy. To the extent that then available cash or credit resources are insufficient to fund our acquisition requirements, we would need additional equity and/or debt financing to provide the cash needed to effect acquisitions as planned. In addition, once companies have been acquired, ongoing maintenance of those companies, particularly those with landfill operations, might require substantial capital expenditures. Our existing capital resources, together with any additional capital resources that we may be able to raise, if at all, on terms that are satisfactory to us, might not be sufficient to meet the capital requirements of our acquisition growth strategy.

We might be unable to execute our growth strategy.

   Our financial condition, results of operation and stock price depend in part on our growth strategy. Part of our future growth will come from acquiring solid waste companies and integrating their operations into our existing business. Our success in executing our growth strategy depends, in part, on our ability to identify and acquire desirable acquisition candidates, as well as our ability to successfully integrate the acquired companies' operations into our business. The consolidation of our operations with the operations of companies we acquire, including the integration of systems, procedures, personnel and facilities, the relocation of staff and the achievement of anticipated cost savings, economies of scale and other business efficiencies, presents significant challenges to our management, particularly if several acquisitions occur at the same time. In short, we cannot assure you that:

  .  we will be able to identify desirable acquisition candidates;

  .  we will be able to acquire any of the identified candidates;

  . we will effectively integrate the companies we acquire and fully realize expected costs savings, economies of scale or business efficiencies; or

  .  any acquisitions will be profitable or increase our earnings.

   Additional factors might negatively affect our ability to implement our acquisition strategy. The recent consolidation and integration activity in our industry, combined with the difficulties, uncertainties and expenses related to developing landfills and transfer stations, has increased competition among companies like ours that are looking to grow by acquiring existing solid waste companies in addition, or as an alternative, to developing new operations of their own. Also, many of the companies we compete against for acquisition candidates are larger, better-known companies with significantly greater capital resources than ours. The intense competition of companies in our industry pursuing the same acquisition candidates might result in fewer acquisition opportunities for us, as well as less advantageous acquisition terms, including higher purchase prices. Higher acquisition costs could increase our capital requirements, or they could force us to reduce the scope of our acquisition growth strategy. Either outcome could have a material adverse effect on our growth prospects, our financial condition and results of operations and the market price of our common stock.

Businesses we acquire might have undisclosed liabilities, which could negatively impact our financial condition.

   In pursuing our acquisition strategy, our investigations of acquisition candidates might fail to discover certain undisclosed liabilities of the acquisition candidates. If we acquire a business having undisclosed liabilities, as a successor owner, we might be responsible for any of the undisclosed liabilities, which could negatively impact our financial condition. We typically try to limit our exposure by getting indemnification from each seller of the acquired companies, and by deferring payment of a portion of the purchase price as security for the indemnification. We might not be able to obtain indemnification, or it might not be enforceable, collectible or sufficient in amount, scope or duration to fully offset any undisclosed liabilities.

We depend on key personnel, the loss of any of whom might have a material adverse impact on our operations.

   Our success depends on the continued contributions of several key employees and officers. Most of our officers do not have employment agreements and we do not maintain key man life insurance policies on any of our officers. The loss of the services of key employees and officers, whether such loss is through resignation or other causes, or the inability to attract additional qualified personnel, could have a material adverse effect on our financial condition, results of operations and growth prospects.

Management controls our company, which could hinder an acquisition of our company you might favor.

   As of September 30, 2000, our executive officers and directors and their immediate families and entities they control, as a group, beneficially owned 61% of our outstanding common stock. As a result, these insiders, acting together, are able to control the election of directors and the outcome of other matters submitted to shareholder vote, including the proposed reorganization. In addition, this control could make it difficult for an acquisition of Waste Holdings that might be favored by shareholders other than our management.

We could issue preferred stock and take other actions that might discourage third parties from attempting to acquire our company.

   Our board of directors has the authority, without further action by the shareholders, to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares. The rights of the holders of our common stock will be subject to, and might be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuing preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of our company. Also, the preferred stock might have other rights, including economic rights, senior to our common stock, and as a result, issuing preferred stock could have a material adverse effect on the market value of our common stock.

We do not anticipate paying cash dividends on our common stock.

   We intend to retain all earnings for the foreseeable future for funding our business operations. In addition, our credit facilities prohibit us from declaring and paying dividends on our common stock. Consequently, we do not anticipate paying any cash dividends on our common stock to our stockholders for the foreseeable future.

Our stock price might be volatile.

   The price at which our common stock trades depends on a number of factors, including:

  . variations in our annual or quarterly financial results or our competitors' annual or quarterly financial results;

  . changes in research analysts' estimates of our earnings or our competitors' earnings;

  .  conditions in the economy in general or our industry in particular;

  .  announcements by our company or our competitors;

  .  unfavorable publicity; or

  .  changes in applicable laws and regulations affecting us or our industry.

   Some of these factors are beyond our control.

   In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations might adversely affect the market price of our common stock. You might not be able to resell our common stock at a price equal to or higher than that at which you received it.

                 PROPOSAL NO. 1--APPROVAL OF THE REORGANIZATION

General

   Waste Industries, Waste LLC and Waste Holdings have entered into the merger agreement, which provides for the merger of Waste Industries with and into Waste LLC. A copy of the merger agreement is included in this proxy statement-prospectus as Appendix A and the merger agreement is incorporated into this proxy statement-prospectus by reference. This proxy statement-prospectus discloses all material terms of the merger agreement and the other appendices. All references to and summaries of the appendices to this proxy statement-prospectus are qualified in their entirety by reference to the full text of the respective Appendix.

Effects of the Reorganization

   Waste Industries plans to effect the reorganization on January 31, 2001 or as soon thereafter as practicable. In the reorganization, Waste Industries will be merged with and into Waste LLC. Each share of Waste Industries common stock outstanding will be converted into one share of Waste Holdings common stock, and Waste LLC will continue to be wholly-owned by Waste Holdings. Waste LLC will be the surviving entity in the merger, and the separate corporate existence of Waste Industries will terminate. The powers, assets, rights and liabilities of Waste Industries will be merged into Waste LLC.

   The reorganization will not result in any change in the business, management, fiscal year, operating assets, liabilities or location of the principal facilities of Waste Industries. The directors of Waste Industries prior to the reorganization will continue as the directors of Waste Holdings. All stock plans of Waste Industries will be continued by Waste Holdings, and each outstanding option or right to purchase shares of Waste Industries common stock will automatically be converted into an option or right to purchase that same number of shares of Waste Holdings common stock upon the same terms and subject to the same conditions. Shareholders should note that approval of the reorganization will also constitute approval of the assumption of all of Waste Industries' stock plans by Waste Holdings. Waste Industries' other employee benefit arrangements will be maintained by Waste LLC after the reorganization upon the terms, and subject to the conditions, currently in effect.

Reorganization Share Exchange

   In the reorganization, each outstanding share of Waste Industries common stock held by shareholders will be converted into one share of Waste Holdings common stock. The shares so exchanged will be all of Waste Holdings ' issued and outstanding shares immediately after the reorganization. The number of shares of Waste Holdings common stock outstanding immediately after the reorganization will be the same number of shares of Waste Industries common stock outstanding immediately before the reorganization.

Exchange Method

   Promptly following the reorganization, Waste Holdings' exchange agent will mail letters of transmittal to each holder of record of Waste Industries common stock, accompanied by instructions for exchanging certificates for shares of Waste Industries common stock for certificates for shares of Waste Holdings common stock. After receipt of such transmittal form, each shareholder may, at such shareholder's option, surrender his or her certificates, together with a duly completed and executed transmittal form, to the exchange agent, as indicated on the transmittal form, and each shareholder will receive in exchange therefor a certificate representing an identical number of shares of common stock of Waste Holdings.

   It is not necessary for shareholders of Waste Industries to exchange their existing stock certificates for certificates of Waste Holdings. Until surrendered and exchanged, each certificate evidencing Waste Industries common stock will be deemed for all purposes to evidence the identical number of shares of Waste Holdings common stock.

Operation and Management of Waste Holdings and Waste LLC after the
Reorganization

   The board of directors of Waste Holdings immediately following the reorganization will be the existing board of directors of Waste Industries, namely Lonnie C. Poole, Jr., Jim W. Perry, J. Gregory Poole, Jr., Thomas F. Darden II, Thomas C. Cannon and Paul L. Brunswick. The executive officers of Waste LLC and of Waste Holdings immediately following the reorganization will be the current executive officers of Waste Industries, namely: Lonnie C. Poole, Jr., Chairman and Chief Executive Officer, Jim W. Perry, President and Chief Operating Officer, Thomas C. Cannon, Vice President and Stephen C. Shaw, Chief Financial Officer, Secretary and Treasurer. Since its inception in September 2000, the board of directors of Waste LLC has consisted of Lonnie C. Poole, Jr. and Jim W. Perry and the officers have been the same as for Waste Holdings, all of whom will continue as the directors and officers of Waste LLC immediately after the reorganization.

Background and Reasons for the Reorganization

   Waste Industries' board of directors has unanimously approved the merger agreement and the related transactions because it believes that they will provide organizational flexibility, administrative simplicity and planning opportunities for business activities in which it is currently engaged and in which it may engage in the future. Management also believes that the use of a holding company will permit certain businesses currently owned and operated by the Waste Industries, or acquired in the future by Waste Holdings, to retain its operating identity if that appears desirable and may contribute to improved management performance by giving the managers of one or more operating subsidiaries a greater sense of identity and autonomy and a greater feeling of individual responsibility for their business decisions. In addition, there may be circumstances in which it will be advisable to insulate an existing or acquired business from potential liability of other operating subsidiaries of Waste Holdings. Neither Waste Holdings nor Waste Industries has any current plans to engage in any business other than those in which Waste Industries is currently engaged. Furthermore, management believes it will have greater flexibility to undertake future secured credit facilities with a holding company structure at reduced costs of implementation. Neither Waste Holdings nor Waste Industries currently has any intention to replace its current credit facility or to increase its current credit facility.

   The board of directors of Waste Industries based its approval and recommendation of the reorganization on a number of factors, including its knowledge of the business, operations, financial needs, financial alternatives and prospects of Waste Industries and its belief that the reorganization is in the best interests of Waste Industries and Waste Industries' shareholders. Creation of a holding company structure and the contemplated direct or indirect ownership by the Waste Holdings after the reorganization of those subsidiaries of Waste Industries that are not merged into Waste LLC will result in a simplified organizational structure whereby the distinct business activities of Waste Industries and its current subsidiaries will be conducted through separate brother-sister entities. In light of the wide variety of factors considered in reaching its recommendation, Waste Industries' board of directors did not find it practicable to assign any relative weight to the factors it considered.

   The boards of directors of Waste Industries, Waste Holdings and Waste LLC have unanimously approved the merger agreement. As the sole member of Waste LLC, Waste Holdings has approved the merger agreement, and, as the sole shareholder of Waste Holdings, Waste Industries also has approved the merger agreement.

Recommendation

   Waste Industries' Board of directors believes that the proposed reorganization is fair to and in the best interests of Waste Industries and its shareholders and recommends a vote FOR approval of the merger agreement.

Vote Required

   Pursuant to the terms of the merger agreement and the provisions of the North Carolina Business Corporation Act, approval of the merger agreement requires the affirmative vote of the holders of at least a majority of all of the shares of Waste Industries common stock outstanding on the record date. As of September 30, 2000, the directors and executive officers of Waste Industries, their immediate family members and entities they control owned 7,992,154 shares, or approximately 61% of the outstanding shares, of Waste Industries common stock. These individuals and entities intend to vote their shares in favor of the reorganization.

Certain Differences in Shareholders' Rights

   The provisions of the articles of incorporation of Waste Holdings are the same as the articles of incorporation and the bylaws of Waste Holdings are substantially similar to the bylaws of Waste Industries. A full discussion of the similarities and minor differences in these organizational documents is found under the heading "DESCRIPTION OF CAPITAL STOCK" on page 54.

Termination

   Even if Waste Industries shareholders approve the merger agreement, it may be terminated and the reorganization abandoned at any time prior to its completion by action of the Board of directors of either Waste Holdings or Waste Industries.

Amendments and Waivers

   The merger agreement may be amended or modified and any of its provisions or conditions (including those which otherwise would be cause for the abandonment of the reorganization) may be waived either before or after the special meeting upon the mutual agreement in writing of Waste Industries and Waste Holdings. No amendment effected after the special meeting may affect the amount or type of consideration to be delivered to shareholders of Waste Industries for their Waste Industries common stock.

Effective Time

   The merger agreement provides that, subject to its approval by the shareholders of Waste Industries, the reorganization shall be effected on the date and time specified in the articles of merger to be filed with the North Carolina Secretary of State, which is anticipated to be January 31, 2001, at 11:58 p.m.

Expenses of the Reorganization

   Waste Industries will pay the expenses of the reorganization and any related transactions regardless of whether the reorganization is completed.

Federal Income Tax Consequences of the Reorganization

   The material United States federal income tax consequences to Waste Industries, Waste LLC, Waste Holdings and the Waste Industries shareholders who receive Waste Holdings common stock pursuant to the reorganization are described below. Waste Industries and Waste Holdings have not requested and do not intend to seek a ruling from the Internal Revenue Service as to the federal income tax consequences of the reorganization. This discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative decisions and rulings and court decisions. This discussion does not address:

  .  state, local or foreign tax consequences of the reorganization;

  . federal income tax consequences to Waste Industries shareholders who hold their common stock as part of a hedge, straddle or conversion transaction or who are subject to special rules under the Internal Revenue Code, such as insurance companies, tax-exempt organizations, individuals who are neither United States citizens nor United States residents, foreign corporations, foreign partnerships, foreign trusts, financial institutions, or brokers or dealers in stocks and securities;

  . the federal tax consequences affecting Waste Industries shareholders who do not hold their common stock as a capital asset; and

  . the federal tax consequences affecting Waste Industries shareholders who have acquired their common stock upon the exercise of options or otherwise as compensation.

   The merger is intended to qualify as a reorganization under section 368(a) of the Code. It is a condition to the obligation of Waste Industries to consummate the merger that Waste Industries shall have received a tax opinion from Deloitte & Touche LLP to the effect that the merger will be treated as a reorganization within the meaning of section 368(a) of the Code. Waste Industries has received the tax opinion. In rendering its opinion, Deloitte & Touche LLP will rely upon the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in (i) the Merger Agreement, (ii) certificates executed by officers of Waste Industries, Waste Holdings and Waste LLC attached as an exhibit to the tax opinion and
(iii) such other documents and corporate records as Deloitte & Touche has deemed necessary or appropriate for purposes of the opinion. The tax opinion is an exhibit to the registration statement. The following discussion of the tax treatment of the reorganization is based on the tax opinion.

   Tax Treatment of the Merger of Waste Industries into Waste LLC. Assuming the accuracy of the representations and assumptions set forth in the tax opinion and upon which the opinion is based, the reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code. Based on the conclusion that the reorganization qualifies as a reorganization within the meaning of section 368(a) of the Code, Waste Industries, Waste Holdings and Waste LLC will recognize no gain or loss for federal income tax purposes as a result of the reorganization. Insofar as you are concerned, assuming that you are not a "dealer" with respect to any Waste Industries common stock you hold, the following federal income tax consequences will result to you as a Waste Industries shareholder as a result of the reorganization:

   1. No gain or loss will be recognized as a result of the exchange of your shares of Waste Industries common stock for shares of Waste Holdings common stock in the reorganization.

   2. The basis in the shares of Waste Holdings common stock you receive in the reorganization will equal your basis in the Waste Industries common stock you surrendered in exchange therefor.

   3. The holding period for the shares of Waste Holdings common stock you receive will include the holding period for the shares of Waste Industries common stock you exchanged in the reorganization.

   Reporting Requirements. As a Waste Industries shareholder receiving Waste Holdings stock as a result of the reorganization, you will be required to retain certain records and file with your federal income tax return a statement setting forth certain facts relating to the merger. The specific filing requirements are found in Treasury Regulations section 1.368-3.

   Treatment as a Taxable Transaction. The issuance of the tax opinion by Deloitte & Touche LLP is no guarantee that the Internal Revenue Service would agree with the characterization of the reorganization as a tax-free transaction. A successful challenge by the Internal Revenue Service to the tax-free status of the reorganization would result in characterization of the transaction by the Internal Revenue Service as a taxable sale by shareholders of their Waste Industries common stock in exchange for the shares of Waste Holdings common stock. In this event, you would recognize taxable gain or loss with respect to each share of Waste Industries common stock exchanged in the reorganization equal to the difference between the fair market value, on the effective date of the reorganization, of the total consideration received for such share in the reorganization (i.e., the Waste Holdings common stock) and your basis in the Waste Industries common stock so exchanged. Your aggregate basis in the Waste Holdings common stock received in the reorganization would equal the fair market value of such stock at the time of receipt, and your holding period for such stock would begin on the date the reorganization was effective.

   Irrespective of the possible tax-free nature of the reorganization, a recipient of shares of Waste Holdings would recognize gain to the extent such shares are considered to be received in exchange for services or for property other than solely Waste Industries common stock. All or a portion of such gain may be taxable as ordinary income.

   The tax consequences of the reorganization may vary depending upon the specific circumstances of each Waste Industries shareholder. Accordingly, we urge you to consult your own tax advisors as to the particular tax consequences to you of the reorganization, including the applicability and effect of any state, local, foreign, or other tax laws, and of changes in applicable tax laws.

Accounting Treatment of the Reorganization

   There will be no accounting effect or change in the carrying amount of the assets and liabilities of Waste Industries as a result of the merger of Waste Industries into Waste LLC. The consolidated capitalization, assets, liabilities and financial statements of Waste Holdings and Waste LLC immediately following the reorganization will be the same as those of Waste Industries immediately prior to the reorganization.

Restrictions on Resale of Waste Holdings Common Stock

   The shares of Waste Holdings common stock to be issued pursuant to the merger agreement have been registered under the Securities Act. Persons who are not affiliates of Waste Industries and who will not be affiliates of Waste Holdings after the reorganization may resell their shares of Waste Holdings common stock without restriction as long as there is an available exemption. Generally, you are an "affiliate" of Waste Industries or Waste Holdings if you are a director or executive officer of either company or own 10% or more of the outstanding common stock of either company. Under present law, any reoffering or sale of such shares by any person who is an affiliate of Waste Industries at the time the merger agreement is submitted to a vote of Waste Industries' shareholders will require either (i) the further registration of such shares under the Securities Act, (ii) compliance with Rule 145 promulgated under the Securities Act, which permits sales under certain conditions, as discussed below, or (iii) the availability of another exemption from further registration. In general, under Rule 145, assuming that a person is, at the time of sale, an affiliate of Waste Holdings, that person may sell such stock if the person: (1) sells during any three-month period no more than the number of shares permitted under Rule 144(e) (which is generally the greater of (i) 1% of the total number of shares of Waste Holdings common stock outstanding, or
(ii) the average weekly volume of trading of Waste Holdings common stock for the four calendar weeks prior to the sale); (2) sells in a "brokers' transaction" (which means, generally, that the broker can do no more than execute the order as agent for the seller, can receive no more than the usual broker's commission, cannot solicit orders to buy in connection with the transaction, and cannot believe that the seller is an underwriter of the securities being sold); (3) does not solicit orders to buy in connection with the transaction and does not make any payment in connection with such sale to anyone other than the selling broker; and (4) sells at a time when there is adequate current public information about Waste Holdings (which will be satisfied so long as Waste Holdings common stock remains registered under the Exchange Act and Waste Holdings continues to file the necessary reports under the Exchange Act). If a person who was an affiliate of Waste Industries at the time of the special meeting is not an affiliate of Waste Holdings at the time of resale and has not been an affiliate for at least three months, he, she or it can also resell without subsequent registration, as long as there is an available exemption, if he, she or it (a) holds the shares for at least one year and sells at a time where there is adequate public information about Waste Holdings (as in (4) above); or (b) holds the shares for at least two years after the reorganization.

                       INFORMATION RELATING TO WASTE LLC

   Waste Holdings organized Waste LLC, with Waste Holdings as its sole member, on September 28, 2000. Waste LLC conducts no business and has no assets, and exists for the primary purpose of effecting the reorganization. Waste Industries will be merged with and into Waste LLC pursuant to the merger agreement. After the reorganization, Waste LLC will continue to be wholly owned by Waste Holdings, Waste LLC will carry on the business and operations of Waste Industries and the separate corporate existence of Waste Industries will terminate. Waste LLC's address and telephone number are the same as Waste Industries' address and telephone number.

                     INFORMATION RELATING TO WASTE HOLDINGS

   Waste Holdings, a North Carolina corporation, was incorporated by Waste Industries on September 28, 2000. Waste Holdings currently conducts no business and has virtually no assets, and exists solely for the purpose of serving as a holding company. After the reorganization, Waste LLC will continue to be wholly owned by Waste Holdings, and Waste Holdings will have no assets (other than the membership interests of Waste LLC), no liabilities and no operations (other than certain administrative functions) independent of those of Waste LLC. Consequently, financial statements of Waste Holdings following the reorganization will be virtually identical to those of Waste Industries prior to the reorganization. Accordingly, historical financial statements of Waste Holdings and pro forma financial statements reflecting completion of the reorganization have not been included in this proxy statement-prospectus. Waste Holdings' address and telephone number are the same as Waste Industries' address and telephone number.

                          BUSINESS OF WASTE INDUSTRIES

General

   Waste Industries is a regional, vertically integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services to commercial, industrial and residential customer locations in North Carolina, South Carolina, Virginia, Tennessee, Mississippi, Alabama, Georgia and Florida. Our principal operations as of September 30, 2000 consisted of 42 collection operations, 24 transfer stations, approximately 100 county convenience drop-off centers, eight recycling facilities and nine landfills, serving more than 360,000 municipal, residential, commercial and industrial customer locations.

   Members of the senior management team founded Waste Industries in 1970 and are recognized for their leadership roles throughout the solid waste management industry and trade organizations. Our management team collectively has over 119 years of experience in the solid waste industry and over 101 years with Waste Industries.

Recent Developments

   During 2000, we made seven acquisitions and sold one collection operation. For more detail on these transactions, see "2000 Acquisitions" starting on page 23.

   Total revenues increased $25.4 million, or 16.2%, for the nine-month period ended September 30, 2000, compared to the same period in 1999. However, net income decreased $2.9 million, or 32.4%, for the nine-month period ended September 30, 2000, compared to the same period in 1999. For more detail on our results of operations and the causes of these changes, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" starting on page 46.

Industry Overview

   In recent years, the solid waste collection and disposal industry has undergone a period of significant consolidation and integration. We believe that this consolidation and integration has been caused primarily by:

  (1) increasingly stringent environmental regulation and enforcement resulting in increased capital requirements for collection companies and landfill operators;

  (2) the ability of larger integrated operators to achieve certain economies of scale;

  (3) the increased integration of collection, transfer, disposal and recycling capabilities; and

  (4) the continued privatization of solid waste collection and disposal services by municipalities and other governmental bodies and authorities.

   Despite the considerable consolidation and integration that has occurred in the solid waste industry in recent years, we believe, based on our experience in the industry, that the industry remains primarily regional in nature because of the localized nature of collecting and disposing of waste and highly fragmented because of the many small competitors in many markets.

   The increasingly stringent industry regulations, such as the Subtitle D Regulations, have resulted in rising operating and capital costs and have caused consolidation and acquisition activities to accelerate in the solid waste collection and disposal industry. Many of the smaller industry participants have found these costs difficult to bear and have decided to either close their operations or sell them to larger operators. In addition, Subtitle D requires more stringent engineering of solid waste landfills including liners, leachate collection and monitoring and gas collection and monitoring. These ongoing costs are coupled with increased financial reserves from solid waste landfill operators for closure and post-closure monitoring. As a result, we believe, based on our market research, the number of solid waste landfills is declining while the size of solid waste landfills is increasing.

   In many markets in which we operate or intend to expand, competitive pressures are forcing operators to become more efficient by establishing an integrated network of solid waste collection operations and transfer stations, through which they secure solid waste streams for disposal. Operators have adopted a variety of disposal strategies, including owning landfills, establishing strategic relationships to secure access to landfills, or by otherwise capturing significant waste stream volumes to gain leverage in negotiating lower landfill fees and securing long-term contracts with high capacity landfills on most favored pricing status terms.

   In the Southeastern U.S. solid waste market, which is our market, city and county governments have historically provided a variety of solid waste services using their own personnel. Over time, many municipalities have opted to privatize or contract out their collection and disposal services to the private sector. Landfills, transfer stations and incinerators located in our market area, which is the Southeastern market, are predominantly municipally owned. The Southeastern market is currently undergoing significant economic and population growth. Certain of the states in the Southeastern U.S. exceed the national average in terms of economic growth as measured by gains in jobs, personal income and population.

   There is an increasing trend at the state and local levels to encourage waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes and recyclable materials, at landfills. For example, North Carolina, South Carolina and Virginia have each established the goal of reducing by 25% the solid waste disposed of in their respective landfills. We believe, based on our experience in the industry, that these trends and laws have created significant opportunities for solid waste services companies to provide additional recycling services to generators of solid waste who are not otherwise able to dispose of such waste.

Strategy

   Our objective is to build the premier solid waste services company in the Southeastern U.S. by expanding our operations and capitalizing on our strong market presence. Our strategy for achieving this objective is:

  (1) to generate internal growth by adding customers and services to our existing operations;

  (2) to acquire solid waste collection companies, customers and, under appropriate circumstances, landfills in existing and new areas of our target market; and

  (3) to increase operating efficiencies and enhance profitability in our existing and acquired operations.

   We intend to implement this strategy as follows:

Internal Growth

   In order to continue to achieve internal growth, we will focus on increasing sales penetration in current and adjacent market areas, marketing upgraded or additional services (such as on-site solid waste compaction) to existing customers and implementing selective price increases. We are the first or second largest provider, in terms of market share, of waste services in the majority of the markets in which we operate. Current levels of population growth and economic development in the Southeastern U.S. and our strong market presence should provide an opportunity for us to increase revenues and market share in our region. As customers are added in existing markets, our density is improved, which should increase our collection efficiencies and profitability. At June 30, 2000, we had an approximately 40-person sales force dedicated to maintaining and increasing our sales to new and existing commercial, industrial, municipal and residential customers.

   An important part of our internal growth strategy is to operate transfer stations strategically located throughout our geographic area to improve our consolidation of collected solid waste and permit us to deliver the collected solid waste to landfills where we have negotiated favorable volume rates with landfill operators. At September 30, 2000, we operated 24 transfer stations, six of which we own. By operating transfer stations, we engage in direct communication with municipalities that own the transfer stations regarding waste disposal services, better positioning us to gain additional business in our markets in the event any of these municipalities privatize their solid waste operations. To the extent we are unable to operate existing transfer stations owned by municipalities, we would consider constructing our own transfer station. We currently have one transfer station under construction.

Expansion Through Acquisitions

   Our strategy for growth includes:

  (1) "tuck-in" and other acquisitions of solid waste collection companies and customers in existing and adjacent markets;

  (2) the acquisition of solid waste collection companies and customers in new markets; and

  (3) the acquisition of landfills in certain circumstances.

   We seek to acquire companies with a significant market presence, high service standards and an experienced management team willing to remain with Waste Industries.

   Based on our market research, we believe that numerous "tuck-in" acquisition opportunities exist within our current market area. A "tuck-in" acquisition refers to an acquisition in which we acquire a solid waste collection company, a division of a company or certain customers of a company located in our existing market area, and integrate the acquired operations or customers into the operations of one of our existing branch facilities. These acquisitions have become an integral part of the industry competitive model due to the efficiencies involved. Such acquisitions, if consummated, provide us with opportunities to improve market share and route density.

   As we enter new markets through acquisitions, we intend to continue to implement a regional expansion strategy. The regional expansion strategy provides us with a base of operations to grow internally through price increases, providing additional services to existing customers, adding new private and public customers and tuck-in acquisitions. We can then expand our presence in the targeted region by adding solid waste collection and transfer operations in regional markets adjacent to or contiguous with the new location. Because our goal is to increase the scale of our operations through internal growth and through the acquisition of other solid waste businesses, we may experience periods of rapid growth with significantly increased staffing requirements. Such growth, if it were to occur, could place a significant strain on our management and on our operational, financial and other resources. Our ability to maintain and manage our growth effectively will require us to expand our management information systems capabilities and improve our operational and financial systems and controls. Moreover, we will need to attract, train, motivate, retain and manage our senior managers, technical professionals and other employees. Any failure to expand our management information systems capabilities and our operational and financial systems and controls or to recruit appropriate additional personnel in an efficient manner at a pace consistent with any business growth we may experience would have a material adverse effect on our company.

   We currently intend to focus on internal growth, supplemented by tuck-in acquisitions in our existing markets. We expect acquisitions in new markets to be more limited than in the last two years. We continue to examine opportunities to expand our presence in new and existing markets in the Southeastern U.S. There can be no assurance that we will be able to identify suitable acquisition candidates or, if identified, negotiate successfully their acquisition. If we fail to implement successfully our acquisition strategy, our growth potential will be limited.

   The recent consolidation and integration activity in the solid waste industry, as well as the difficulties, uncertainties and expenses relating to the development and permitting of solid waste landfills and transfer stations, has increased competition for the acquisition of existing solid waste collection, transfer and disposal operations. Increased competition for acquisition candidates may result in fewer acquisition opportunities being made available to us as well as less advantageous acquisition terms, including increased purchase prices. These circumstances may increase acquisition costs to levels beyond our financial capability or pricing parameters that, as to acquisitions made by us, may have an adverse effect on our results of operations. Many of our competitors for acquisitions are larger, better known companies with significantly greater resources than we have. We also believe, based on our experience, that a significant factor in our ability to consummate acquisitions will be the relative attractiveness of shares of our common stock as an investment instrument to potential acquisition candidates. This attractiveness may, in large part, be dependent upon the relative market price and capital appreciation prospects of our common stock compared to the equity securities of our competitors.

   We have been in the past two years and expect to continue to be actively engaged in identifying solid waste landfill acquisition candidates in the Southeastern U.S., although the number of candidates is limited in our current market area. Based on our experience in the industry, we believe that the successful acquisition of landfills will provide us with opportunities to integrate vertically our collection, transfer and disposal operations while improving operating margins. Generally, we will evaluate a landfill target by determining, among other things, whether access to the landfill is economically feasible from our existing market areas either directly or through strategically located transfer stations, expected landfill life, the potential for landfill expansion, and current disposal costs compared with the cost to acquire the landfill. In addition, where the acquisition of a landfill site is either not available or not economically feasible, we seek to enter into long-term disposal contracts with facilities that are located in proximity to our market areas.

   As of September 30, 2000, we had no new material acquisitions planned.

Operating Enhancements

   We have implemented advanced management information systems, financial controls, shared support services and benchmarking systems designed to improve productivity, efficiency and profitability of our existing and acquired operations. Each branch facility has on-line real time access to our financial, operating, cost and customer information. This access enables our managers to evaluate continuously our performance record and to establish benchmarks in all phases of our operations. Management utilizes these systems to:

  .  improve collection and transportation efficiencies;

  .  enhance equipment and personnel utilization;

  .  reduce equipment acquisition and maintenance costs;

  . reduce disposal costs by maximizing waste streams directed to lower cost landfills;

  .  timely monitor and collect customer accounts; and

  . provide current information to our sales force to ensure properly structured pricing for new customers.

   Through the utilization of our systems and controls, we will continue to manage our landfill disposal costs and to negotiate long-term disposal contracts with Subtitle D landfill operators. In addition, we have developed an extensive network of transfer stations that we use to consolidate waste streams to gain greater leverage in negotiating landfill disposal fees. As of September 30, 2000, approximately 30% of our waste volume was directed through transfer stations owned or operated by us.

Acquisition Program

   From 1990 through September 30, 2000, we acquired, either by merger or asset purchase, 59 solid waste collection or disposal operations, with seven being acquired in 2000, 15 being acquired in 1999 and 13 in 1998. We have developed a set of financial, geographic and management criteria designed to assist management in the evaluation of acquisition candidates engaged in solid waste collection and disposal. These criteria evaluate a variety of factors, including, but not limited to:

  (1) historical and projected financial performance;

  (2) internal rate of return, return on assets and return on revenue;

  (3) experience and reputation of the candidate's management and customer service reputation and relationships with the local communities;

  (4) composition and size of the candidate's customer base;

  (5) whether the geographic location of the candidate will enhance or expand our market area or ability to attract other acquisition candidates;

  (6) whether the acquisition will augment or increase our market share or help protect our existing customer base;

  (7) any synergies gained by combining the acquisition candidate with our existing operations; and

  (8) liabilities of the candidate.

   We have an established integration procedure for newly acquired companies designed to effect a prompt and efficient integration of the acquired business while minimizing disruption to our ongoing business and that of the acquired business. Once a solid waste collection operation is acquired, programs designed to improve collection and disposal routing, equipment maintenance and utilization, employee productivity, operating efficiencies and overall profitability are implemented. To improve an acquired business' operational productivity, administrative efficiency and profitability, we apply the same benchmarking programs and systems to the acquired business as are employed at our existing operations. We also solicit new commercial, industrial and residential customers in areas within and surrounding the markets served by the acquired collection operations as a means of further improving operating efficiencies and increasing the volumes of solid waste collected by the acquired operation. We typically attempt to retain the acquired company's management and key employees and to decentralize operations, while consolidating administrative and management information systems through our corporate offices.

   Prior to completing an acquisition, we perform extensive environmental, operational, engineering, legal, human resource and financial due diligence. All acquisitions are subject to initial evaluation and approval by our management before being recommended to the Board of directors.

  1999 Acquisitions

   On December 1, 1999, we acquired assets from Traco Waste Systems, Inc., related to its solid waste disposal business in and around Newport News, Virginia, for approximately $705,000 in cash.

   On November 1, 1999, we made a tuck-in acquisition of the assets of Matthews Sanitation Services related to its solid waste collection, disposal and recycling business in and around the Wake County, North Carolina area, for approximately $175,000 in cash.

   On October 31, 1999, we acquired all of the outstanding capital stock of Southern Waste Services, Inc., which operates a solid waste collection and hauling business in southern Mississippi, for approximately $3.3 million in cash.

   On October 31, 1999, we acquired all of the outstanding capital stock of Southern Waste of Alabama, Inc., which operates a solid waste collection and hauling business in and around Mobile, Alabama, for approximately $580,000 in cash.

   On October 31, 1999, we acquired all of the outstanding capital stock of S. & S. Enterprises, Inc., which owns and operates a Class I rubbish site in Harrison County, Mississippi, for approximately $202,000 in cash.

   On October 31, 1999, we acquired all of the outstanding capital stock of Quick-Way Salvage, Inc., which operates a solid waste collection, disposal, recycling and scrap metal salvage business in and around Danville and South Boston, Virginia, for approximately $2.9 million in cash.

   On October 30, 1999, we made a tuck-in acquisition of the assets of Jerry's Sanitation, Inc. related to its solid waste collection, disposal and recycling business in and around the Mecklenburg County, North Carolina area, for approximately $550,000 in cash.

   On June 11, 1999, we acquired assets from A&S Waste Services, Inc. related to its solid waste collection and recycling business located in the Douglas, Georgia area for approximately $550,000 in cash.

   On June 1, 1999, we acquired assets from Keith D. Threet of Crossville, Tennessee related to his waste collection business known as Keith's Disposal Service for approximately $200,000 in cash.

   On May 31, 1999, we acquired assets from Elaine Woodard related to her residential solid waste collection and recycling business located in the Raleigh, North Carolina area and known as A&B Sanitation for approximately $320,000 in cash.

   On May 20, 1999, we purchased customer routes, containers and certain other assets of K&S Sanitation, Inc. related to its residential solid waste collection business located in the Charlotte, North Carolina area for approximately $550,000 in cash.

   On May 1, 1999, we acquired the assets of S&T Haulers, LLC associated with its solid waste collection and recycling business located in and around Marietta, Georgia for approximately $1.6 million in cash.

   On May 1, 1999, we acquired North Mecklenburg Sanitation, Inc., which operates a solid waste collection business in and around Charlotte, North Carolina. The purchase price for this company was approximately $4.5 million in cash and 281,250 unregistered shares of our common stock which were registered effective June 1, 1999. This transaction expands our operations into the Charlotte, North Carolina area.

   On April 30, 1999, we made a tuck-in acquisition of Central Georgia Waste Services, Inc. for $500,000 in cash. This tuck-in acquisition further expands our existing operations in and around Atlanta, Georgia.

   On April 1, 1999, we acquired Old Kings Road Solid Waste Services, Inc., which operates a landfill and a related solid waste collection business in and around Jacksonville, Florida, for approximately $5.0 million in cash. This acquisition gives Waste Industries its fourth landfill and expands its operations into northeastern Florida, a new market for us in the southeastern U.S.

   On February 12, 1999 we purchased equipment and customer contracts related to the commercial, industrial and residential solid waste collection and recycling businesses of Clary's Container Corporation, located in Max Meadows, Virginia, for approximately $1.3 million in cash.

   On January 14, 1999, we acquired a regional municipal solid waste landfill in Decatur County, Tennessee from Waste Services of Decatur, LLC through Liberty Waste Services, LLC for approximately $12.9 million in cash.

   We primarily used borrowings under our revolving credit facility to fund acquisitions during 1999.

  2000 Acquisitions

   On March 1, 2000, we acquired Trashbusters, LLC for approximately $900,000 in cash. This tuck-in acquisition further expands our existing operations in our Easley, South Carolina facility, which serves the Greenville/Spartanburg area.

   On March 23, 2000, we acquired a construction and demolition landfill in the Greenville/Spartanburg, South Carolina area from South Eastern Associates, Inc. known as Loveless & Loveless, for $2.3 million in cash. This acquisition provides us with our seventh landfill.

   On March 23, 2000, we acquired substantially all of the assets of J&B Partnership, LLC for $500,000 in cash. This tuck-in to our Easley, South Carolina facility provides transfer operations for the Greenville/Spartanburg area.

   On May 30, 2000, through an asset swap, we acquired the Sampson County Landfill, a municipal solid waste landfill in Roseboro, North Carolina, and a collection operation as a tuck-in to our existing Fayetteville, North Carolina operation, from Allied Waste Industries for $27.4 million in cash. Simultaneously, we sold our collection operations in Ooltewah, Tennessee and Dalton, Georgia to Allied Waste Industries for $9.9 million in cash. This acquisition provides us with our eighth landfill.

   On June 23, 2000, we acquired a construction and demolition landfill in Atlanta, Georgia from Safeguard Landfill Management, Inc. for $7.3 million in cash. This acquisition provides us with our ninth landfill.

   On July 21, 2000, we acquired a transfer station in Wilson County, North Carolina from a subsidiary of Allied Waste Industries, Inc. for approximately $2.2 million in cash.

   On September 1, 2000, we acquired all of the outstanding capital stock of Shamrock Environmental, Inc., a waste-hauling operation serving the Macon, Georgia area, for approximately $1.7 million in cash.

   We primarily used borrowings under our revolving credit facility to fund acquisitions during the first nine months of 2000.

Contracts Program

   We currently have approximately 244 municipal contracts. We believe that opportunities for gaining larger contracts are increasing due to trends among municipalities to privatize or outsource solid waste services. In most cases, only larger disposal services companies such as Waste Industries are financially acceptable to the municipality. Historically, in the Southeastern U.S., city and county governments have provided a variety of solid waste services using their own personnel. Over time, many municipalities have opted to privatize or contract out their collection and disposal services to the private sector. Typically, these contracts are competitively bid and have initial terms of one to five years. In bidding for large contracts, our management team draws on its experience in the waste industry and its knowledge of local service areas in existing and target markets. We engage in extensive due diligence using our advanced management information systems and productivity and cost modeling analyses to respond to requests for proposals to provide services. Our regional managers are responsible for managing the relationships with local governmental officials within their respective service area and sales representatives may be assigned specific municipalities for coverage. We may be required to bid for renewal of a contract previously awarded to us, or in certain cases to renegotiate the contract as a result of changed market conditions. During 1999, we retained over 74% of our municipal contracts that were up for bid or renewal.

Services

   Commercial, Industrial and Residential Waste Services

   We provide commercial and industrial collection and disposal services under one-year to five-year service agreements. Fees are determined by such factors as collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in our markets for similar service. Collection of larger volumes associated with commercial and industrial waste streams generally helps improve our operating efficiencies and, through consolidation of these volumes, we can negotiate more favorable disposal prices. Our commercial and industrial customers utilize portable containers for storage thereby enabling us to service many customers with fewer collection vehicles. Commercial and industrial collection vehicles normally require one operator. We provide two to eight cubic yard containers to commercial customers and 10 to 42 cubic yard containers to industrial customers. As a part of the services provided by Waste Industries and for an additional fee under our waste services contract, we install stationary compactors that compact waste prior to collection are installed on the premises of a substantial number of large volume customers. No single commercial or industrial contract is individually material to our results of operations.

   Our residential solid waste collection and disposal services are performed either on a subscription basis with individual households, or under contracts with municipalities, homeowners associations, apartment owners or mobile home park operators. Municipal contracts grant us the right to service all or a portion of the residences in a specified community or to provide a central repository for residential waste drop-off. We had approximately 244 municipal contracts in place as of September 30, 2000. No single municipal or other residential contract is individually material to our results of operations. Municipal contracts in our market areas are typically awarded on a competitive bid basis and thereafter on a bid or negotiated basis and usually range in duration from one to five years. Residential contract fees are based primarily on route density, the frequency and level of service, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in its markets for similar service. Municipal collection fees are paid either by the municipalities from tax revenues or through direct service charges to the residents receiving the service.

   At September 30, 2000, we owned and operated nine solid waste landfills in Florida, Georgia, Mississippi, North Carolina and Tennessee. Our landfill facilities are designed and operated to meet federal, state and local regulations in all material respects and we believe each of our landfill sites are in compliance with current applicable state and federal Subtitle D regulations in all material respects. None of our landfills are permitted to accept hazardous waste.

   Transfer Station Services

   The 24 transfer stations operated by Waste Industries at September 30, 2000 receive, compact and transfer solid waste to larger company-owned vehicles for transport to landfills. We believe that transfer stations benefit us by:

  (1) providing access to multiple landfills;

  (2) improving utilization of collection personnel and equipment;

  (3) concentrating the waste stream to gain leverage in negotiating for more favorable disposal rates; and

  (4) building relationships with municipalities that can lead to opportunities for additional business in the future.

   Depending on the location, size and local regulatory environment, transfer stations can be constructed for as little as $150,000 for a small rural facility or as much as $1.0 million for larger sites. We believe that we have obtained all permits and authorizations necessary to operate our existing transfer stations and that each of our existing transfer stations has been operated in compliance in all material respects with applicable environmental regulations.

   At September 30, 2000, we owned six of the transfer stations we operate, and operate the remaining 18 transfer stations pursuant to operating agreements. These operating agreements have terms ranging from annual one-year renewals to an indefinite period. We generally receive a fixed monthly operating fee for our services under these agreements, together with a variable fee based upon the number of hauls made by us from the station. At September 30, 2000, approximately 60% of waste directed to the transfer stations operated by us is delivered by third parties, who pay us a fee based on the tonnage delivered. Control of these third-party waste streams coupled with our waste stream adds to our bargaining power in our negotiations for favorable solid waste disposal rates with landfill operators.

   Recycling Services

   Recycling involves the removal of reusable materials from the waste stream for processing and sale in various applications. Based on our experience in the industry, we believe that recycling will continue to be an important component of local and state solid waste management plans as a result of the public's increasing environmental awareness and expanding regulations mandating or encouraging waste recycling. We offer commercial, industrial and residential customers recycling for office paper, cardboard, newspaper, aluminum and steel cans, plastic, glass, pallets and yard waste. At September 30, 2000, we operated approximately 100 convenience sites where residents can dispose of recyclables. These commodities are delivered either to third-party processing facilities in exchange for a fee or to one of eight facilities operated by us for processing prior to resale.

   From January 1, 1995 through September 30, 2000, we invested approximately $5 million in infrastructure to develop regionally located recycling facilities and equipment. Through these facilities, we recycle office paper, cardboard, aluminum and steel cans, plastic, glass, pallets and yard waste. At September 30, 2000, less than 3% of our waste stream was recycled. Through a centralized effort, we resell recycled waste products using commercially reasonable practices and seek to manage commodity-pricing risk by spreading the risk among our customers. The resale prices of, and demand for, recyclable commodities, particularly wastepaper, can be volatile and subject to changing market conditions. Accordingly, our results of operations will be affected, and might be affected materially, by changing resale prices or demand for certain recyclable commodities, particularly wastepaper. These changes might also contribute to significant variability in our period-to-period results of operations.

   Convenience Sites and Other Specialized Services

   In 1982, we developed the concept of a convenience site in response to increasing volumes of waste dumped randomly in rural areas. Each site typically consists of a ramp for easy disposal access, a trash compactor and trash and recycling containers. Most sites have posted operating hours during which Waste Industries personnel assist residents with the deposit of waste and recyclables while monitoring the types of waste deposited at the sites. Because these convenience sites reduce the amount of trash dumped along roads and adjacent to recreational areas, we believe that county and local governments will contract for these sites to be strategically located. At September 30, 2000, we operated approximately 100 convenience sites located in 14 counties in our market area.

   In addition, we have increased our efforts to secure additional contracts to manage comprehensive disposal services for large corporations and municipalities. For example, after thorough review and evaluation, we may provide a lump sum quote for handling all the waste in a company's facility. This would include source separating various wastes into commodities for resale and non-recyclables for disposal. The process of sorting at the source, processing through a compaction system and scheduling waste and recyclable removals only when the containers are full reduces our cost and increases our operating efficiency. Furthermore, confidential documents can be controlled throughout the process and destroyed to the customer's satisfaction.

Operations

   Branch Facility Structure

   Based on our experience in the industry, we believe that a branch facilities structure retains decision-making authority close to the customer, which enables us to identify customers' needs quickly and implement cost-effective solutions. Furthermore, we believe that it provides a low-overhead, highly efficient operational structure that allows us to branch into geographically contiguous markets and operate in small communities which larger competitors may not find attractive. Based on our experience in the industry, we believe that branch facilities and decentralized management of operations provide us with a strategic competitive advantage given the relatively rural nature of the Southeastern U.S.

   We deliver our waste services from branch locations, in contiguous service areas, which permit our branch facilities to provide back-up services and support to one another. Each manager of a branch facility has autonomous service and decision-making authority for the local market area. Each designated region is overseen by a regional manager, who is typically located at one of our branch facilities. As of September 30, 2000, the branch network was divided into the eight regions set forth below:

                             Collection Operations

 Carolinas                                         Mississippi
  Central      Carolinas South   Carolinas West       Valley         Tennessee Valley
 ---------     ---------------   --------------    -----------       ----------------
Durham, NC    Wilmington, NC    Graham, NC       Olive Branch, MS Crossville, TN
Garner, NC    Bolivia, NC       Greensboro, NC   Biloxi, MS       Lilburn, GA
Hope Mills,
 NC           Charleston, SC    Henderson, NC    Mobile, AL       Easley, SC
Morrisville,
 NC           Conway, SC        Oxford, NC       Decatur, TN      Alpharetta, GA
              Sumter, SC        Wytheville, VA                    Dawson, GA
                                Huntersville, NC                  Americus, GA
 Carolinas
    East      Carolinas Coastal Danville, VA                      Warner Robbins, GA
 ---------    -----------------
                                                                  Douglas, GA
Elizabeth
 City, NC     Newport, NC                                         Albany, GA
Goldsboro,
 NC           Jacksonville, NC                                    Moultrie, GA
Greenville,
 NC                                                               Warner Robbins AFB, GA
Kinston, NC                                                       Oglethorpe, GA
Norfolk, VA
Rocky Mount,
 NC
Wilson, NC

                              Disposal Operations

                                   Mississippi
 Carolinas Central                    Valley                              Tennessee Valley
 -----------------                 -----------                            ----------------
 Durham, NC                      Olive Branch, MS                         Jacksonville, FL
                                 Biloxi, MS                               Douglas, GA
 Carolinas Sampson               Decatur, TN                              Graycourt, SC
 -----------------
 Sampson County, NC                                                       Fairburn, GA

   Our managerial philosophy centers on the principle that customers' needs can best be served at the local level by a staff of well-trained personnel led by a branch manager. Each branch manager is responsible for implementing sales programs, maintaining service quality, promoting safety in the branch's operations and overseeing the day-to-day operations for the branch, including contract administration. Branch managers also assist regional managers in identifying potential acquisition candidates. Frequently, the branch manager is also the branch facility's sales manager; but in larger market areas, branch facilities will have one or more sales persons. Branch managers are compensated based on the performance of their branch. Each branch manager reports to a regional manager or Vice President, who reports directly to our President.

   In addition to delivering our services, branch staff responsibilities include setting up customer accounts, answering customer questions, processing accounts payable and maintaining accurate payroll and personnel information. Maintenance support for collection equipment is also provided at the branch facility. The facility size, number of maintenance personnel and capabilities are determined by the number of vehicles operated and the type of services provided within the branch facility's market area.

   On a monthly basis, the corporate and/or regional officers meet with each branch manager to discuss and evaluate the branch operations. This evaluation is conducted through the use of flash reports on a weekly basis at the branch and regional levels and monthly at the corporate level. Flash reports highlight key operating data such as man-hours, overtime hours, truck hours, revenues and extraordinary costs. These meetings are oriented to identifying trends, opportunities and strategies in the branch facility's proximate geographic area. Using a decentralized approach, but with strong corporate monitoring and strict budgetary and operating guidelines and quality control standards, each branch manager has the authority to exercise discretion in business decisions. Our management information systems provide corporate management timely oversight of branch performance.

   Information Technologies

   A cornerstone of our desire to deliver responsive and cost-effective waste services is our management information systems network. Many of our information systems, controls and services are designed to assist branch facilities' personnel in making decisions based upon centralized information. Financial control is maintained through personnel, fiscal and accounting policies which are established at the corporate level for implementation at the branch locations. Our systems allow for centralized billing and collection through a lock-box system, thus enhancing cash management. An internal audit program monitors compliance with our policies and the benchmarks are monitored continuously using an advanced management information system. This information system links our IBM AS/400 computer to each branch using satellite technology which allows each branch on-line, real-time financial, productivity, maintenance and customer information.

   Support Services

   In order to ensure focus at the branch facility level and to support branch operations, we established our Support Services Team in 1995. Support services include:

  (1) safety and training services;

  (2) risk management;

  (3) capital expenditure evaluation;

  (4) human resources services;

  (5) equipment maintenance;

  (6) location of most economical disposal facilities;

  (7) purchasing;

  (8) sales and marketing support;

  (9) productivity analysis;

  (10) research and development services; and

  (11) acquisition due diligence.

   The Support Services Team provides significant assistance to the branch facilities in the integration of newly acquired operations and in securing new and retaining existing customers. Successful integration of an acquired business is critical to achieving operational and administrative efficiencies and improved profitability of the incremental business.

   Support services include a comprehensive safety and risk management program that has strong management support and includes strict safety rules and policies, accident investigations, tracking and statistical analysis, employee safety awards, branch safety committees and random facility inspections by both corporate staff and an outside loss control specialist.

   Management believes that its safety program has resulted in accident rates and insurance loss ratios that are consistently lower than industry averages.

   Landfill and Other Disposal Alternatives

   At September 30, 2000, we used approximately 100 landfill disposal sites in the markets we serve and we owned and operated nine of these landfill sites. We have historically opted to contract for landfill services due to the availability of disposal space at favorable tipping fees in close proximity to our current markets. In some markets, we have been able to control disposal costs by negotiating long-term disposal contracts with Subtitle D landfill operators. In addition, we operate an extensive network of transfer stations to consolidate waste streams and receive volume discounts on disposal costs.

   Based on our market research, we believe that many landfills not in compliance with Subtitle D Regulations will close in our market area in the next few years. Despite this, the absolute volume of disposal capacity is increasing due both to the expansion of capacity at existing landfills and the opening of new landfills. Landfill operators are aggressively soliciting solid waste volumes to ensure cash flows sufficient to support the expansion costs and other capital expenditures made to achieve compliance with the provisions of Subtitle D. Based on our market research, we believe there will continue to be a significant supply of low-cost disposal capacity in our current markets and that by controlling a large volume of the waste stream we will be able to continue to negotiate favorable disposal costs. We plan to continue to secure long-term disposal contracts with Subtitle D landfill operators and to continue expansion of transfer stations. Transfer stations allow us access to additional disposal sites and are substantially less expensive to develop than landfills. Based on our experience in the industry, we believe that landfills that have been targeted for closure might provide prime sites to develop transfer stations.

   We acquired five landfills in 1999 and three landfills in the first nine months of 2000 and intend to acquire more. We might acquire other existing landfills or we might develop landfills or partner with an experienced landfill operator for the acquisition, development or assumption of the operation of additional landfills. In our current markets, such action would be pursued if we believed that ownership or operation of a landfill in a particular market would provide significant cost benefits compared to our traditional system of consolidating waste and negotiating favorable disposal rates. In a new market, we may become a landfill owner or operator if that market lacks the amount of disposal capacity that we have experienced in our current markets.

   We also intend to develop land clearing and inert debris ("LCID") landfills in the near future. Such development would provide us an opportunity to dispose of a portion of our waste stream in our own landfill, rather than paying a third party to do so. LCID landfills can only take limited kinds of waste (namely land-clearing and inert debris such as trees, rocks and concrete), as opposed to traditional solid waste landfills, which can take any kind of waste (except hazardous waste). Traditional solid waste landfills are therefore subject to more stringent regulation than LCID landfills. As a result, LCID landfills generally can be constructed in a relatively short time and involve fewer regulatory hurdles compared to traditional solid waste landfills.

   Alternatives to landfill disposal, such as recycling and composting, are increasingly being used. In addition, incineration is an alternative to landfill disposal in certain of our markets. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain type of wastes, such as yard wastes, at landfills. These developments may result in the volume of waste being reduced in certain areas. North Carolina, South Carolina and Virginia have each adopted plans or requirements that set goals for specified percentages of certain solid waste items to be recycled. These recycling goals are being phased in over the next few years. These alternatives, if and when adopted and implemented, might have a material adverse effect on our business, financial condition and results of operations.

Landfill Closure and Post-Closure Costs

   We have financial obligations relating to closure and post-closure or remediation costs, or long-term care, for the landfill sites we now own and operate, and our obligations for these costs will increase if we decide to develop or acquire additional landfill sites in the future.

   Landfill closure and post-closure costs include estimated costs to be incurred for final closure of landfills and estimated costs for providing required post-closure monitoring and maintenance of landfills. We estimate these future cost requirements based on our interpretation of the technical standards of the Environmental Protection Agency's Subtitle D regulations. While the precise amounts of these future obligations cannot be determined, at September 30, 2000, we estimate the total costs to be approximately $16.4 million for remediation, final closure of our operating facilities and post-closure monitoring costs. Our estimate of these costs is expressed in current dollars and is not discounted to reflect anticipated timing of future expenditures. We had accrued approximately $262,000, $1.6 million and $2.5 million for such projected costs at December 31, 1998 and 1999 and September 30, 2000, respectively. At September 30, 2000, we had not paid any amounts out of these accruals. We provide accruals for these future costs (generally for a term of 30 years after final closure of any landfill), and will provide additional accruals for these and other landfills we may acquire or develop in the future, based on engineering estimates of consumption of airspace over the useful lives of such facilities. There can be no assurance that our ultimate financial obligations for actual closure or post-closure costs will not exceed the amount accrued and reserved or amounts otherwise receivable pursuant to insurance policies or trust funds. Such a circumstance could have a material adverse effect on our financial condition and results of operation.
Marketing and Sales

   We market our services locally through our regional and branch managers and approximately 40 direct sales representatives who focus on commercial, industrial and residential customers. We also obtain new customers from referral sources, our general reputation and local market print advertising. Leads are also developed from a construction reporting service, new building permits, business licenses and other public records. Additionally, each branch facility advertises in the yellow pages and other local business print media that cover its service area. A variety of methods are used to market services directly to individual households. Some branch locations have dedicated sales representatives that market residential services. We engage in direct mail campaigns and door-to-door marketing and works with real estate agents and developers to sell services to new developments. We recently installed telemarketing programs to sell residential services. All Waste Industries containers display the Waste Industries logo, name and telephone number. Additionally, we attend and make presentations at municipal and state conferences and advertise in governmental associations' membership publications.

   Our sales representatives visit customers on a regular basis and make sales calls to potential new customers. These sales representatives receive a significant portion of their compensation based upon certain incentive formulas. We emphasize providing quality services and customer satisfaction and retention, and believe that its focus on quality service will help retain existing and attract additional customers. Maintenance of a local presence and identity is an important aspect of our marketing plan, and many of our managers are involved in local governmental, civic and business organizations.

   No single customer of ours accounted for more than 4% of our revenues in 1999 and the first nine months of 2000. We do not believe that the loss of any single customer would have a material adverse effect on our results of operations.

Competition

   The solid waste management industry is highly competitive, very fragmented and requires substantial labor and capital resources. Intense competition exists within the industry not only for collection, transportation and disposal volume, but also for acquisition candidates. The industry includes three large national waste companies: Waste Management, Inc.; Allied Waste Industries, Inc. and Republic Services, Inc. There are several other public companies in the industry with annual revenue in excess of $100 million, including Casella Waste Systems, Inc. and Waste Connections, Inc. We compete with a number of these and other regional and local companies, including publicly or privately owned providers of incineration services.

   We also compete with certain municipalities that operate their own solid waste collection and disposal facilities. These municipalities may have certain advantages over us due to the availability of tax revenues and tax-exempt financing.

   We compete for collection and recycling accounts primarily on the basis of price and quality of our services. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. These practices may also lead to reduced pricing for our services or the loss of business.

Competitive Bid Contracts

   We provide a substantial portion of our residential collection services under municipal contracts and, at September 30, 2000, approximately 37% of our revenues came from municipal contracts. As is generally the case in the industry, municipal contracts are subject to periodic competitive bidding. The balance of our residential services are provided on a subscription basis. However, no single customer of any type accounted for more than 4% of our revenues in 1999 or the first nine months of 2000. At September 30, 2000, we had not lost, nor do we reasonably expect to lose a contract that would have a material adverse effect on our financial condition or results of operations because the contract either was or is not material. Our inability to compete with larger and better capitalized companies, or to replace a significant number of municipal contracts lost through the competitive bidding process with comparable contracts or other revenue sources within a reasonable time period, could have a material adverse effect on our results of operations.

Employees

   At September 30, 2000, we employed approximately 1,800 full-time employees. None of our employees are represented by unions. We have experienced low turnover among our employees and believe that our relations with our employees are good. We are highly dependent upon the services of the members of our management team, the loss of any of whom may have an adverse effect on our operations.

Risk Management, Insurance and Performance Bonds

   We actively maintain an environmental and other risk management programs appropriate for our business. Our environmental risk management program includes evaluating both existing facilities, as well as potential acquisitions, for environmental law compliance and operating procedures. We also maintain a worker safety program that encourages safe practices in the workplace. Operating practices at all of our existing operations stress minimizing the possibility of environmental contamination and litigation. We believe that all of our facilities are in compliance in all material respects with applicable state and federal regulations.

   We carry a range of insurance intended to protect our assets and operations, including a commercial general liability policy and a property damage policy. If a partially or completely uninsured claim were made against us (including liabilities associated with cleanup or remediation at our own facilities) and it was successful and of sufficient magnitude, it could have a material adverse effect on our results of operations or financial condition. Any future difficulty in obtaining insurance could also impair our ability to secure future contracts, which may be conditioned upon the availability of adequate insurance coverage.

   Municipal solid waste collection contracts may require performance bonds or other means of financial assurance to secure contractual performance. We have not experienced difficulty in obtaining performance bonds or letters of credit for our current operations. At September 30, 2000, we had provided customers and various regulatory authorities with bonds and letters of credit of approximately $4.7 million to secure our obligations. If we were unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, we may be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill operating permits.

Regulation

   Introduction

   We are subject to extensive and evolving federal, state and local environmental laws and regulations that have been enacted in response to technological advances and increased concern over environmental issues. These regulations not only strictly regulate the conduct of our operations but also are related directly to the demand for many of the services we offer.

   The regulations affecting us are administered by the EPA and various other federal, state and local environmental, zoning, health and safety agencies. We believe that we are currently in substantial compliance with applicable federal, state and local laws, permits, orders and regulations, and we do not currently anticipate any material environmental costs (although there can be no assurance in this regard). We anticipate there will continue to be increased regulation, legislation and regulatory enforcement actions related to the solid waste services industry. As a result, we attempt to anticipate future regulatory requirements and to plan accordingly to remain in compliance with the regulatory framework.

   In order to transport waste, we must have one or more permits from state or local agencies. These permits also must be periodically renewed and are subject to modification and revocation by the issuing agency. None of our permits has ever been revoked.

   In order to develop, own or operate a landfill, a transfer station or most other solid waste facilities, we are required to go through several governmental review processes and obtain one or more permits and often zoning or other land use approvals. Obtaining these permits and zoning or land use approvals is difficult, time consuming and expensive and is often opposed by various local elected officials and citizens' groups. Once obtained, operating permits generally must be periodically renewed and are subject to modification and revocation by the issuing agency.

   Our facilities are subject to a variety of operational, monitoring, site maintenance, closure, post-closure and financial assurance obligations which change from time to time and which could give rise to increased capital expenditures and operating costs. We do not expect to make material capital expenditures for environmental control facilities in 2000 or 2001. In connection with any such landfills, it is often necessary to expend considerable time, effort and money in complying with the governmental review and permitting process necessary to maintain or increase the capacity of these landfills. Governmental authorities have broad power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations.

   The principal federal, state and local statutes and regulations applicable to our various operations are as follows:

   The Resource Conservation and Recovery Act of 1976

   RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and non-hazardous. Wastes are generally classified as hazardous if they (i) either (a) are specifically included on a list of hazardous wastes or
(b) exhibit certain hazardous characteristics and (ii) are not specifically designated as non-hazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as non-hazardous.

   Among the wastes that are specifically designated as non-hazardous waste are household waste and "special" waste, including items such as petroleum contaminated soils, asbestos, foundry sand, shredder fluff and most non-hazardous industrial waste products.

   Although we currently are not involved with transportation or disposal of hazardous substances, we transported hazardous substances in the past and might become involved with hazardous substance transportation and disposal in the future. The EPA regulations issued under Subtitle C of RCRA impose a comprehensive "cradle to grave" system for tracking the generation, transportation, treatment, storage and disposal of hazardous wastes. The Subtitle C regulations provide standards for generators, transporters and disposers of hazardous wastes, and for the issuance of permits for sites where such material is treated, stored or disposed. Subtitle C imposes detailed operating, inspection, training and emergency preparedness and response standards, as well as requirements for manifesting, record keeping and reporting, facility closure, post-closure and financial responsibilities.

   In October 1991, the EPA adopted the Subtitle D Regulations governing solid waste landfills. Because we own and operate landfills, we must comply with these regulations. We believe that we are in compliance with these regulations.

   The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill sites meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of groundwater and have extensive collection systems to carry away leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the leachate collection system operation. The Subtitle D Regulations also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that protects human health and the environment. We are not aware of any problem with methane gas at any of our facilities. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with the Subtitle D Regulations criteria. Various states in which we operate or might enter have adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations. Failure to comply with these regulations could require us to undertake investigatory or remedial activities, to curtail operations or to close a landfill temporarily or permanently. Future changes in these regulations might in the future require us to modify, supplement or replace equipment or facilities at costs that may be substantial. The failure of regulatory agencies to enforce these regulations vigorously or consistently may give an advantage to our competitors whose facilities do not comply with the Subtitle D Regulations or its state counterparts. Our ultimate financial obligations related to any failure to comply with these regulations could have a material adverse effect on our operations and financial condition.

   The Federal Water Pollution Control Act of 1972

   The Federal Water Pollution Control Act of 1972, as amended, known as the Clean Water Act, establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites and transfer stations, into waters of the U.S. Because we own and operate landfills and transfer stations, we must comply with this Act. For example, if run-off from our transfer stations or if run-off or collected leachate from our owned or operated landfills is discharged into streams, rivers or other surface waters, the Clean Water Act would require us to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with the EPA's storm water regulations issued in November 1990, which are designed to prevent possibly contaminated landfill storm water runoff from flowing into surface waters. We believe that our facilities are in compliance in all material respects with Clean Water Act requirements. Various states in which we operate, or in which we might operate in the future, have been delegated authority to implement the Clean Water Act permitting requirements, and some of these states have adopted regulations that are more stringent than the federal requirements. We believe we are in compliance with this Act.

   The Comprehensive Environmental Response, Compensation and Liability Act of 1980

   The Comprehensive Environmental Response, Compensation and Liability Act of 1980, also known as CERCLA, established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities from which there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous substances. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" as defined by RCRA, but can also be founded upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste.

   We currently do not handle hazardous waste, but because we own and operate landfills and transfer stations, we might be subject to CERCLA. If we were to be found to be a responsible party for a CERCLA cleanup, the enforcing agency could hold us, or any other generator, transporter or the owner or operator of the facility, completely responsible for all investigative and remedial costs even if others might also be liable. CERCLA also authorizes the imposition of a lien in favor of the U.S. upon all real property subject to, or affected by, a remedial action for all costs for which a party is liable. CERCLA provides a responsible party with the right to bring legal action against other responsible parties for their allocable share of investigative and remedial costs. Our ability to get others to reimburse us for their allocable share of such costs would be limited by our ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties. We are not aware that we currently have any CERCLA liability.

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

   The Clean Air Act

   The Clean Air Act provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from certain landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. Because we own and operate landfills, we must comply with this Act. We believe we are in compliance with this Act. The EPA has proposed new source performance standards regulating air emissions of certain regulated pollutants (methane and non-methane organic compounds) from municipal solid waste landfills. Landfills located in areas with air pollution problems may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the disposal of asbestos-containing materials. Some of the federal statutes described above contain provisions authorizing under certain circumstances, the institution of lawsuits by private citizens to enforce the provisions of the statutes.

   The Occupational Safety and Health Act of 1970

   OSHA establishes employer responsibilities and authorizes the promulgation by the Occupational Safety and Health Administration of occupational health and safety standards, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, to comply with worker protection standards established by OSHA, to maintain certain records, to provide workers with required disclosures and to implement certain health and safety training programs. Various of those promulgated standards might apply to our operations, including those standards concerning notices of hazards, safety in excavation and demolition work, the handling of asbestos and asbestos-containing materials, and worker training and emergency response programs. Our employees are trained to respond appropriately in the event there is an accidental spill or release of packaged asbestos-containing materials or other regulated substances during transportation or landfill disposal. We believe we are in compliance with applicable OSHA standards.

   State and Local Regulations

   Each state in which we now operate or might operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. Because of our business, we must comply with these laws and regulations. We believe we are in compliance with them. In addition, many states have adopted Superfund statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting our operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and then put out for bid the right to provide collection services, and bans or other restrictions on the movement of solid wastes into a municipality.

   Permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, permits and approvals, as well as certain state and local regulations, might limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, from time to time federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although Congress has not yet passed such legislation, if this or similar legislation is enacted, states in which we operate landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could materially adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

   In addition, certain states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the U.S. Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, we may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned proposed federal legislation would allow states and localities to impose certain flow control restrictions.

   These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may materially adversely affect our ability to operate our landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for our collection operations. If we were unable to pass such higher costs through to its customers, our business, financial condition and results of operations could be materially adversely affected.

   There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and waste recycling, and to prohibit or restrict the disposal of certain types of solid wastes, such as yard wastes, leaves and tires, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect our ability to operate our facilities at their full capacity.

   We believe we are in compliance with applicable state and local regulations.

Property and Equipment

   Our principal executive offices are located at 3301 Benson Drive, Raleigh, North Carolina, where we currently lease approximately 25,000 square feet of office space. Our principal property and equipment consists of land (primarily transfer stations, bases for collection operations and landfill sites), buildings, and vehicles and equipment. Our land and buildings are located in North Carolina, South Carolina, Virginia, Tennessee, Mississippi, Alabama, Georgia and Florida. We also lease real property in the states in which we do business. At September 30, 2000, we operated 42 collection operations, 24 transfer stations, eight recycling facilities and nine landfills aggregating approximately 2,276 acres. All our property and equipment are used in our one industry segment, which includes collection, transfer, recycling, processing and disposal of municipal solid and industrial wastes.

   Containers

   Some type of container is used in almost every service we provide, and we therefore have an extensive inventory on-hand or on-site at customers' locations throughout North Carolina, South Carolina, Virginia, Tennessee, Mississippi, Alabama, Georgia and Florida. We own all of our containers and centrally manage our inventory located at the branch facility level. We also own a significant number of on-site compaction containers, which provide efficiency for high-volume solid waste generators. Container life is dependent on the location of the container, the type of waste that is deposited into the container and how the container is maintained. Proper maintenance of commercial and industrial front loader and roll-off containers consists of regular repainting, scheduled repairs and switch-outs, quality cleaning, sanding and priming and monitoring of the container by our employees to check for needed repairs. Residential collection containers require minor maintenance.

   Collection Vehicles

   We use a fleet of specialized collection vehicles to collect and transport waste and to provide recycling and convenience site services. At September 30, 2000, we owned approximately 95% of our transportation fleet and lease the remainder. We have implemented an aggressive and reliable maintenance program to extend the useful lives of our equipment. Preventative and long-term maintenance is performed on regularly scheduled cycles that are more frequent than most manufacturers' suggested schedules. Preventative maintenance is performed on collection vehicles after every 150 to 250 hours of operation depending on its class, and long-term maintenance (reconstruction of engines, transmissions, etc.) is performed every four to six years. Additionally, cosmetic repairs (painting, interior upholstery repairs) are performed as needed. The majority of the maintenance program is done by our personnel located in branch facilities.

Legal Proceedings

   We are not a party to any material pending legal proceedings. In the normal course of our business and as a result of the extensive governmental regulation of the waste industry, we might periodically become subject to various judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency might seek to impose fines on us or to revoke, or to deny renewal of, an operating permit held by us. In addition, we might become party to various claims and suits pending for alleged damages to persons and property, alleged violation of certain laws and for alleged liabilities arising out of matters occurring during the normal operation of the waste management business.

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

                                   MANAGEMENT

   The directors and executive officers of Waste Holdings will be the same as those of Waste Industries. As of September 30, 2000, the directors and officers of Waste Industries were as follows:

Directors

                                                                        Director
   Name                                                             Age  Since
   ----                                                             --- --------
   Lonnie C. Poole, Jr.............................................  63   1970
   Jim W. Perry....................................................  56   1974
   J. Gregory Poole, Jr............................................  65   1994
   Thomas F. Darden II.............................................  45   1997
   Thomas C. Cannon................................................  50   1999
   Paul L. Brunswick...............................................  60   1999

   LONNIE C. POOLE, JR., founded Waste Industries in 1970 and has served as Chief Executive Officer and Chairman of the Board of directors of Waste Industries since that time. Mr. Poole holds a B.S. in Civil Engineering from North Carolina State University and an M.B.A. from the University of North Carolina at Chapel Hill. Mr. Poole has more than 29 years' experience in the solid waste industry. He has served in the Environmental Industry Association, ("EIA", formerly the National Solid Waste Management Association or the "NSWMA"), a non-profit business association established to, among other things, inform, educate and assist its members in cost-effective, safe and environmentally responsible management of waste in the following positions:
Chairman, Vice-Chairman, Board Member. In addition, Mr. Poole has served in the EIA Research and Education Foundation as Chairman and now is a member of its Board of directors. Mr. Poole was inducted into the EIA Hall of Fame in 1994.

   JIM W. PERRY joined Waste Industries in 1971 and has served as our President and Chief Operating Officer since 1987 and as a director since 1974. Mr. Perry holds a B.S. in Agricultural and Biological Engineering from North Carolina State University and an M.S. in Systems Management from the University of Southern California. Mr. Perry has more than 29 years' experience in the solid waste industry and has received the Distinguished Service Award from the NSWMA. In addition, Mr. Perry has served in the Carolinas Chapter of NSWMA as Chairman and on the Membership Committee. Mr. Perry was inducted into the EIA Hall of Fame in 1997.

   J. GREGORY POOLE, JR., an original investor in the Company in 1970, has served as a member of the Board of Directors since 1994. Until March 1999, Mr. Poole was Chairman of the Board and Chief Executive Officer of Gregory Poole Equipment Company. Mr. Poole is a member of the Board of Directors of First Union Corporation. Mr. Poole holds a B. S. in Business Administration from the University of North Carolina at Chapel Hill.

   THOMAS F. DARDEN II, has served as a director of the Company since June 1997. Since 1984, Mr. Darden has served as Chairman of Cherokee Sanford Group LLC, or its predecessors and affiliates, which include a brick manufacturing company and a $250 million brownfield investment fund. He is also a principal of Franklin Street/Fairview Capital, a private equity investment company. Mr. Darden chaired the Triangle Transit Authority and is on the boards of Shaw University, Winston Hotels, Inc. and BTI Telecom Corp. In addition, Mr. Darden has served on the Board of Visitors and currently serves on the Honors Advisory Board at the University of North Carolina at Chapel Hill. Mr. Darden holds a B.
A. with Highest Honors and an M.R.P. in Environmental Planning from the University of North Carolina at Chapel Hill, and a J. D. from Yale University.

   THOMAS C. CANNON has served as a Vice President of the Company since its acquisition of TransWaste Services, Inc. in September 1998. Mr. Cannon founded TransWaste Services in 1994 and has served as its President since that time. He holds a B.B.A. in Industrial Management from the University of Georgia and has done graduate work in Accounting at Georgia Southwestern College.

   PAUL L. BRUNSWICK has served as a director of the Company since December 1999. Currently Mr. Brunswick is President of General Management Advisory. From 1992 to 1999, Mr. Brunswick served as Vice President and Chief Financial Officer of GoodMark Foods, Inc., a public company that was acquired by ConAgra, Inc. in July 1998. From 1987 to 1992, he served as Vice President and Chief Financial Officer for CompuChem Corporation, a public company that was acquired by Hoffman-La Roche in 1992. Mr. Brunswick has served on several company boards of directors and is currently the President of the North Carolina Chapter of the Financial Executives Institute and serves on the board of Life Experiences, a nonprofit public service organization. He has previously served on the boards of United Way and Junior Achievement. Mr. Brunswick holds a B.S. in Accounting and an M.B.A. from Ohio State University.

Executive Officers

   As of September 30, 2000, the executive officers of Waste Industries were as follows:

Name                        Age Position(s)
----                        --- -----------
Lonnie C. Poole, Jr........  63 Chairman, Chief Executive Officer and Director
Jim W. Perry...............  56 President, Chief Operating Officer and Director
Stephen C. Shaw............  40 Chief Financial Officer, Secretary and Treasurer

   STEPHEN C. SHAW joined the company in 1985 and was appointed Chief Financial Officer in November 1999. Mr. Shaw served as our Vice President, Finance from 1991 to 1999 and as our controller from 1985 to 1999. He is a Certified Public Accountant and holds a B.S. in Business Administration from the University of North Carolina at Chapel Hill. Mr. Shaw has more than 15 years' experience in the solid waste industry.

Other Key Employees

   The following table sets forth certain information concerning our other key employees as of September 30, 2000:

Name                         Age Position(s)
----                         --- -----------
Lonnie C. Poole, III........  38 Vice President and Director of Support Services
Richard D. Lauck............  54 Vice President--Carolinas Region
Thomas C. Cannon............  50 Vice President--Georgia/Tennessee Valley Region
James J. Becher.............  50 Vice President--Mississippi Valley Region

   LONNIE C. POOLE, III has served as our Vice President, Director of Support Services since 1995. From 1990 to 1995, he served as our Risk Management Director. Mr. Poole holds a B.S. in Aerospace Engineering from North Carolina State University. Mr. Poole is the son of Lonnie C. Poole, Jr. Mr. Poole has more than 10 years' experience in the solid waste industry.

   RICHARD D. LAUCK has served as a Vice President of the company since March 1998. From November 1995 until March 1998, he served as our Central Regional Manager. Prior to joining Waste Industries, Mr. Lauck worked for 14 years with Waste Management, Inc., where he held various operational positions including General Manager, Vice President and Region Manager. Mr. Lauck holds a B.S. degree, specializing in Marketing, from the University of Northern Colorado and an M.S. from Colorado State University. Mr. Lauck has more than 18 years' experience in the solid waste industry.

   THOMAS C. CANNON has served as a Vice President of Waste Industries since September 1998. Mr. Cannon joined us during our acquisition of TransWaste Services, Inc. He holds a B.B.A. in Industrial Management from the University of Georgia and has done graduate work in Accounting at Georgia Southwestern College. Mr. Cannon has 6 years of experience in the solid waste industry.

   JAMES J. BECHER has served as a Vice President of the company since March 1998. He joined Waste Industries in 1986 as a Branch Manager. Mr. Becher holds a B.A. in History from Guilford College in North Carolina. He has 14 years' experience in the solid waste industry.

   None of our executive officers, directors or other key employees is related to any other executive officer, director or other such key employee, except that Lonnie C. Poole, Jr. and Lonnie C. Poole, III are father and son.

Executive Compensation

   Summary Compensation

   The following table sets forth all compensation paid by Waste Industries for services rendered to it in all capacities for the fiscal years ended December 31, 1997, 1998, and 1999 to its Chief Executive Officer and its other executive officers who earned at least $100,000 in the respective fiscal year (collectively, the "Named Executive Officers").

                           Summary Compensation Table

                                                    Long-Term
                                      Annual       Compensation
                                   Compensation       Awards
                                 ----------------- ------------
                                                      Stock
Name and Principal        Fiscal                     Options       All Other
Position                   Year   Salary   Bonus     (Shares)   Compensation(1)
------------------        ------ -------- -------- ------------ ---------------
Lonnie C. Poole, Jr......  1999  $    --  $    --     26,833        $   --
 Chairman and Chief
  Executive Officer        1998  $    --  $    --        --         $ 4,200
                           1997  $224,324 $141,127       --         $42,632(2)
Jim W. Perry ............  1999  $214,798      --     22,979        $ 7,956
 President                 1998  $212,381      --        --         $15,132
                           1997  $201,676 $107,828       --         $42,760(2)
Stephen C. Shaw .........  1999  $ 92,450 $ 19,747     3,000        $ 4,447
 Chief Financial Officer,
  Secretary and Treasurer

--------
(1) Includes for Mr. Poole and Mr. Perry:
  .  profit sharing contributions of $4,511 in 1997;
  .  auto allowances of $4,200 in 1997 and 1998;
  . life insurance premiums paid by us on executive group policy insurance coverage in excess of $50,000 payable to the Named Executive Officer or his family as follows: Mr. Poole, $2,488 in 1997; and Mr. Perry, $874, $932 and $1,456 in 1997, 1998 and 1999, respectively;
  . 401(k) Plan contributions in the following amounts for 1997, 1998 and 1999: Mr. Poole, $673, $0 and $0; and Mr. Perry, $2,375, $10,000 and
     $6,500.

  Includes for Mr. Shaw, in 1999:
  . life insurance premiums of $67 paid by us on executive group policy insurance coverage in excess of $50,000 payable to Mr. Shaw or his family; and
  .  401(k) Plan contributions of $4,380.

(2) Includes director's fees of $30,800.

   Option Grants, Exercises and Holdings and Fiscal Year-End Option Values

   The following table sets forth certain information concerning all grants of stock options made during the year ended December 31, 1999 to the Named Executive Officers:

                     Option/SAR Grants in Last Fiscal Year

                                                                            Potential
                                                                        Realizable Value
                                                                        at Assumed Annual
                                                                         Rates of Stock
                          Number of    % of Total                             Price
                          Securities  Options/SARs Exercise             Appreciation for
                          Underlying   Granted to   or Base              Option Term(1)
                         Options/SARs Employees in   Price   Expiration --------------------
Name                       Granted    Fiscal Year  ($/Share)    Date       5%      10%
----                     ------------ ------------ --------- ---------- -------- --------
Lonnie C. Poole Jr......    26,833        34.8%     $16.78   April 2004 $124,505 $274,769
Jim W. Perry............    22,979        29.7%     $16.78   April 2004 $106,623 $235,305
Stephen C. Shaw.........     3,000         3.9%     $15.25   April 2004 $ 12,630 $ 21,240

--------
(1) Potential realizable value is based on the assumption that the common stock will appreciate at the annual rate shown (compounded annually) from the date of grant until the expiration of the option term. These amounts are calculated for SEC-mandated disclosure purposes and do not reflect our estimate of future stock prices.

   The following table sets forth certain information concerning the number and value of unexercised options held by the Named Executive Officers as of December 31, 1999:

   Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
                                     Values

                                                         Number of Securities              Value of Unexercised
                                                    Underlying Unexercised Options        In-the-Money Options at
                           Shares                       at December 31, 1999(#)           December 31, 1999($)(2)
                         Acquired on     Value      ----------------------------------   -------------------------
Name                     Exercise(#) Realized($)(1)  Exercisable       Unexercisable     Exercisable Unexercisable
----                     ----------- -------------- ---------------   ----------------   ----------- -------------
Lonnie C. Poole, Jr.....      --        $   --                199,320            26,833  $1,233,392    $    --
Jim W. Perry............      --        $   --                 76,800            43,015  $  475,238    $123,983
Stephen C. Shaw.........    2,000       $19,895                   --              9,875  $   25,198    $    --

--------
(1) Market value of our common stock on the exercise date, as quoted on the Nasdaq Stock Market, minus the exercise price.
(2) Market value of our common stock at December 31, 1999 ($11.31 per share), as quoted on the Nasdaq Stock Market, minus the exercise price. Options are considered in-the-money if the market value of the shares covered thereby is greater than the exercise price.

Compensation of Directors

   In 1999, employee directors of Waste Industries received no compensation for service as a member of the Board of directors. Non-employee directors (Paul L. Brunswick, J. Gregory Poole, Jr. and Thomas F. Darden II) are entitled to receive an annual retainer fee in cash or stock of Waste Industries equal in value to $5,000, plus $500 in cash or stock at the option of the individual director for attending each meeting of the Board of directors and each Board of directors' committee meeting, in addition to reimbursement of out-of-pocket expenses.

Compensation Committee Interlocks and Insider Participation

   The Compensation Committee of the Board of directors consists of Paul L. Brunswick, chairman, J. Gregory Poole, Jr. and Thomas F. Darden II, neither of whom was at any time during the fiscal year ended December 31, 1999 or at any other time an officer or employee of Waste Industries. Mr. Perry, President and a director of Waste Industries, is also a member of the compensation committee of Gregory Poole Equipment Company, of which J. Gregory Poole, Jr., a member of the Compensation Committee, was the Chairman and Chief Executive Officer until his retirement in March 1999. Mr. Poole also terminated his ownership interest in Gregory Poole Equipment Company in March 1999. No other executive officer of Waste Industries serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Board of directors or the Compensation Committee.

                              CERTAIN TRANSACTIONS

   In December 1999, we made loans to Lonnie C. Poole, Jr., in the aggregate principal amount of $500,000, and to Jim W. Perry, in the principal amount of $150,000, as advances to pay premiums on life insurance policies purchased by Mr. Poole and Mr. Perry. The loans are full recourse obligations of Mr. Poole and Mr. Perry, and Mr. Poole and Mr. Perry are the sole and absolute owners of the life insurance policies. The loans bear interest at 7% per annum and premiums advanced under the loans are also secured by collateral assignments of policy proceeds and the surrender value of the policies.

                             PRINCIPAL SHAREHOLDERS

   The following table sets forth certain information regarding the ownership of shares of Waste Industries common stock as of September 30, 2000 by (i) each person known by us to beneficially own more than 5% of the outstanding shares of our common stock, (ii) each director of Waste Industries, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of Waste Industries as a group. The ownership of shares of Waste Holdings by these individuals and entity will not change as a result of the reorganization.

                                                         Shares
                                                      Beneficially Percentage
Name(1)                                                  Owned       Owned
-------                                               ------------ ----------
Lonnie C. Poole, Jr.(2)..............................  4,786,879      36.5%
 3301 Benson Drive, Suite 601
 Raleigh, NC 27609
Lonnie C. Poole, III(3)..............................  2,891,952      22.1%
 3301 Benson Drive, Suite 601
 Raleigh, NC 27609
Scott J. Poole(4)....................................  2,905,763      22.2%
 2408 Mt. Vernon Church Road
 Raleigh, NC 27614
Jim W. Perry(5)......................................  1,554,108      11.9%
 3301 Benson Drive, Suite 601
 Raleigh, NC 27609
Goldman Sachs Asset Management.......................  1,028,600       7.4%
 1 New York Plaza
 New York, NC 10004
J. Gregory Poole, Jr. (6)............................    635,032       4.8%
Thomas C. Cannon(7)..................................    425,087       3.2%
Stephen C. Shaw(8)...................................     13,872       1.0%
Paul L. Brunswick....................................      2,827         *
Thomas F. Darden II(9)...............................      2,000         *
All directors and executive officers as a group (7
 persons)(10)........................................  7,419,805      56.6%

--------
*Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal shareholders of Waste Industries and from Schedules 13D and 13G filed with SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Share ownership in each case includes shares issuable upon exercise of warrants and options that may be exercised within 60 days after September 30, 2000 for purposes of computing the percentage of common stock owned by such person but not for purposes of computing the percentage owned by any other person. Applicable percentages are based on 13,109,327 shares outstanding on September 30, 2000.
(2) Includes 211,059 shares underlying vested options, 1,000 shares owned by Mr. Poole's wife and 2,108,018 shares held by three grantor trusts of which Lonnie C. Poole, III and Scott J. Poole, Mr. Poole's children, are beneficiaries and/or trustees.
(3) Includes 67,975 shares underlying vested options, 936,760 shares held by a trust of which Mr. Poole is a co-trustee and beneficiary and 936,758 shares held by a trust of which he is a beneficiary with shared investment power.
(4) Includes 65,611 shares underlying vested options, 936,760 shares held by a trust of which Mr. Poole is a co-trustee and beneficiary and 936,758 shares held by a trust of which he is a beneficiary with shared investment power.
(5) Includes 106,889 shares underlying vested options.
(6) Includes 540,000 shares owned by Mr. Poole's three adult children and 2,520 shares held by Mr. Poole's children as custodian for his three grandchildren. As to all of such shares, Mr. Poole disclaims beneficial ownership.
(7) Includes 1,050 shares underlying vested options.
(8) Includes 7,312 shares underlying vested options.
(9) The shares are held in a custodial account managed by Mr. Darden's wife for the benefit of Mr. Darden's son.
(10) Includes the shares (including shares underlying vested options) discussed in footnotes (2) and (5)-(9).

                            MARKET FOR COMMON STOCK

   Our common stock trades on the Nasdaq National Market under the symbol "WWIN". After the reorganization, the common stock of Waste Holdings will continue to trade on the Nasdaq National Market under the symbol "WWIN". The following sets forth the quarterly high and low bid prices for the years indicated as reported by Nasdaq. These prices are based on quotations between dealers, which do not reflect retail mark-up, mark-down or commissions and might not reflect actual transactions.

                                                              High       Low
                                                            --------- ---------
1998
 First quarter............................................. $21 1/4   $15 1/4
 Second quarter............................................ $22 3/4   $16 1/8
 Third quarter............................................. $ 24      $ 19
 Fourth quarter............................................ $25 5/8   $16 1/2
1999
 First quarter............................................. $19 1/2   $12 13/16
 Second quarter............................................ $18 13/16 $14 7/8
 Third quarter............................................. $18 1/4   $12 3/8
 Fourth quarter............................................ $14 3/4   $10 1/4
2000
 First quarter............................................. $12 7/8   $ 9 1/2
 Second quarter............................................ $11 1/4   $ 8 1/4
 Third quarter............................................. $11 3/4   $ 7 1/2
 Fourth quarter (through November 16, 2000)................ $ 7 7/8   $ 5 5/8

   As of September 30, 2000, the number of record holders of our common stock was 105 and we believe that the number of beneficial owners was more than 400. The amount and percentage of shares currently owned by our shareholders will not change as a result of the reorganization.

                                DIVIDEND POLICY

   Since its conversion from S corporation to C corporation status in connection with and prior to its initial public offering in June 1997, Waste Industries has never paid a cash dividend on its common stock and anticipates that for the foreseeable future any earnings will be retained for use in its business and, accordingly, does not anticipate the payment of cash dividends. Our credit facilities contain covenants that prohibit the payment of cash dividends. The ability of Waste Holdings to pay dividends will be affected by the ability of its subsidiaries to pay dividends.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with the financial statements and the notes thereto included elsewhere in the proxy statement-prospectus. The consolidated statement of operations data set forth below with respect to the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 are derived from, and are referenced to, the audited consolidated financial statements of the company included elsewhere in this proxy statement-prospectus. The consolidated statement of operations data set forth below with respect to the years ended December 31, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 are derived from financial statements not included in this prospectus.

                                                                              Nine Months Ended
                                    Year Ended December 31,                     September 30,
                          -----------------------------------------------  -----------------------
                                                                              1999        2000
                          1995(1)  1996(1)   1997(1)     1998      1999    (unaudited) (unaudited)
                          -------  --------  --------  --------  --------  ----------- -----------
                                         (In thousands, except per share data)
Statement of Operations
 Data:
Service revenues........  $96,051  $104,509  $127,581  $169,527  $213,384   $155,915    $181,034
Equipment sales.........    2,080     1,769     1,601     1,732     1,335        948       1,262
                          -------  --------  --------  --------  --------   --------    --------
Total revenues..........   98,131   106,278   129,182   171,259   214,719    156,863     182,296
Cost of service
 operations.............   57,806    66,542    79,775   105,633   133,923     97,589     112,660
Cost of equipment
 sales..................    1,646     1,240     1,171     1,268       821        602         920
                          -------  --------  --------  --------  --------   --------    --------
Total cost of
 operations.............   59,452    67,782    80,946   106,901   134,744     98,191     113,580
Selling, general and
 administrative.........   18,713    18,990    23,105    26,386    31,196     22,864      28,715
Depreciation and
 amortization...........    8,939     9,307    11,797    16,981    22,298     16,349      19,538
Merger costs and start-
 up costs...............      --        --        --        926       432        334         --
Loss on sale of
 collection operations..      --        --        --        --        --         --        1,677
                          -------  --------  --------  --------  --------   --------    --------
Operating income........   11,027    10,199    13,334    20,065    26,049     19,125      18,786
Interest expense........   (2,399)   (2,497)   (3,021)   (4,812)   (8,653)    (6,251)    (10,011)
Interest income.........      430       194       312        93     1,287        918       1,078
Other income............      --        612       322       538       441        293         143
                          -------  --------  --------  --------  --------   --------    --------
Income before income
 taxes..................    9,058     8,508    10,947    15,884    19,124     14,085       9,996
Income taxes (2)........      --        --      7,011     5,606     7,100      5,214       4,002
                          -------  --------  --------  --------  --------   --------    --------
Net income..............  $ 9,058  $  8,508  $  3,936  $ 10,278  $ 12,024   $  8,871    $  5,994
                          =======  ========  ========  ========  ========   ========    ========
Earnings per share:
Basic...................  $  0.85  $   0.80  $   0.34  $   0.80  $   0.88   $   0.65    $   0.44
                          =======  ========  ========  ========  ========   ========    ========
Diluted.................  $  0.85  $   0.78  $   0.33  $   0.77  $   0.86   $   0.63    $   0.43
                          =======  ========  ========  ========  ========   ========    ========
Pro forma income before
 income taxes (2).......  $ 9,058  $  8,508  $ 10,947  $ 15,884
Pro forma income taxes
 (2)....................    3,632     3,434     4,202     5,803
                          -------  --------  --------  --------
Pro forma net income
 (2)....................  $ 5,426  $  5,074  $  6,745  $ 10,081
                          =======  ========  ========  ========
Pro forma earnings per
 share (2):
Basic...................  $  0.51  $   0.48  $   0.58  $   0.78
                          =======  ========  ========  ========
Diluted.................  $  0.51  $   0.47  $   0.56  $   0.76
                          =======  ========  ========  ========
Weighted-average shares
 outstanding:
Basic...................   10,625    10,660    11,709    12,875    13,707     13,707      13,778
                          =======  ========  ========  ========  ========   ========    ========
Diluted.................   10,660    10,880    12,068    13,266    14,051     14,063      13,999
                          =======  ========  ========  ========  ========   ========    ========
Other Operating Data:
Net cash provided by
 operating activities...  $18,717  $ 17,340  $ 22,949  $ 27,927  $ 28,890   $ 16,722    $ 23,398
Net cash used in
 investing activities...   (8,912)  (15,688)  (59,284)  (57,097)  (70,001)   (54,679)    (66,119)
Net cash provided by
 (used in) financing
 activities.............   (9,336)   (1,973)   35,431    31,659    40,622     35,209      43,206
EBITDA (3)..............   20,396    20,312    25,765    37,584    48,788     35,767      38,467
Balance Sheet Data:
Cash and cash
 equivalents............  $ 2,400  $  2,145  $  1,176  $  3,665  $  3,176   $    917    $  3,661
Working capital
 (deficit)..............    2,214     1,998     1,635     6,943     7,815     11,257       6,548
Property and equipment,
 net....................   36,700    43,233    65,044    88,801   138,523    127,559     191,272
Total assets............   54,167    63,140   113,417   176,201   249,204    229,956     305,101
Long-term debt and
 capital lease
 obligations, net of
 current maturities.....   28,349    34,526    50,788    86,465   139,700    129,486     190,106
Shareholders' equity....  $14,554  $ 15,138  $ 41,167  $ 64,662  $ 70,141   $ 67,649    $ 65,479

-------
(1) On June 16, 1998, we exchanged 21,344 shares of our common stock (with a fair value of $449,000) for all of the issued and outstanding shares of common stock of Dumpsters, Inc. On June 30, 1998, we exchanged 330,000 shares of our common stock (with a fair value of $7.4 million) for all of the issued and outstanding shares of common stock of Reliable Trash Services, Inc. On August 28, 1998, we exchanged 388,311 shares of our common stock (with a fair value of approximately of $8.5 million) for all of the issued and outstanding shares of common stock of Railroad Avenue Disposal, Inc. These business combinations have been accounted for as poolings-of-interests. Accordingly, we have restated our previously issued consolidated financial statements as of and for each of the four years in the period ended December 31, 1997.
(2) For each of the fiscal years presented through 1996 (and for the period from January 1, 1997 to May 8, 1997), Waste Industries was an S corporation and, accordingly, was not subject to federal and certain state corporate income taxes. Additionally, certain companies acquired in pooling-of-interests transactions were previously taxed as S corporations. The pro forma information has been computed as if we were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have applied had we been taxed as a C corporation. For a more detailed discussion see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview."
(3) EBITDA is defined as income before income taxes plus interest expense (net of interest income) and depreciation and amortization. EBITDA should not be considered an alternative to (i) operating income or net income (as determined in accordance with GAAP) as an indicator of our operating performance or (ii) cash flows from operating activities (as determined in accordance with GAAP) as a measure of operating performance or liquidity. However, we have included EBITDA data (which is not a measure of financial performance under GAAP) because we understand that such data is commonly used by certain investors to evaluate a company's performance in the solid waste industry. Furthermore, we believe that EBITDA data is relevant to an understanding of our performance because it reflects our ability to generate cash flows sufficient to satisfy our debt service, capital expenditure and working capital requirements. We therefore interpret the trends that EBITDA depicts as one measure of our operating performance. However, funds depicted by the EBITDA measure may not be available for debt service, capital expenditures or working capital due to legal or functional requirements to conserve funds or other commitments or uncertainties. EBITDA, as measured by us, might not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; actual cash flows; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with our financial statements and notes thereto included in this proxy statement-prospectus for the year ended December 31, 1999 and the nine months ended September 30, 2000. Some matters discussed in this Management's Discussion and Analysis are "forward-looking statements". These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe", "anticipate," "expect" or words of similar import. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. These risks and uncertainties include those related to the ability to manage growth, the availability and integration of acquisition targets, competition, geographic concentration, government regulation and others set forth in this proxy statement-prospectus under the heading "RISK FACTORS". You should consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the dates of the respective financial statements and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

Overview

   Waste Industries is a regional, vertically integrated provider of solid waste services. Waste Industries was founded by members of the current senior management team in 1970. We operate primarily in North Carolina, South Carolina, Virginia, Tennessee, Mississippi, Alabama, Georgia and Florida, providing solid waste collection, transfer, recycling, processing and disposal services for commercial, industrial, municipal and residential customers. At September 30, 2000, we operated 42 collection operations, 24 transfer stations, approximately 100 county convenience drop-off centers, eight recycling facilities and nine landfills in the southeastern U.S. We had revenues of $214.7 million and operating income of $26.0 million in the year ended December 31, 1999, and revenues of $182.3 million and operating income of $18.8 million in the nine months ended September 30, 2000.

   Our presence in high-growth markets in the southeastern U.S., including North Carolina, Georgia and Virginia, has supported our internal growth. From 1990 through September 30, 2000, we acquired, either by merger or asset purchase, 59 solid waste collection or disposal operations. Fifty-four of these acquisitions were accounted for as purchases. Accordingly, the results of operations of these acquired businesses have been included in our financial statements only from the respective dates of acquisition and have affected period-to-period comparisons of our operating results. The 1998 acquisition of ECO Services, Inc. and Air Cargo Services, Inc., which were both common control mergers, and the 1998 acquisitions of Railroad Avenue Disposal, Inc., Reliable Trash Service, Inc. and Dumpsters, Inc., which were all pooling-of-interests transactions, have been included in our financial statements for all periods presented. We anticipate that a significant part of our future growth will come from acquiring additional solid waste collection, transfer and disposal businesses and, therefore, we expect that additional acquisitions could continue to affect period-to-period comparisons of our operating results. For the nine months ended September 30, 2000, we did not have any significant acquisitions requiring historical or pro forma financial statements to be presented. Current levels of population growth and economic development in the southeastern U.S. and our strong market presence in the region should provide an opportunity to increase out revenues and market share. As we add customers in existing markets, our density should improve, which we expect will increase our collection efficiencies and profitability.

   From 1986 until May 8, 1997, Waste Industries was subject to taxation under Subchapter S of the Internal Revenue Code. As a result, during that time our net income for federal and certain state income tax purposes, was reported by and taxable directly to our shareholders, rather than to the company. Primarily to provide funds for tax obligations payable by our shareholders on account of our income in 1996 and 1997, we made cash distributions of approximately $1.8 million to our shareholders. In connection with our conversion from S corporation to C corporation status in May of 1997, we effected an S corporation distribution (consisting of approximately $1.5 million in cash payments) to our S corporation shareholders. The remaining S corporation retained earnings of approximately $8.5 million have been reclassified to additional capital. Our S corporation status was terminated on May 9, 1997 and, accordingly, we became fully subject to federal and state income taxes on that date.

Results of Operations

General

   Our branch waste collection operations generate revenues from fees collected from commercial, industrial and residential collection and transfer station customers. We derive a substantial portion of our collection revenues from commercial and industrial services that are performed under one-year to five-year service agreements. Our residential collection services are performed either on a subscription basis with individual households, or under contracts with municipalities, apartment owners, homeowners associations or mobile home park operators. Residential customers on a subscription basis are billed quarterly in advance and provide us with a stable source of revenues. A liability for future service is recorded upon billing and revenues are recognized at the end of each month in which services are actually provided. Municipal contracts in our existing markets are typically awarded, at least initially, on a competitive bid basis and thereafter on a bid or negotiated basis and usually range in duration from one to five years. Municipal contracts generally provide consistent cash flow during the term of the contracts.

   Our prices for our solid waste services are typically determined by the collection frequency and level of service, route density, volume, weight and type of waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing, and prices charged in our markets for similar services.

   Our ability to pass on price increases is sometimes limited by the terms of our contracts. Long-term solid waste collection contracts typically contain a formula, generally based on a predetermined published price index, for automatic adjustment of fees to cover increases in some, but not all, operating costs.

   At September 30, 2000, we operated approximately 100 convenience sites under contract with 14 counties in order to consolidate waste in rural areas. These contracts, which are usually competitively bid, generally have terms of one to five years and provide consistent cash flow during the term of the contract since we are paid regularly by the local government. At September 30, 2000, we also operated eight recycling processing facilities as part of our collection and transfer operations where we collect, process, sort and recycle paper products, aluminum and steel cans, pallets, plastics, glass and other items. Our recycling facilities generate revenues from the collection, processing and resale of recycled commodities, particularly recycled wastepaper. Through a centralized effort, we resell recycled commodities using commercially reasonable practices and seek to manage commodity pricing risk by spreading the risk among our customers. We also operate curbside residential recycling programs in connection with our residential collection operations in most of the communities we serve.

   Operating expenses for our collection operations include labor, fuel, equipment maintenance and tipping fees paid to landfills. At September 30, 2000, we owned, operated or transferred from 24 transfer stations that reduce our costs by improving our utilization of collection personnel and equipment and by consolidating the waste stream to gain more favorable disposal rates. At September 30, 2000, we owned and operated nine landfills. Operating expenses for these landfill operations include labor, equipment, legal and administrative, ongoing environmental compliance, host community fees, site maintenance and accruals for closure and post-closure maintenance. Cost of equipment sales primarily consists of our cost to purchase the equipment that we resell.

   We capitalize certain expenditures related to pending acquisitions or development projects. Indirect acquisition and project development costs, such as executive and corporate overhead, public relations and other corporate services, are expensed as incurred. Our policy is to charge against net income any unamortized capitalized expenditures and advances (net of any portion thereof that we estimate to be recoverable, through sale or otherwise) relating to any operation that is permanently shut down, any pending acquisition that is not consummated and any landfill development project that is not expected to be successfully completed. Engineering, legal, permitting, construction and other costs directly associated with the acquisition or development of a landfill, together with associated interest, are capitalized.

   Selling, general and administrative ("SG&A") expenses include management salaries, clerical and administrative overhead, professional services, costs associated with our marketing and sales force and community relations expense.

   Property and equipment is depreciated over the estimated useful life of the assets using the straight line method.

   Other income and expense, which is comprised primarily of interest income has not historically been material to our results of operations.

   To date, inflation has not had a significant impact on our operations.

   The following table sets forth for the periods indicated the percentage of revenues represented by the individual line items reflected in our unaudited condensed statements of operations (certain items have been reclassified for presentation purposes only):

                                     Year Ended           Nine Months Ended
                                    December 31,            September 30,
                                  -------------------  -----------------------
                                  1997   1998   1999      1999        2000
                                  -----  -----  -----  ----------- -----------
                                   (1)    (1)          (unaudited) (unaudited)
Total revenues................... 100.0% 100.0% 100.0%    100.0%      100.0%
Service revenues.................  98.8   99.0   99.4      99.4        99.3
Equipment sales..................   1.2    1.0    0.6       0.6         0.7
                                  -----  -----  -----     -----       -----
Total cost of operations.........  62.7   62.4   62.8      62.6        62.3
Selling, general and
 administrative..................  17.8   15.4   14.5      14.6        15.8
Depreciation and amortization....   9.1    9.9   10.4      10.4        10.7
Merger and start-up costs........   --     0.5    0.2       0.2         0.0
Loss on sale of collection
 operations......................   --     --     --        --          0.9
                                  -----  -----  -----     -----       -----
Operating income.................  10.4   11.8   12.1      12.2        10.3
Interest expense.................  (2.3)  (2.8)  (4.0)      3.4         5.5
Interest and other income........   0.5    0.3    0.8      (0.2)       (0.7)
                                  -----  -----  -----     -----       -----
Income before income taxes.......   8.6    9.3    8.9       9.0         5.5
Income taxes ....................   3.4    3.4    3.3       3.3         2.2
Net income ......................   5.2%   5.9%   5.6%      5.7%        3.3%

--------
(1) For the period from January 1, 1997 to May 8, 1997, Waste Industries was an S corporation and, accordingly, was not subject to federal and certain state corporate income taxes. Additionally, certain companies acquired by us in pooling-of-interests transactions were previously taxed as S corporations. The pro forma information has been computed as if we were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have applied had we been taxed as a C corporation.

Nine-Month Period Ended September 30, 2000 vs. Nine-Month Period Ended September 30, 1999

   Revenues. Total revenues increased approximately $25.4 million, or 16.2%, for the nine-month period ended September 30, 2000, as compared with the same period in 1999. This increase was attributable primarily to the following factors: (1) the effect of 17 businesses acquired during the year ended December 31, 1999 and seven businesses acquired through September 30, 2000 resulting in a $16.1 million increase, offset by the decrease in revenues due to the loss on the sale of collection operations of $3.3 million; and (2) increased prices and collection volumes resulting from new municipal and commercial contracts and residential subscriptions of $12.6 million.

   Cost of Service Operations. Cost of service operations increased $15.1 million, or 15.4%, for the nine-month period ended September 30, 2000, as compared to the same period in 1999. This increase was attributable primarily to increased labor costs and associated expenses of approximately $4.3 million, increased fuel expense of approximately $2.6 million, increased landfill and disposal expenses of approximately $4.5 million, increased repairs and maintenance of approximately $1.6 million, and the remaining $4.2 million increase was due to collection volumes resulting from new municipal and commercial contracts and residential subscriptions, all of which increases were offset by operating costs related to collection operations sold of $2.1 million. Of this increase attributable to collection volume, $3.8 million, was directly related to the acquisition of new businesses during the period. Cost of service operations as a percentage of revenues decreased from 62.2% to 61.8% for the nine months ended September 30, 1999 and 2000, respectively, due primarily to synergies achieved through acquisitions in existing markets.

   SG&A. SG&A increased $5.9 million, or 25.6%, for the nine-month period ended September 30, 2000, as compared with the same period in 1999. This increase was attributable primarily to increased labor costs and associated expenses of approximately $3.2 million, increased legal and accounting services of approximately $0.2 million, increased rent expense of approximately $0.4 million, offset by the sale of collection operations of $0.6 million, with the remaining increases due to increased collection volumes resulting from new municipal and commercial contracts and residential subscriptions. Of this increase attributable to collection volume, 19.2% was directly related to the acquisition of new businesses during the period. SG&A increased from 14.6% of revenue for the nine-month period ended September 30, 2000 to 15.8% of revenue for the same period in 2000 due to the increases previously described.

   Depreciation and Amortization. Depreciation and amortization increased $3.2 million, or 19.5%, for the nine-month period ended September 30, 2000, compared to the same period in 1999. The primary components of this increase were (1) the effect of additional depreciation related to the 17 businesses acquired during the year ended December 31, 1999 and seven businesses acquired through September 30, 2000 resulting in a $0.9 million increase; (2) depreciation resulting from additional property acquired and placed into service due to higher collection volumes of $1.2 million and (3) increased amortization related to newly acquired landfills of approximately $1.0 million.

   Loss on Sale of Collection Operations. We recognized a loss on sale of collections operations totaling $1.7 million. This sale was made in connection with the acquisition of collection and landfill operations to better align us for enhanced profitability.

   Interest Expense. Interest expense (net of interest income) increased
$3.6 million, or 67.5%, for the nine month period ended September 30, 2000, compared to the same period in 1999. This increase was primarily due to the higher level of our average outstanding indebtedness as well as a higher interest rate related to our purchases of assets of businesses acquired and the debt required to fund our stock repurchase plan.

   Income Tax Expense. Income tax expense decreased $1.2 million, or 23.2%, for the nine-month period ended September 30, 2000, compared to the same period in 1999. This decrease was attributable to a decline in income before taxes, which was offset by an increase in the effective tax rate of approximately 3.0% (from 37.0% to 40.0%). The increase in the effective tax rate was due to reduced tax credits available to us.

   Net Income. Net income decreased $2.9 million, or 32.4%, for the nine-month period ended September 30, 2000, compared to the same period in 1999. This decrease was primarily attributable to increased labor costs and associated expenses, landfill and disposals costs, loss on sale of collection operations and interest expense (net of interest income) offset by a decrease in income tax expense for the nine-month period ended September 30, 2000.

Year Ended December 31, 1999 Compared To Year Ended December 31, 1998

   Revenues. Total revenues increased $43.4 million, or 25.4%, to $214.7 million in 1999 from $171.3 million in 1998. This increase was primarily attributable to the following two factors: (1) the effect of a full year of revenues from the 13 businesses acquired in 1998, as well as a partial year of results from 15 businesses acquired in 1999; and (2) increased collection volumes resulting from new municipal and commercial contracts and residential subscriptions, totaling approximately 7%. Price increases in 1999 for solid waste collection and disposal services contributed approximately 2% to 1999 revenues.

   Cost of Operations. Total cost of operations increased $27.8 million to $134.7 million in 1999 from $106.9 million in 1998. The principal reason for the increase was the addition of new customers and contracts during the year, including those from the acquisition of new businesses acquired during 1998 and 1999. Total cost of operations as a percentage of revenues increased to 62.8% in 1999 from 62.4% in 1998.

   SG&A. SG&A expenses increased $4.8 million to $31.2 million in 1999 from $26.4 million in 1998. As a percentage of revenues, SG&A decreased to 14.5% in 1999 from 15.4% in 1998. This decrease was primarily the result of synergy achieved through acquisitions.

   Merger and Start-Up Costs. Merger costs totaled approximately $818,000 and $327,000 at December 31, 1998 and 1999 and consisted primarily of professional fees. We incurred nonrecurring start-up costs related to deployment of service equipment and personnel associated with a new service contract of approximately $108,000 and $105,000, respectively. These merger and start-up costs had been expended at December 31, 1998 and 1999.

   Depreciation and Amortization. Depreciation and amortization increased by $5.3 million to $22.3 million in 1999 from $17.0 million for the prior year. The principal reason for the increase was depreciation of the additional property and equipment acquired and put into service due to higher collection volumes, and depreciation of the additional assets of businesses acquired during 1998 and 1999. Depreciation and amortization, as a percentage of revenues, increased to 10.4% in 1999 from 9.9% in 1998, primarily as a result of acquisitions in 1998 and 1999.

   Interest Expense. Interest expense (net of interest income) increased $2.6 million to $7.4 million in 1999 from $4.7 million in 1998. This increase was due to the higher level of average annual outstanding indebtedness. Interest expense (net of interest income) as a percentage of revenues increased to 3.4% in 1999 from 2.8% in 1998.

   Income Tax Expense. Certain companies acquired by us in pooling-of-interests transactions in 1998 were previously taxed as S corporations. 1998 pro forma net income and earnings per share amounts have been computed as if we were subject to federal and all applicable state corporate income taxes for each period presented. Income taxes increased $1.3 million, or 22.4%, to $7.1 million in 1999 from $5.8 million in pro forma income taxes in 1998. Our effective tax rate increased to 37.1% in 1999 from a pro forma effective tax rate of 36.5% in 1998. This increase was primarily attributable to nondeductible goodwill amortization and reduced tax credits. As a percentage of revenues, income taxes decreased to 3.3% in 1999 from 3.4% in 1998.

   Net Income. Net income increased $1.9 million, or 19.3%, to $12.0 million in 1999 from pro forma net income of $10.1 million in 1998. This increase was primarily attributable to the increase in revenues and the decrease in SG&A as a percentage of sales, as discussed above. As a percentage of revenues, net income decreased to 5.6% in 1999 from 5.9% in pro forma net income 1998.

Year Ended December 31, 1998 Compared To Year Ended December 31, 1997

   Revenues. Total revenues increased $42.1 million, or 32.6%, to $171.3 million in 1998 from $129.2 million in 1997. This increase was primarily attributable to the following two factors: (1) the effect of a full year of revenues from the seven businesses acquired in 1997, as well as a partial year of results from 13 businesses acquired in 1998; and (2) increased collection volumes resulting from new municipal and commercial contracts and residential subscriptions, totaling approximately 11%. Price increases in 1998 for our solid waste collection and disposal services contributed approximately 1% to 1998 revenues.

   Cost of Operations. Total cost of operations increased $26.0 million to $106.9 million in 1998 from $80.9 million in 1997. The principal reason for the increase was the addition of new customers and contracts during the year, including those from the acquisition of new businesses acquired during 1997 and 1998. Total cost of operations as a percentage of revenues decreased to 62.4% in 1998 from 62.7% in 1997.

   SG&A. SG&A expenses increased $3.3 million to $26.4 million in 1998 from $23.1 million in 1997. As a percentage of revenues, SG&A decreased to 15.4% in 1998 from 17.8% in 1997. This decrease was primarily the result of synergy achieved through acquisitions.

   Merger and Start-Up Costs. Merger costs related to pooling-of-interests transactions totaled approximately $818,000 and consisted primarily of professional fees. During 1998, we incurred nonrecurring start-up costs related to deployment of service equipment and personnel associated with a new service contact of approximately $108,000. These merger and start-up costs had been expended at December 31, 1998.

   Depreciation and Amortization. Depreciation and amortization increased by $5.2 million to $17.0 million in 1998 from $11.8 million for the prior year. The principal reason for the increase was depreciation of the additional property and equipment acquired and put into service due to higher collection volumes, and depreciation of the additional assets of businesses acquired during 1997 and 1998. Depreciation and amortization, as a percentage of revenues, increased to 9.9% in 1998 from 9.1% in 1997, primarily as a result of acquisitions in 1997 and 1998.

   Interest Expense. Interest expense (net of interest income) increased $2.0 million to $4.7 million in 1998 from $2.7 million in 1997. This increase was due to the higher level of average annual outstanding indebtedness, partially offset by a decrease in interest rates. Interest expense (net of interest income) as a percentage of revenues increased to 2.8% in 1998 from 2.1% in 1997.

   Pro Forma Income Taxes. From 1986 until May 9, 1997, Waste Industries was subject to taxation under Subchapter S of the Internal Revenue Code. As a result, during that time our net income for federal and certain state income tax purposes, was reported by and taxable directly to our shareholders, rather than to the company. Our S corporation status was terminated on May 9, 1997 and, accordingly, we became fully subject to federal and state income taxes on that date. In accordance with the provisions of SFAS No. 109, "Accounting For Income Taxes", the financial statements give effect to the recognition of deferred tax assets of $800,000 and the assumption of a deferred tax liability of $5,100,000 as a result of our S corporation election.

   Additionally, certain companies acquired in pooling-of-interests transactions were previously taxed as S corporations. Pro forma net income and earnings per share amounts have been computed as if we were subject to federal and all applicable state corporate income taxes for each period presented.

   Pro forma income taxes increased $1.6 million, or 38.1%, to $5.8 million in 1998 from $4.2 million in 1997. Our pro forma effective tax rate decreased to 36.5% in 1998 from 38.4% in 1997. This decrease was primarily attributable to state-targeted jobs tax credits, which we had not been historically qualified to receive. As a percentage of revenues, pro forma income taxes remained flat at 3.4%.

   Pro Forma Net Income. Pro forma net income increased $3.4 million, or 50.7%, to $10.1 million in 1998 from $6.7 million in 1997. This increase was primarily attributable to the increase in revenues and the decrease in SG&A as a percent of sales, as discussed above. As a percentage of revenues, pro forma net income increased to 5.9% in 1998 from 5.2% in 1997.

Liquidity and Capital Resources

   Our working capital at September 30, 2000 was $6.5 million, $7.8 million at December 31, 1999, and $6.9 million at December 31, 1998. Our strategy in managing our working capital has been to apply the cash generated from operations that remains available after satisfying our working capital and capital expenditure requirements to reduce indebtedness under our bank revolving credit facility and to minimize our cash balances. We generally finance our working capital requirements from internally generated funds and bank borrowings. In addition to internally generated funds, we have in place financing arrangements to satisfy our currently anticipated working capital needs in 2000. As of September 30, 2000, we had fully drawn upon our three $25 million term facilities with Prudential Insurance Company of America, leaving us with an uncommitted shelf facility of $25 million. The Prudential facilities require us to maintain financial ratios, such as minimum net worth, net income, and limits on capital expenditures and indebtedness. Interest on the three Prudential facilities is paid quarterly, based on fixed rates for the three facilities of 7.28%, 6.96% and 6.84%, respectively, and the facilities mature as follows: $25 million in April 2006, $25 million in June 2008 and $25 million in February 2009, subject to renewal.

   In November 1999, we entered into a revolving credit agreement with a syndicate of lending institutions for which Fleet National Bank, formerly known as BankBoston, N.A., acts as agent. This credit facility provides up to $200 million through November 2004. Virtually all of our assets, and those of our subsidiaries, including our interest in the equity securities of our subsidiaries, secure our obligations under the Fleet credit facility. Pursuant to an intercreditor agreement with Fleet, Prudential shares in the collateral pledged under the Fleet credit facility. In addition, our subsidiaries have guaranteed our obligations under the Prudential term loan facilities. The Fleet credit facility bears interest at a rate per annum equal to, at our option, either a Fleet base rate or at the Eurodollar rate (based on Eurodollar interbank market rates) plus, in each case, a percentage rate that fluctuates, based on the ratio of our funded debt to EBITDA, from 0% to 0.5% for base rate borrowings and 1.5% to 2.5% for Eurodollar rate borrowings. The Fleet facility requires us to maintain financial ratios and satisfy other requirements, such as minimum net worth, net income, and limits on capital expenditures and indebtedness. It also requires the lenders' approval of acquisitions in some circumstances. At September 30, 2000, we did not meet the minimum net worth covenant under the Prudential and Fleet facilities. On November 22, 2000, the Prudential and Fleet facilities were amended, effective with the fiscal quarter ended September 30, 2000, to lower the minimum tangible net worth covenant to $62,250,000 plus the sum of 50% of positive consolidated net income for each fiscal quarter beginning with the fiscal quarter ending December 31, 2000. This amendment cured the violation that existed on September 30, 2000. As of September 30, 2000, an aggregate of approximately $120 million was outstanding under the Fleet credit facility, and the average interest rate on outstanding borrowings was approximately 8.2%.

   Net cash provided by operating activities totaled $23.4 million for the nine months ended September 30, 2000, compared to $16.7 million for the nine months ended September 30, 1999. This increase was caused principally by an increase in cash provided by operations of $1.8 million and a reduction in the use of working capital of $4.9 million.

   Net cash used in investing activities totaled $66.1 million for the nine months ended September 30, 2000, compared to $54.7 million for the nine months ended September 30, 1999. This increase was caused principally by a higher level of acquisitions of related businesses offset by proceeds received from sale of collection operations, and an increase in capital expenditures of $4.9 million.

   We currently expect capital expenditures for 2000 to be approximately $37.0 million, compared to $35.0 million in 1999. In 2000, we expect to use approximately $27.0 million for vehicle and equipment additions and replacements, approximately $2.3 million for landfill site and cell development, approximately $2.1 million for support equipment and approximately $5.6 million for facilities, additions and improvements. We intend to fund our planned 2000 capital expenditures principally through internally generated funds and borrowings under existing credit facilities. As an owner of and potential acquirer of additional new landfill disposal facilities, we might also be required to make significant expenditures to bring newly acquired disposal facilities into compliance with applicable regulatory requirements, obtain permits for newly acquired disposal facilities or expand the available disposal capacity at any such newly acquired disposal facilities. The amount of these expenditures cannot be currently determined, because they will depend on the nature and extent of any acquired landfill disposal facilities, the condition of any facilities acquired and the permitting status of any acquired sites. We expect we would fund any capital expenditures to acquire solid waste collection and disposal businesses, to the extent we could not fund such acquisitions with our common stock, and any regulatory expenses for newly acquired disposal facilities through borrowings under our existing credit facilities.

   We have financial obligations relating to closure and post-closure costs, or long-term care, or remediation of disposal facilities it operates or for which it is or may become responsible. Landfill closure and post-closure costs include estimated costs to be incurred for final closure of landfills and estimated costs for providing required post-closure monitoring and maintenance of landfills. We estimate these future cost requirements based on its interpretation of the technical standards of the Environmental Protection Agency's Subtitle D regulations.

   While the precise amounts of these future obligations cannot be determined at December 31, 1999, we estimate the total costs to range from approximately $16.3 million to approximately $16.5 million for remediation, final closure of our operating facilities and post-closure monitoring costs. Our estimate of these costs is expressed in current dollars and is not discounted to reflect anticipated timing of future expenditures. We provide accruals for these future costs (generally for a term of 30 years after final closure of any landfill), and will provide additional accruals for these and other landfills we might acquire or develop in the future, based on engineering estimates of consumption of airspace over the useful lives of such facilities. There can be no assurance that our ultimate financial obligations for actual closure or post-closure costs will not exceed the amount accrued and reserved or amounts otherwise receivable pursuant to insurance policies or trust funds. Such a circumstance could have a material adverse effect on our financial condition and results of operations. Due to the inherent uncertainties related to the total costs for remediation, final closure of our operating facilities and post-closure monitoring costs, we cannot reasonably estimate any additional financial obligation, if any.

   Prepaid expenses increased $1.4 million from $1.6 million in fiscal year ended December 31, 1998 to $3.0 million in fiscal year ended December 31, 1999. The increase is primarily due to an increase in notes receivable acquired in acquisitions totaling $1.3 million. Prepaid expenses increased $0.9 million from $3.0 million to $3.9 million from December 31, 1999 to September 30, 2000. The increase is primarily due to an increase in deposits associated with acquisitions totaling $0.9 million.

   Net cash provided by financing activities totaled $43.2 million for the nine months ended September 30, 2000, compared to $35.2 million for the nine months ended September 30, 1999. The increase was primarily attributable to increased borrowings (net of repayments) of $11.3 million and a loan to Liberty Waste Services, LLC of $11.5 million in 1999, offset by repurchases of the Company's outstanding common stock of $11.0 million in 2000.

   At September 30, 2000, we had approximately $182.3 million of long-term and short-term borrowings outstanding (including capital leases) and approximately $2.5 million in letters of credit. At September 30, 2000, the ratio of our total debt (including capital leases) to total capitalization was 71.2%, compared to 67.6% at December 31, 1999.

Seasonality

   Our results of operations tend to vary seasonally, with the first quarter typically generating the least amount of revenues, higher revenues in the second and third quarters, and a decline in the fourth quarter. This seasonality reflects the lower volume of waste during the fall and winter months. Also, operating and fixed costs remain relatively constant throughout the calendar year, which, when offset by these revenues, results in a similar seasonality of operating income.

Quantitative and Qualitative Disclosure of Market Risks

   Quantitative Disclosures. We currently utilize no material derivative financial instruments which expose us to significant market risk. We are exposed to cash flow and fair value risk due to changes in interest rates with respect to our long-term debt. The table below presents principal cash flows and related weighted average interest rates of our long-term debt at December 31, 1999 by expected maturity dates. Fair values have been determined based on quoted market prices as of December 31, 1999.

                        2000   2001   2002   2003    2004   Thereafter  Total
                       ------ ------ ------ ------- ------- ---------- --------
Fixed Rate
7.28%................. $3,924 $3,924 $3,924 $ 3,924 $ 3,924  $  8,411  $ 28,031
6.96%.................    --     --   3,714   3,714   3,714    15,385    26,527
6.84%.................    --     --     --    3,672   3,672    18,882    26,226
Various (1.00%-
 7.00%)...............  1,232    346    293      54      44       966     2,935
Variable Rate
8.44%.................  1,023    --     --      --      --     65,000    66,023
                       $6,179 $4,270 $7,931 $11,364 $11,354  $108,644  $149,742

   Our market risk exposure has not changed materially during the nine months ended September 30, 2000.

   Qualitative Disclosures. Our primary exposure relates to:

  . interest rate risk on long-term and short-term borrowings, . the impact of interest rate movements on our ability to meet interest expense requirements and exceed financial covenants, and . the impact of interest rate movements on our ability to obtain adequate financing to fund future acquisitions.

   We manage interest rate risk on outstanding long-term and short-term debt through the use of fixed and variable rate debt. While we cannot predict the impact interest rate movements will have on existing debt, we continue to evaluate our financial position on an ongoing basis.

                         DESCRIPTION OF CAPITAL STOCK

Articles of Incorporation

   The provisions of the articles of incorporation of Waste Industries and Waste Holdings are the same. The articles of incorporation of Waste Holdings are attached to this proxy statement-prospectus as Appendix B.

   The authorized capital of Waste Industries and Waste Holdings is the same, consisting of 80,000,000 shares of common stock, no par value per share, and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share. The following discussion of common and preferred stock applies to both Waste Industries and Waste Holdings.

   Common Stock. As of the record date, November 17, 2000, assuming no
exercise of options, there were         shares of common stock outstanding of
Waste Industries. After the reorganization is effected, it is expected that the same number of shares of common stock of Waste Holdings will be outstanding. The holders of the common stock are entitled to one vote fore each share held of record on all matters submitted to a vote of shareholders. Holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Waste Industries, holders of the common stock are entitled to share ratably on all assets remaining after payment of all liabilities. The outstanding shares of the common stock are fully paid and nonassessable. No preemptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the common stock.

   Preferred Stock. No shares of preferred stock of Waste Holdings are outstanding and, after the reorganization, there will be no shares of preferred stock of Waste Holdings outstanding. Our board of directors is authorized, without further shareholder action, to issued preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the preferred stock. Although there is no current intention to do so, our board of directors, may, without shareholder approval, issue shares of a class of series of preferred stock with voting and conversion rights which could adversely affect the voting power or dividend rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of the company.

Certain Statutory Provisions

   The State of North Carolina has designed two statutes to provide North Carolina corporations with protection against hostile takeovers. These statutes are intended to discourage various takeover practices by impeding the ability of a hostile acquiror to engage in various transactions with the target company.

   The North Carolina Business Corporation Act contains a "Shareholder Protection Act" which, with certain exceptions discussed below, requires approval of certain business combinations between a North Carolina corporation and any beneficial holder of more than 20% of the voting shares of the corporation by the holders of at least 95% of the voting shares of the corporation. Business combinations subject to the approval requirement include any merger or consolidation of the corporation with or into any other corporation, the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof or in exchange for securities of the corporation of any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity. The principal exception to the special voting requirement applies to business combinations that satisfy various complex statutory provision, including provisions relating to the fairness of the price and the constituency of the board of directors. In addition, the special voting requirement shall not be applicable to any corporation if (i) the corporation was not a public corporation at the time such other entity acquired in excess of 10% of the voting shares; (ii) the corporation adopted an amendment to its bylaws or provided in its original articles of incorporation providing that the provisions shall not apply to it in accordance with the statue; or (iii) the business combination in question was the subject of an existing agreement of the corporation on April 23, 1987. In addition, corporations with fewer than 2,000 shareholders of record and those whose stock is not listed on a national securities exchange are exempt form the special voting requirement. None of these exceptions or exemptions currently are applicable to Waste Industries or will be applicable to Waste Holdings after the reorganization. We have not "opted out" of the Shareholder Protection Act and it remains applicable to us and to Waste Holdings.

   Certain North Carolina public corporations are also subject to the "The North Carolina Control Share Acquisition Act". This law provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 33.3% or a majority) of voting power have no voting rights unless granted by a majority vote of all the outstanding shares of the corporation (not including interested shares) entitled to vote for the election of directors. "Interested shares" means the shares of a corporation beneficially owned by (i) any person who has acquired or proposes to acquire control shares in a control share acquisition; (ii) any officer of the corporation; or (ii) any employee of the covered corporation who is also a director of the corporation. This provision empowers an acquiring person to require the North Carolina corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request. We have not "opted out" of The North Carolina Control Share Acquisition Act and it remains applicable to us and to Waste Holdings.

Transfer Agent and Registrar

   The transfer agent for the common stock of Waste Industries is, and of Waste Holdings after the reorganization will be, Continental Stock Transfer & Trust Company, New York, New York.

Bylaws

   The bylaws of Waste Industries and Waste Holdings are practically identical. The bylaws of Waste Holdings are attached to this proxy statement-prospectus as Appendix C. The only differences, other than a few technical changes to reflect current law and practice, are as follows.

   The Chief Executive Officer of Waste Holdings may call a special meeting of shareholders, as can the President, Secretary, Chairman and the board of directors, whereas the Chief Executive Officer has no such right under the bylaws of Waste Industries.

   The bylaws of Waste Holdings require any shareholder who wishes to present a proposal at a meeting of shareholders to give Waste Holdings between 50 and 90 days notice before the meeting of the business the shareholders wishes to present. No such requirement is in the bylaws of Waste Industries. This provision may make it more difficult for shareholders to bring a matter before a meeting which could make it more difficult to vote new members onto the board of directors or to effect a sale of Waste Holdings.

   The bylaws of Waste Holdings set the board of directors at between five and nine members with the exact number to be set by the shareholders or the board of directors. The bylaws of Waste Industries sets the number of directors at a minimum of three, with the exact number to be set by the shareholders.

                       DEADLINE FOR SHAREHOLDER PROPOSALS

   Waste Holdings expects to hold its next annual meeting in May 2001. Shareholders having proposals they desire to present at the 20001 annual meeting of shareholders of the company should, if they desire that such proposals be included in our proxy statement relating to such meeting, submit such proposals in time to be received by us at our principal executive offices in Raleigh, North Carolina, not later than January 1, 2000. To be included, all such submissions must comply with the requirements of Rule 14a-8 adopted under the Exchange Act and the board of directors directs your close attention to that Rule. In addition, management's proxy holders will have discretion to vote proxies given to them on any shareholder proposal of which we do not have notice prior to March 16, 2001. Proposals should be mailed to Secretary, Waste Industries, Inc., 3301 Benson Drive, Suite 601, Raleigh, North Carolina 27609.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, included in this proxy statement-prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                    OPINIONS

   The legality of the shares of common stock of Waste Holdings to be issued in the reorganization will be passed upon for Waste Holdings by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.

   The federal income tax consequences of the reorganization on Waste Industries, Waste Holdings, Waste LLC and Waste Industries shareholders who receive Waste Holdings common stock in the reorganization have been passed upon by Deloitte & Touche LLP.

                                 OTHER MATTERS

   As of the date of this proxy statement-prospectus, we are not aware of any matters that will be presented for action at the special meeting. However, if any other matters properly come before the special meeting, the persons named in the accompanying proxy intend to exercise the discretion conferred by the proxy to vote in accordance with their judgment on such matters.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999, and
 September 30, 2000 (unaudited)........................................... F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1997, 1998 and 1999, and the nine months ended September 30, 1999 and
 2000 (unaudited)......................................................... F-4
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1998 and 1999, and the nine months ended September 30, 1999 and
 2000 (unaudited)......................................................... F-5
Notes to Consolidated Financial Statements................................ F-7

                          INDEPENDENT AUDITORS' REPORT

   To The Board of Directors and Shareholders of Waste Industries, Inc. and Subsidiaries Raleigh, North Carolina

   We have audited the accompanying consolidated balance sheets of Waste Industries, Inc. and Subsidiaries (the "Company") as of December 31, 1998 and 1999, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Waste Industries, Inc. and Subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

/S/ DELOITTE & TOUCHE LLP
RALEIGH, NORTH CAROLINA
FEBRUARY 29, 2000

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       (In Thousands, Except Share Data)

                                                                   September 30,
                                         December 31, December 31,     2000
                                             1998         1999      (unaudited)
                                         ------------ ------------ -------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents.............    $  3,286     $  3,176     $  3,661
 Accounts receivable--trade, less
  allowance for uncollectible accounts
  (1998--$700; 1999--$921; 2000--
  $1,034)..............................      16,835       26,756       28,417
 Accounts receivable--other............                                 1,966
 Inventories...........................       1,334        1,624        1,885
 Prepaid expenses and other current
  assets...............................       1,968        3,017        4,053
 Deferred income taxes (Note 12).......         494          910        1,199
                                           --------     --------     --------
 Total current assets..................      23,917       35,483       41,181
                                           --------     --------     --------

PROPERTY AND EQUIPMENT, net (Notes 2
 and 3)................................      88,801      138,523      191,272
INTANGIBLE ASSETS, net (Note 2)........      61,543       71,458       67,761
OTHER NONCURRENT ASSETS................       1,940        3,740        4,887
                                           --------     --------     --------
TOTAL ASSETS...........................    $176,201     $249,204     $305,101
                                           ========     ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Current maturities of long-term debt
  (Note 4).............................    $  1,877     $  5,826     $  9,384
 Current maturities of capital lease
  obligations (Note 5).................                    1,042          940
 Accounts payable trade................      10,171       13,355       10,963
 Accrued expenses and other liabilities
  (Note 8).............................       2,995        4,083       10,517
 Income taxes payable (Note 12)........         188        1,487          750
 Deferred revenue......................       1,743        1,875        2,079
                                           --------     --------     --------
 Total current liabilities.............      16,974       27,668       34,633
                                           --------     --------     --------

LONG-TERM DEBT, net of current
 maturities (Note 4)...................      86,465      137,363      188,507
LONG-TERM CAPITAL LEASE OBLIGATIONS,
 net of current maturities (Note 5)....                    2,337        1,599
NONCURRENT DEFERRED INCOME TAXES (Note
 12)...................................       7,838       10,105       12,406
CLOSURE/POSTCLOSURE LIABILITIES (Note
 9)....................................         262        1,590        2,477
COMMITMENTS AND CONTINGENCIES (Notes 5,
 7 and 9)
SHAREHOLDERS' EQUITY (Notes 6 and 7):
 Common stock, no par value, 80,000,000
  shares authorized, shares issued and
  outstanding: 1998--13,380,905; 1999--
  13,854,355; 2000--13,109,327.........      41,148       46,700       37,058
 Paid-in capital.......................       7,245        7,245        7,245
 Retained earnings.....................      16,596       28,620       34,614
 Note receivable--Liberty Waste........                  (11,538)     (11,538)
 Shareholders' loans and receivables...        (327)        (886)      (1,900)
                                           --------     --------     --------
 Total shareholders' equity............      64,662       70,141       65,479
                                           --------     --------     --------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY................................    $176,201     $249,204     $305,101
                                           ========     ========     ========

                See Notes to Consolidated Financial Statements.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (In Thousands, Except Per Share Data)

                                                                     Nine Months        Nine Months
                           Year Ended   Year Ended   Year Ended         Ended              Ended
                          December 31, December 31, December 31, September 30,  1999 September 30, 2000
                              1997         1998         1999         (unaudited)        (unaudited)
                          ------------ ------------ ------------ ------------------- ------------------
REVENUES:
 Service revenues.......    $127,581     $169,527     $213,384        $155,915            $181,034
 Equipment sales........       1,601        1,732        1,335             948               1,262
                            --------     --------     --------        --------            --------
 Total revenues.........     129,182      171,259      214,719         156,863             182,296
                            --------     --------     --------        --------            --------

OPERATING COSTS AND
 EXPENSES:
 Operations.............      79,775      105,633      133,923          97,589             112,660
 Equipment sales........       1,171        1,268          821             602                 920
 Selling, general and
  administrative
  (Notes 5 and 8).......      23,105       26,386       31,196          22,864              28,715
 Depreciation and
  amortization..........      11,797       16,981       22,298          16,349              19,538
 Merger, start-up and
  refinancing costs
  (Note 2)..............          --          926          432             334                  --
 Loss on sale of
  collection
  operations............          --           --           --              --               1,677
                            --------     --------     --------        --------            --------
 Total operating costs
  and expenses..........     115,848      151,194      188,670         137,738             163,510
                            --------     --------     --------        --------            --------
OPERATING INCOME........      13,334       20,065       26,049          19,125              18,786
                            --------     --------     --------        --------            --------

 Interest expense (Note
  4)....................       3,021        4,812        8,653           6,251              10,011
 Interest income........        (312)         (93)      (1,287)           (918)             (1,078)
 Other (Note 7).........        (322)        (538)        (441)           (293)               (143)
                            --------     --------     --------        --------            --------
 Total other expense,
  net...................       2,387        4,181        6,925           5,040               8,790
                            --------     --------     --------        --------            --------

INCOME BEFORE INCOME
 TAXES..................      10,947       15,884       19,124          14,085               9,996
INCOME TAX EXPENSE (Note
 12):
 Current and deferred...       2,711        5,606        7,100           5,214               4,002
 Effect of change in tax
  status................       4,300           --           --              --                  --
                            --------     --------     --------        --------            --------
NET INCOME..............    $  3,936     $ 10,278     $ 12,024        $  8,871            $  5,994
                            ========     ========     ========        ========            ========

EARNINGS PER SHARE
 (As Adjusted--Notes 6
  and 12):
 Basic..................    $   0.34     $   0.80     $   0.88        $   0.65            $   0.44
 Diluted................    $   0.33     $   0.77     $   0.86        $   0.63            $   0.43
INCOME BEFORE INCOME
 TAXES
 (Note 12)..............    $ 10,947     $ 15,884
PRO FORMA INCOME TAXES
 (Note 12)..............       4,202        5,803
                            --------     --------
PRO FORMA NET INCOME
 (Note 12)..............    $  6,745     $ 10,081
                            ========     ========
PRO FORMA EARNINGS PER
 SHARE
 (Notes 6 and 12)
 Basic..................    $   0.58     $   0.78
 Diluted................    $   0.56     $   0.76
WEIGHTED-AVERAGE NUMBER
 OF SHARES OUTSTANDING
 (Notes 6 and 12)
 Basic..................      11,709       12,875       13,707          13,707              13,778
                            ========     ========     ========        ========            ========
 Diluted................      12,068       13,266       14,051          14,063              13,999
                            ========     ========     ========        ========            ========

                See Notes to Consolidated Financial Statements.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Nine Months        Nine Months
                          Year Ended   Year Ended   Year Ended        Ended              Ended
                         December 31, December 31, December 31, September 30, 1999 September 30, 2000
                             1997         1998         1999        (unaudited)        (unaudited)
                         ------------ ------------ ------------ ------------------ ------------------
                                                        (In Thousands)
OPERATING ACTIVITIES:
 Net income............    $  3,936    $  10,278    $  12,024        $ 8,871            $ 5,994
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
 Depreciation and
  amortization.........      11,797       16,981       22,298         16,349             19,538
 Gain on sale of
  property and
  equipment............        (212)        (305)        (298)          (236)              (112)
 Effect of change in
  tax status...........       4,300          --           --             --                 --
 Loss on sale of
  collection
  operations...........         --           --           --             --               1,677
 Provision for
  deferred income
  taxes................         804        2,240        1,451          2,084              2,012
 Change in
  closure/postclosure
  liabilities..........          41          (13)         731          1,172                887
 Changes in assets and
  liabilities, net of
  effects from
  acquisitions of
  related businesses:
   Accounts
    receivable--trade..      (1,431)         418       (7,208)        (7,021)              (698)
   Inventories.........       1,335         (492)        (290)          (425)              (314)
   Prepaid and other
    current assets.....        (137)      (1,327)      (1,007)        (2,029)            (3.041)
   Other noncurrent
    assets.............        (560)         (92)        (853)          (245)            (2,470)
   Accounts payable--
    trade..............       2,158        1,726        1,912         (1,332)              (350)
   Federal and state
    income taxes
    payable............         445         (257)       1,299             55               (737)
   Accrued expenses and
    other liabilities..         316       (1,823)      (1,201)          (654)               556
   Deferred revenue....        (403)         122         (442)           133                456
                           --------    ---------    ---------        -------            -------
     Net cash provided
      by operating
      activities.......      22,389       27,456       28,416         16,722             23,398
                           --------    ---------    ---------        -------            -------
INVESTING ACTIVITIES:
 Proceeds from sale of
  property and
  equipment............         809          649          721            493                536
 Proceeds from
  disposal of
  collection
  operations...........         --           --           --             --               9,897
 Purchases of property
  and equipment........     (24,095)     (30,005)     (34,935)       (27,685)           (32,588)
 Acquisition of
  related business,
  net of cash
  acquired.............     (35,438)     (27,649)     (34,934)       (27,487)           (43,964)
                           --------    ---------    ---------        -------            -------
     Net cash used in
      investing
      activities.......     (58,724)     (57,005)     (69,148)       (54,679)           (66,119)
                           --------    ---------    ---------        -------            -------
FINANCING ACTIVITIES:
 Proceeds from
  issuance of long-
  term debt............      40,119      114,995      186,809         96,566             88,423
 Principal payments on
  long-term debt.......     (23,772)     (82,527)    (135,143)       (53,202)           (33,721)
 Debt issuance costs...                                (1,323)           --                 --
 Principal payments on
  capital lease
  obligations..........                                  (906)           --                (840)
 Repayments of loans
  and receivables from
  shareholders.........          33          127           91             91                --
 Advances under
  shareholder loans
  and receivables......         (55)        (147)        (650)           --              (1,014)
 Net proceeds from
  common stock
  issuance.............      23,158                     3,250          3,250                 36
 Net proceeds from
  exercise of stock
  options..............                                    34             44              1,328
 Repurchase of common
  stock................         --           --           --             --             (11,006)
 Cash distributions to
  S-Corporation
  shareholders.........      (4,124)        (790)                        --                 --
 Loan to Liberty
  Waste................                               (11,538)       (11,538)               --
 Other.................          72            1           (2)            (2)               --
                           --------    ---------    ---------        -------            -------
     Net cash provided
      by financing
      activities.......      35,431       31,659       40,622         35,209             43,206
                           --------    ---------    ---------        -------            -------
INCREASE (DECREASE) IN
 CASH AND CASH
 EQUIVALENTS...........        (904)       2,110         (110)        (2,748)               485
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF PERIOD.............       2,080        1,176        3,286          3,665              3,176
                           --------    ---------    ---------        -------            -------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD................    $  1,176    $   3,286    $   3,176        $   917            $ 3,661
                           ========    =========    =========        =======            =======
SUPPLEMENTAL
 DISCLOSURES OF CASH
 FLOW INFORMATION (IN
 THOUSANDS)--
 Cash paid for
  interest.............    $  2,440    $   4,926    $   8,530        $ 6,016            $ 8,635
                           ========    =========    =========        =======            =======
 Cash paid for taxes...    $  1,445    $   3,623    $   4,301        $ 3,025            $ 2,737
                           ========    =========    =========        =======            =======

Supplemental Schedule of Noncash Transactions--

   During 1997, the Company issued common stock with a fair value of approximately $1,275,000 as partial consideration for certain business acquisitions. Also during 1997, the Company reclassified undistributed S Corporation earnings to paid-in capital as a result of the Company terminating its S Corporation election on May 9, 1997.

   On March 31, 1998, the Company exchanged 320,555 shares of its common stock (with a fair value of $6,125,000) for all of the issued and outstanding shares of common stock of ECO Services, Inc. ("ECO") and Air Cargo Services, Inc. ("ACS"). Certain of the Company's executive officers, who are also Company shareholders, owned substantially all of the common stock of ECO and ACS. Accordingly, all assets and liabilities transferred have been accounted for at historical cost in a manner similar to that of pooling-of-interests accounting pursuant to the provisions of AIN #39 of APB No. 16. The Company's financial statements have been restated to include the accounts and operations for all periods presented.

   On June 16, 1998, the Company exchanged 21,344 shares of its common stock (with a fair value of $449,000) for all of the issued and outstanding shares of common stock of Dumpsters, Inc. On June 30, 1998, the Company exchanged 330,000 shares of its common stock (with a fair value of $7.4 million) for all of the issued and outstanding shares of common stock of Reliable Trash Services, Inc. On August 28, 1998, the Company exchanged 388,311 shares of its common stock (with a fair value of approximately of $8.5 million) for all of the issued and outstanding shares of common stock of Railroad Avenue Disposal, Inc. These business combinations have been accounted for as poolings-of-interests.

   During 1998, the Company exchanged 729,204 shares of common stock with a fair value of approximately $14.0 million as partial consideration for certain business acquisitions.

   During 1999, the Company issued 281,250 shares of common stock with a fair value of approximately $4.5 million as partial consideration for certain business acquisitions.


                See Notes to Consolidated Financial Statements.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS
           (Unaudited as to September 30, 1999 and 2000 Information)

                  Years Ended December 31, 1997, 1998 and 1999

1. Basis of Presentation and Accounting Policies
   Business Operations--Waste Industries, Inc. (the "Company") is a regional solid waste services company providing solid waste collection, transfer, recycling, processing and disposal services to customers in North Carolina, South Carolina, Alabama, Georgia, Mississippi, Tennessee, Virginia and Florida.

   Basis of Presentation--The Company's consolidated financial statements include its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company's revenues and income are derived principally from one industry segment, which includes the collection, transfer, recycling, processing and disposal of municipal solid waste and industrial wastes.

   Significant Accounting Policies--The significant accounting policies are summarized below:

   a. Cash and Cash Equivalents--For the purposes of presentation in the financial statements, cash equivalents include highly liquid investments with original maturities of three months or less.

   b. Inventories--Inventories consist of (i) trucks and containers held for sale and (ii) operating materials and supplies held for use and are stated at the lower of cost or market (less costs to sell) using the specific-identification method of costing.

   c. Property and Equipment--Property and equipment are stated at cost. Depreciation expense is calculated on the straight-line method. Estimated useful lives are as follows:

             Machinery and equipment.... 5 to 10 years
             Furniture, fixtures and
              vehicles.................. 5 to 10 years
             Building................... 30 years

   Landfill costs, including engineering and other professional fees, are amortized using the units-of-production method, which is calculated using the total units of airspace filled during the year in relation to total estimated permitted airspace capacity. The determination of airspace usage and remaining airspace is an essential component in the calculation of landfill asset depletion. This determination is performed by independent surveyors conducting annual topographic surveys, using aerial survey techniques, of the Company's landfill facilities to determine remaining airspace in each landfill. The surveys are reviewed by the Company's independent engineers and its accounting staff.

   Engineering and legal fees paid to third parties incurred to obtain a disposal facility permit are capitalized as landfill costs and amortized over the estimated related airspace capacity. These costs are not amortized until the permit is obtained and operations have commenced. If the Company determines that the facility cannot be developed, these costs are charged to expense.

   d. Intangible Assets--Intangible assets primarily consist of goodwill, customer lists and noncompete and consulting agreements acquired in business combinations. Intangible assets are net of accumulated amortization and consist of the following (in thousands):

                                                                  1998    1999
                                                                 ------- -------
      Goodwill.................................................. $60,793 $70,859
      Customer lists............................................      27      14
      Noncompete agreements.....................................     723     585
                                                                 ------- -------
      Intangible assets......................................... $61,543 $71,458
                                                                 ======= =======

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)
1. Basis of Presentation and Accounting Policies--(Continued)

   Customer lists are amortized using the straight-line method over 5 to 10 years. Noncompete agreements are amortized using the straight-line method over the lives of the agreements. Goodwill is amortized using the straight-line method, generally over 15 to 40 years. (weighted-average life: 1998-31 years; 1999-32 years). Such estimated useful lives assigned to goodwill are based on the period over which management believes that such goodwill can be recovered through undiscounted future operating cash flows of the acquired operations. Accumulated amortization was approximately $28,748,000 and $31,638,000 at December 31, 1998 and 1999 respectively.

   Should events or circumstances occur subsequent to the acquisition of a business which bring into question the realizable value or impairment of the related goodwill or other intangible assets, the Company will evaluate the remaining useful life and balance of goodwill and make appropriate adjustments. See also note 1.F.

   e. Other Noncurrent Assets--Included in other noncurrent assets are debt issue costs relating to the new borrowings (see Note 4). Debt issue costs are amortized to interest expense using the effective interest method over the life of the related debt.

   f. Long-lived Assets--In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, long-lived assets are reviewed for impairment on a market-by-market basis whenever events or changes in the circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the projected future net cash flows on an undiscounted basis attributable to each market would be compared to the carrying value of the long-lived assets (including an allocation of goodwill, if appropriate) of that market. If an impairment is indicated, the amount of the impairment is measured based on the fair value of the asset. The Company also evaluates the remaining useful lives to determine whether events and circumstances warrant revised estimates of such lives.

   g. Disposal Site Closure and Long-term Care--The Company has financial obligations relating to closure and post-closure costs (long-term care) or remediation of disposal facilities it operates or for which it is or may become responsible. While the precise amounts of these future obligations cannot be determined at December 31, 1999, the Company estimates the total costs to range from $16.3 million to $16.5 million for remediation, final closure of its current operating facilities and post-closure monitoring costs pursuant to applicable regulations (generally for a term of 30 years after final closure). The Company's estimate of these costs is expressed in current dollars and is not discounted to reflect anticipated timing of future expenditures. The Company accrued approximately $262,000 and $1,590,000 for such projected costs at December 31, 1998 and 1999, respectively. The Company will provide additional accruals based on engineering estimates of airspace consumption over the useful lives of the facilities.

   h. Earnings Per Share and Pro Forma Information--In 1997, the Company adopted SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 requires the presentation of both basic and diluted earnings per share, regardless of materiality unless per share amounts are equal.

   The pro forma information has been computed as if the Company were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have been applied had the Company been taxed as a C Corporation. Additionally, certain companies acquired in pooling-of-interests transactions were previously taxed as S Corporations. Pro forma net income and earnings per share amounts have been computed as if the Company were subject to federal and all applicable state corporate income taxes for each period presented.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

1. Basis of Presentation and Accounting Policies--(Continued)

   Basic earnings per share computations are based on the weighted-average common stock outstanding. Diluted earnings per share include the dilutive effect of stock options using the treasury stock method (using the initial offering price of $13.50 per share for periods prior to the Company's initial public offering). For the year ended December 31, 1997 no stock options were excluded from the computation of diluted earnings per share because all stock options were dilutive. For the years ended December 31, 1998 and 1999, 70,937 and 250,061 stock options, respectively, were excluded from the computations of diluted earnings per share because the impact of their inclusion would be anti-dilutive. For the six months ended June 30, 1999 and 2000, 189,156 and 217,208 stock options, respectively, were excluded from the computations of diluted earnings per share because the impact of their inclusion would be anti-dilutive. Common stock outstanding used to compute the weighted-average shares was retroactively adjusted for the exchange of shares resulting from the merger of affiliated companies, for the conversion of nonvoting to voting stock, and for the 1-for-2.5 reverse stock split as discussed in Note 6.

   i. Stock Option Plan--The Company accounts for employee stock compensation in accordance with APB No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Under APB No. 25, the total compensation expense is equal to the difference between the award's exercise price and the intrinsic value at the measurement date, which is the first date that both the exercise price and number of shares to be issued is known.

   SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are, however, permitted to continue to apply APB No. 25. The Company applies APB No. 25 to its stock-based compensation awards to employees and discloses the required information by SFAS No. 123 (Note 11).

   j. Deferred Revenue--Deferred revenue consists of collection fees billed in advance. Revenue is recognized as services are provided.

   k. Income Taxes--From 1986 until May 8, 1997, the Company was subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, during that time the net income of the Company, for federal and certain state income tax purposes, was reported by and taxable directly to the Company's shareholders, rather than to the Company.

   The Company's S Corporation status was terminated on May 8, 1997 and, accordingly, the Company became fully subject to federal and state income taxes on that date. In accordance with the provisions of SFAS No. 109, ACCOUNTING FOR INCOME TAXES, the financial statements give effect to the recognition of deferred tax assets of $800,000 and the assumption of a deferred tax liability of $5,100,000 as a result of the Company's S Corporation election on May 9, 1997. Deferred income taxes (benefits) are provided on temporary differences between financial statement carrying values and the tax basis of assets and liabilities.

   l. New Accounting Standards--In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

1. Basis of Presentation and Accounting Policies--(Continued)

forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is required to be adopted in fiscal 2001. The Company has not determined if the adoption of SFAS No. 133 will have a material impact on its consolidated financial statements.

   m. Use of Estimates--In preparing financial statements that conform with generally accepted accounting principles, management must use estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenue and expenses reflected during the reporting period. Actual results could differ from those estimates.

   n. Reclassifications--Certain 1997 and 1998 financial statement amounts have been reclassified to conform with the 1999 presentation.

2. Acquisitions

   On March 31, 1998, the Company exchanged 320,555 shares of its common stock for all of the issued and outstanding shares of common stock of ECO Services, Inc. ("ECO") and Air Cargo Services, Inc. ("ACS"). Certain of the Company's executive officers, who are also Company shareholders, owned substantially all of the common stock of ECO and ACS. Accordingly, all assets and liabilities transferred have been accounted for at historical cost in a manner similar to that of pooling-of-interests accounting pursuant to the provisions of AIN #39 of APB No. 16. The Company's financial statements were previously restated to include the accounts and operations for all periods presented.

   Pooling-of-Interests Transactions--During 1998, the Company completed the following pooling-of-interests transactions:

  . On June 16, 1998, the Company exchanged 21,344 shares of its common stock with a fair value of approximately $449,000 for all the issued and outstanding share of common stock of Dumpsters, Inc. ("Dumpsters"), based in Memphis, Tennessee and engaged in the industrial solid waste collection in Shelby County, Tennessee.

  . On June 30, 1998, the Company exchanged 330,000 shares of its common stock with a fair value of approximately $7.4 million for all of the issued and outstanding shares of common stock of Reliable Trash Service, Inc. ("RTS"), a Maryland corporation based in Columbia, Maryland and engaged in the solid waste collection business in Tidewater Virginia.

  . On August 28, 1998, the Company acquired, in exchange for 388,311 shares of Company common stock valued at approximately $8.5 million, all of the outstanding stock of Railroad Avenue Disposal, Inc. ("RAD"), a Mississippi corporation that owns and operates a Class I rubbish pit in northwest Mississippi.

   The merger costs related to these pooling-of-interests transactions totaled approximately $818,000 at December 31, 1998 and consisted primarily of professional fees. All of these amounts had been expended at December 31, 1998.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

2. Acquisitions--(Continued)

   Purchase Transactions--During 1997, 1998, 1999, and the nine months ended September 30, 2000 the Company acquired 7, 8, 15, and 5 waste collection and disposal services businesses, respectively, to expand its operations. The assets acquired and liabilities assumed were accounted for by the purchase method of accounting and include the following (in thousands):

                                                                  September 30,
                                                                      2000
                                        1997     1998     1999     (unaudited)
                                       -------  -------  -------  -------------
Tangible Net Assets Acquired:
  Accounts receivable................. $ 1,902  $ 3,363  $ 2,713     $ 2,178
  Inventories.........................      38      --       --          --
  Prepaid expenses and other current
   assets.............................      12       25       42         --
  Property and equipment..............   8,933    8,763   22,251       7,318
  Landfill assets.....................     --       --    12,449      33,384
  Accounts payable and accrued
   expenses...........................     (42)  (1,040)  (4,557)     (4,048)
  Deferred revenue....................    (511)    (597)    (574)        --
  Notes payable.......................    (848)  (3,290)  (3,181)        --
  Capital lease obligations...........     --       --    (4,506)        --
                                       -------  -------  -------     -------
    Total net tangible assets
     acquired.........................   9,484    7,224   24,637      28,423
Intangible Assets:
  Noncompete agreements...............     159      504      101           7
  Customer lists, contracts and
   goodwill...........................  27,070   33,948   14,648       5,125
                                       -------  -------  -------     -------
Total acquisition costs............... $36,713  $41,676  $39,386     $43,964
                                       =======  =======  =======     =======

   Purchase price allocations for two acquisitions (Southern Waste Services, Inc.--$3.3 million total consideration paid; Southern Waste of Alabama, Inc.-- $0.6 million total consideration paid) were not finalized at December 31, 1999, pending completion of asset appraisals. These purchase price allocations were finalized during the nine months ended September 30, 2000. Adjustments to the preliminary purchase prices were insignificant to the Company's financial condition and results of operations. Net acquisition costs in 1997 include the issuance of 63,634 shares of the Company's common stock with a fair value of $1,275,000 as partial consideration for certain business acquisitions. Net acquisition costs in 1998 include the issuance of 729,204 shares of the Company's common stock with a fair value of $14.0 million as partial consideration for certain business acquisitions. Net acquisition costs in 1999 include the issuance of 281,250 shares of the Company's common stock with a fair value of $4.5 million as partial consideration for certain business acquisitions. The Company primarily used borrowings under its revolving credit facilities to fund the various purchase acquisitions.

   Related to the above acquisitions, the Company entered into noncompete agreements with the former owners of these businesses. These amounts are being amortized on a straight-line basis over the terms of the agreements (generally 5 years).

 2000 Acquisitions (Unaudited)

   Subsequent to December 31, 1999, the Company had the following acquisitions on March 1, 2000, we acquired Trashbusters, LLC for approximately $900,000 in cash. This tuck-in acquisition further expands our existing operations in our Easley, South Carolina facility, which serves the Greenville/Spartanburg area.

   On March 23, 2000, we acquired a construction and demolition landfill in the Greenville/Spartanburg, South Carolina area from South Eastern Associates, Inc. known as Loveless & Loveless, for $2.3 million in cash. This acquisition provides us with our seventh landfill.

   On March 23, 2000, we acquired substantially all of the assets of J&B Partnership, LLC for $500,000 in cash. This tuck-in to our Easley, South Carolina facility provides transfer operations for the Greenville/Spartanburg area.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

2. Acquisitions--(Continued)

   On May 30, 2000, through an asset swap, we acquired the Sampson County Landfill, a municipal solid waste landfill in Roseboro, North Carolina, and a collection operation as a tuck-in to our existing Fayetteville, North Carolina operation, from Allied Waste Industries for $27.4 million in cash. Simultaneously, we sold our collection operations in Ooltewah, Tennessee and Dalton, Georgia to Allied Waste Industries for $9.9 million in cash. This acquisition provides us with our eighth landfill.

   On June 23, 2000, the Company acquired a construction and demolition landfill in Atlanta, Georgia from Safeguard Landfll Management, Inc. for $7.3 million in cash. This acquisition provides the Company with its ninth landfill.

   On July 21, 2000, the Company acquired a transfer station in Wilson County, North Carolina from a subsidiary of Allied Waste Industries, Inc. for approximately $2.2 million in cash.

   On September 1, 2000, the Company acquired Shamrock Environmental, Inc., of Oglethorpe, GA for $1.7 million in cash. This acquisition provides industrial and commercial collection services and transportation services to the Southwest Georgia Region.

   These acquisitions were funded primarily with proceeds from the Company's long-term revolving credit facilities.

   The following unaudited pro forma results of operations assume the transactions described above occurred as of January 1, 1998, 1999 and 2000 after giving effect to certain adjustments, including the amortization of the excess of cost over the underlying assets and as if the Company were subject to federal and all applicable state corporate income taxes for the period assuming the tax rate that would have applied had the Company been taxed as a C Corporation (in thousands):

                                                                September 30,
                                                                1999     2000
                                              1998     1999      (unaudited)
                                            -------- -------- -----------------
Total revenues............................. $199,010 $225,527 $172,372 $190,240
Operating income...........................   24,979   28,243   24,084   21,322
Net income.................................   11,905   12,914   10,450    6,693
Earnings per common share:
Basic...................................... $   0.89 $   0.93 $   0.76 $   0.49
Diluted.................................... $   0.86 $   0.91 $   0.74 $   0.48

   The pro forma financial information does not purport to be indicative of the results of operations that would have occurred had the transactions taken place at the beginning of the periods presented or of future operating results.

   Other -- The Company incurred nonrecurring start-up costs related to a new service contract of approximately $108,000 and $105,000 at December 31, 1998 and 1999, respectively. These costs related to the deployment of service equipment and personnel. All of these amounts had been expended at December 31, 1998 and 1999.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

3. Property and Equipment

   Property and equipment consist of the following at December 31, 1998 and 1999 (in thousands):

                                                                1998     1999
                                                              -------- --------
      Land, land improvements and buildings.................. $ 15,575 $ 22,426
      Landfills and associated land..........................    1,753   15,789
      Machinery and equipment................................  137,106  180,126
      Furniture, fixtures and vehicles.......................    3,046    4,210
      In-process equipment...................................    1,326    1,210
                                                              -------- --------
          Total property and equipment.......................  158,806  223,761
      Less accumulated depreciation..........................   70,005   85,238
                                                              -------- --------
      Property and equipment, net............................ $ 88,801 $138,523
                                                              ======== ========

   In-process equipment includes equipment not placed in service at year end.

   Landfill costs include land held for development, representing various landfill properties with an aggregate cost of approximately $1,340,000 and $-0-at December 31, 1998 and 1999, respectively, which is not being amortized.

4. Long-term Debt

   Long-term debt consist of the following at December 31, 1998 and 1999 (in thousands):

                                                                 1998     1999
                                                                ------- --------
     Bank Credit Facilities:
       BB&T...................................................  $36,000 $    --
       Prudential.............................................   50,000   75,000
       BankBoston.............................................      --    65,000
     Other installment notes payable, interest ranging from 1%
      to 7%...................................................    1,956    2,910
     Present value of noncompete agreement liabilities with
      the former shareholders of related businesses acquired,
      due in various monthly installments through 2002........      386      279
                                                                ------- --------
     Total notes payable......................................   88,342  143,189
     Less current portion.....................................    1,877    5,826
                                                                ------- --------
     Long-term portion........................................  $86,465 $137,363
                                                                ======= ========

   On November 9, 1999, the Company entered into a revolving credit agreement with a syndicate of lending institutions for which Fleet National Bank, formerly known as Bank Boston, N.A. ("Fleet") acts as agent. This new credit facility provides up to $200 million through November 2004. The Company has drawn approximately $55 million on the new facility to terminate and pay off its Branch Banking & Trust ("BB&T") facility. Virtually all of the assets of the Company and its subsidiaries, including the Company's interest in the equity securities of its subsidiaries, secure the Company's obligations under the Fleet credit facility. Pursuant to an intercreditor agreement with Fleet, Prudenital Insurance Company of America ("Prudential") shares in the collateral pledged under the Fleet credit facility. In addition, the Company's subsidiaries have guarantied the

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)
4. Long-term Debt--(Continued)

Company's obligations under the Prudential term loan facilities. The Fleet credit facility bears interest at a rate per annum equal to, at the Company's option, either a Fleet base rate or at the Eurodollar rate (based on Eurodollar interbank market rates) plus, in each case, a percentage rate that fluctuates, based on the ratio of our funded debt to EBITDA, from 0% to 0.5% for base rate borrowings and 1.5% to 2.5% for Eurodollar rate borrowings. The Fleet facility requires the Company to maintain certain financial ratios and satisfy other predetermined requirements, such as minimum net worth, net income, and limits on capital expenditures and indebtedness. It also requires the lenders' approval of acquisitions in some circumstances. As of December 31, 1999, an aggregate of approximately $65.0 million was outstanding under the Fleet credit facility, and the average interest rate on outstanding borrowings was approximately 8%.

   As of December 31, 1999, the Company had fully drawn three of the Prudential $25 million term facilities, leaving the Company with an uncommitted shelf facility of $25 million. The Prudential credit facilities require the Company to maintain certain financial ratios, such as debt to earnings and fixed charges to earnings, and satisfy other predetermined requirements, such as minimum net worth, net income and deposit balances. Interest on the three Prudential term facilities is paid quarterly, based on a fixed rate of 7.28%, 6.96% and 6.84%, respectively. Of the Company's committed Prudential facilities, $25 million mature in April 2006, $25 million mature in June 2008, and $25 million mature in February 2009, subject to renewal.

   At September 30, 2000, the Company did not meet the minimum tangible net worth covenant under its Prudential and Fleet facilities.

   On November 22, 2000, the Prudential and Fleet facilities were amended, effective with the fiscal quarter ended September 30, 2000, to lower the minimum tangible net worth covenant to $62,250,000 plus the sum of 50% of positive consolidated net income for each fiscal quarter beginning with the fiscal quarter ending December 31, 2000. This amendment cured the violation that existed on September 30, 2000. Under the agreement, there is no compensating balance requirement and no dividend payments are permitted. At December 31, 1998 the Company had a compensating balance arrangement with BB&T for $379,000.

   Annual aggregate principal maturities at December 31, 1999 are as follows (in thousands):

      2000............................................................. $  5,826
      2001.............................................................    3,947
      2002.............................................................    7,460
      2003.............................................................   10,772
      2004.............................................................   40,184
      Thereafter.......................................................   75,000
                                                                        --------
      Total............................................................ $143,189
                                                                        ========

   Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt is $99.5 million and $143.1 million at December 31, 1998 and 1999, respectively.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

5. Leases

   The Company leases certain property and equipment under both capital and operating leases. Gross property and equipment recorded under capital leases and the related accumulated amortization were approximately $4,506,000 and ($744,000), respectively, at December 31, 1999. The Company had not entered into capital leases prior to 1999.

   Future minimum lease payments as of December 31, 1999 for capital and operating leases that have initial or remaining terms in excess of one year are as follows (in thousands):

                                                             Capital  Operating
                                                             Leases    Leases
                                                             -------  ---------
      2000.................................................  $ 1,184   $ 1,917
      2001.................................................    1,119     1,386
      2002.................................................      853     1,152
      2003.................................................      461     1,044
      2004.................................................      165       971
      Thereafter...........................................      --      6,275
                                                             -------   -------
      Total minimum lease payments.........................    3,782   $12,745
                                                             =======   =======
      Less amount representing interest (ranging from 5.25%
       to 6.96%)...........................................     (403)
                                                             -------
                                                               3,379
      Less current portion.................................   (1,042)
                                                             -------
      Long term lease obligation...........................  $ 2,337
                                                             =======


   The total rental expense for all operating leases for the years ended December 31, 1997, 1998 and 1999 is as follows (in thousands):

                                                             1997   1998   1999
                                                            ------ ------ ------
Buildings and sites........................................ $  887 $1,216 $1,474
Trucks and equipment.......................................  1,898  2,209  1,310
                                                            ------ ------ ------
Total...................................................... $2,785 $3,425 $2,784
                                                            ====== ====== ======

   Direct rental expense is included in cost of operations in the statements of operations and indirect rental expense is included in selling, general and administrative in the statements of operations.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

6. Shareholders' Equity

   Shareholders' equity consisted of the following for the years ended December 31, 1997, 1998 and 1999 (in thousands):

                                                                                              Note
                                  Shares                           Shareholders'           Receivable
                          ---------------------- Common   Paid-In    Loans And   Retained   Liberty
                          Authorized Outstanding  Stock   Capital   Receivables  Earnings    Waste
                          ---------- ----------- -------  -------  ------------- --------  ----------
Balance, January 1,
 1997...................    80,000     10,660    $ 2,687  $  --        $(285)    $12,702    $    --
Net income..............       --         --         --      --          --        3,936         --
Issuances of stock,
 net....................       --       1,992     24,433     --          --          --          --
Reclassification of
 undistributed
 S Corporation
 earnings...............       --         --         --    8,500         --       (8,500)
Capital contribution....       --         --         --       20         --          --          --
Subchapter S
 distributions..........       --         --         --      --          --       (2,304)        --
Increase in
 shareholders' loans and
 receivables............       --         --         --      --          (22)        --          --
                            ------     ------    -------  ------       -----     -------    --------
Balance, December 31,
 1997...................    80,000     12,652     27,120   8,520        (307)      5,834
Net income..............       --         --         --      --          --       10,278         --
Issuances of stock,
 net....................                  729     14,026
Subchapter S
 distributions..........       --         --         --      --          --         (790)        --
Reclassification of S-
 Corporation deficit....                  --         --   (1,275)        --        1,275
Increase in
 shareholders' loans and
 receivables............                  --         --      --          (20)
Other...................       --         --           2     --          --           (1)        --
                            ------     ------    -------  ------       -----     -------    --------
Balance, December 31,
 1998...................    80,000     13,381     41,148   7,245        (327)     16,596
Net income..............       --         --         --      --          --       12,024         --
Issuances of stock,
 net....................                  464      7,699
Exercise of stock
 options................       --           9         34     --          --                      --
Issue of Liberty Waste
 receivable ............                                                                     (11,538)
Fair value adjustment
 related to stock issued
 in business purchase
 transaction............                          (2,181)
Increase in
 shareholders' loans and
 receivables............       --         --         --      --         (559)        --          --
                            ------     ------    -------  ------       -----     -------    --------
Balance, December 31,
 1999...................    80,000     13,854    $46,700  $7,245       $(886)    $28,620    $(11,538)
                            ======     ======    =======  ======       =====     =======    ========

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

6. Shareholders' Equity--(Continued)

   In April 1997, the Company's Board of Directors authorized a 1-for-2.5 reverse stock split and the conversion of all nonvoting common shares to voting common shares. The Board of Directors also approved an increase in the authorized capital of common stock from 4,020,395 shares to 80,000,000 shares and canceled the nonvoting common shares outstanding. The common stock previously had a par value of $.0380286 per share and was converted to no par common stock. All share and per share information in the consolidated financial statements has been adjusted to give retroactive effect to the reverse stock split and conversion of nonvoting stock.

   In April 1997, the Company's Board of Directors also authorized 10,000,000 shares of $0.01 par value preferred stock. Such shares have not been issued. The Board of Directors can establish the series, the designation and number of shares to be issued and the rights, preferences, privileges and restrictions of the shares of each series, and to determine the voting powers, if any, of such shares.

   In June 1997, the Company completed an initial public offering in which it issued 1,605,200 shares of common stock at a price of $13.50 per share resulting in net proceeds after deduction of underwriting discounts and commissions and other offering expenses to the Company of approximately $19.1 million. The proceeds from the offering were used to repay revolving bank debt.

   In July 1997, the Company's underwriters exercised their option to purchase an additional 322,500 shares. The net proceeds after deduction of underwriting discounts and commissions and other offering expenses to the Company were approximately $4.0 million. The Company used the proceeds to repay revolving bank debt.

   During 1997, the Company issued 63,634 shares of common stock with a fair value of $1,275,000 as partial consideration for certain business acquisitions.

   Also during 1997, the Company reclassified undistributed S Corporation earnings to additional capital as a result of the Company terminating its S Corporation election on May 9, 1997.

   On March 31, 1998, the Company exchanged 320,555 shares of its common stock (with a fair value of $6,125,000) for all of the issued and outstanding shares of common stock of ECO and ACS.

   On June 16, 1998, the Company exchanged 21,344 shares of its common stock (with a fair value of $449,000) for all of the issued and outstanding shares of common stock of Dumpsters. On June 30, 1998, the Company exchanged 330,000 shares of its common stock (with a fair value of $7.4 million) for all of the issued and outstanding shares of common stock of RTS. On August 28, 1998, the Company exchanged 388,311 shares of its common stock (with a fair value of $8.5 million) for all of the issued and outstanding shares of common stock of RAD. These business combinations have been accounted for as poolings-of-interests. See Note 2.

   On August 28, 1998, the Company issued 22,474 shares of Company common stock with a fair value of approximately $500,000 as partial consideration for the stock of Greater Atlanta Sanitation, Inc. On September 10, 1998, the Company issued 706,730 shares of Company common stock with a fair value of approximately $13.5 million as partial consideration for the stock of TransWaste Services, Inc. In 1999 and upon completion of a valuation of the restricted stock issued in this transaction, the Company decreased common stock and goodwill by an adjustment of $2.2 million.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

6. Shareholders' Equity--(continued)

   Certain companies acquired in 1998 accounted for as pooling-of-interests transactions were previously taxed as S Corporations. The S Corporation elections were effectively terminated on their respective acquisition dates. Consequently, the Company reclassified a net S Corporation deficit to additional capital as a result of the termination of the S Corporation elections.

   During 1999, the Company loaned Liberty Waste Services, LLC ("Liberty") $11,538,000 under a senior subordinated note purchase agreement due December 31, 2001. Interest is payable annually at the rate of 11% per annum. The Company also received an option to purchase ("Option") any subsidiary of Liberty that operates a landfill or a waste disposal business within a 75 miles radius of a landfill owned by one of the Liberty subsidiaries or any other waste disposal business wherever located if the Company's funds loaned under the note purchase agreement are used, directly or indirectly, to purchase, develop or operate such business (a "Business Unit"). The Option will be exercisable for an eighteen month period beginning July 1, 2000. The exercise price for each Business Unit will equal seventy-five (75%) percent of the Company's market capitalization multiple times the Business Unit's annualized EBITDA, less the Business Unit's funded debt assumed by the Company, as defined in the note purchase agreement.
   Assuming Liberty's existing senior indebtedness is paid in full, principal in the amount of $2,884,500 is payable upon each closing, if any, of the acquisition or merger by the Company of a Business Unit from Liberty, or the sale by Liberty to a third party if the Company elects not to exercise its option with respect to a certain Business Unit, for a purchase price in excess of $5.0 million. Any unpaid principal balance and accrued but unpaid interest will be due and payable in full on December 31, 2001.

   During 1999, the Company sold 183,000 shares of the Company's common stock with a fair value of approximately $3.3 million to Liberty.

   During 1999, the Company issued 281,250 shares of Company common stock with a fair value of approximately $4.5 million as partial consideration for certain business acquisitions.

   During the nine months ended September 30, 2000, the Company issued 2,824 shares of Company common stock with a fair value of approximately $39,000 was recorded as director's fees.

   During the nine months ended September 30, 2000, 264,309 stock options were exercised. The net proceeds approximated $1.3 million.

   On September 18, 2000, the Company completed its stock repurchase program with the purchase of 1,000,000 shares of its common stock at a cost of $11.0 million. Cash for the stock repurchase program was funded by the Company's existing revolving credit facilities.

7. Related Party Transactions

   Shareholder loans, included in shareholders' equity of the accompanying consolidated balance sheets, are notes receivable (including unpaid interest thereon) from shareholders of $261,603, $134,939 and $694,226 at December 31, 1997 and 1998 and 1999, respectively. The notes bear interest at an annual rate of 7% and are payable on demand. Shareholders' receivables, included in the shareholders' equity of the accompanying consolidated balance sheets, are from a related company owned by certain shareholders and officers of the Company. These receivables of $44,860, $191,712 and $191,709 at December 31, 1997, 1998
and 1999, respectively, are interest-free and are payable on demand.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

7. Related Party Transactions--(Continued)

   The Company has other related party transactions pertaining to the leasing of office space and equipment from officers of the Company and from other partnerships and corporations controlled by these officers, the sale and leasing of equipment and vehicles to affiliated companies, and the providing of management and accounting services and technical advice to other companies affiliated by common shareholder interests (other affiliated companies). All of the transactions are on terms comparable to those with third parties, and are immaterial individually and in the aggregate.

8. Benefit Plans

   401(K) Profit Sharing And Retirement Plan--The Company has a 401(k) Savings and Retirement Plan and Trust ("401(k)" or the "Plan") for the benefit of its full time employees who have more than one year of service and are over 21 years of age. The plan also benefits employees of certain related parties through separate funding arrangements. Employees make contributions to this retirement plan under a 401(k) pre-tax contribution plan and by the Company through 401(k) matching contributions and discretionary profit sharing contributions. The discretionary profit sharing contribution is made annually as determined by management based on the Company's financial performance. Effective October 1, 1997, the Company amended the Plan to discontinue the profit sharing contribution and increase the employer's matching contribution percentage. The Company's matching contributions to the 401(k) plan were $256,772, $509,967 and $667,799 for the years ended December 31, 1997, 1998 and
1999, respectively. The Company's profit sharing contribution was $284,994 for the year ended December 31, 1997. Contributions by the Company are included in operating costs and expenses in the accompanying statements of operations.

   Self-insured Medical Plan--The Company has a self-insured plan for employee medical benefits. The plan covers all full-time employees of the Company beginning on the 91st day of employment. The Company pays premiums for its employees and dependents and withholds from employees additional amounts for the premium balance. As claims are processed by the plan's third-party administrator, the insurance carrier requests funds from the Company. The Company maintains stop loss coverage for the plan. The Company's expense relating to the plan for 1997, 1998 and 1999 was $149,226, $246,163 and
$239,580, respectively.

9. Contingencies

   Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters have been adequately provided for, are adequately covered by insurance, or are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Company's financial position or results of operations.

   Landfill closure and post-closure costs include estimated costs to be incurred for final closure of landfills and estimated costs for providing required post-closure monitoring and maintenance of landfills. The Company estimates these future cost requirements based on its interpretation of the technical standards of the Environmental Protection Agency's Subtitle D regulations.

   While the precise amounts of these future obligations cannot be determined, at December 31, 1999, the Company estimates the total costs to be approximately $16.3 million to $16.5 million for remediation, final closure of its operating facilities and post-closure monitoring costs. The Company's estimate of these costs is expressed in current dollars and is not discounted to reflect anticipated timing of future expenditures. The Company had accrued approximately $262,000 and $1,590,000 for such projected costs at December 31, 1998

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)
9. Contingencies--(Continued)

and 1999, respectively. The Company provides accruals for these future costs (generally for a term of 30 years after final closure of any landfill), and will provide additional accruals for these and other landfills the Company may acquire or develop in the future, based on engineering estimates of consumption of airspace over the useful lives of such facilities. There can be no assurance that the Company's ultimate financial obligations for actual closure or post-closure costs will not exceed the amount accrued and reserved or amounts otherwise receivable pursuant to insurance policies or trust funds. Such a circumstance could have a material adverse effect on the Company's financial condition and results of operation.


   Due to the inherent uncertainties related to the total costs for remediation, final closure of its operating facilities and post-closure monitoring costs, the Company cannot reasonably estimate any additional financial obligation, if any, at December 31, 1998, 1999 and September 30, 2000.

   In September 1999, the Company filed a lawsuit against one of its municipal customers concerning payment of a promissory note and accounts receivable for services the Company rendered to the customer. The customer has denied liability for the indebtedness and has asserted counterclaims against the Company. The Company strongly believes the counterclaims are groundless, and that the receivables from the customer are valid. The Company does not believe the outcome of this matter will have a material adverse impact on the Company's financial position or results of operations.

10. Letters of Credit

   At December 31, 1998 and 1999, the Company has entered into irrevocable letters of credit totaling approximately $540,500 and $1,444,000, respectively. According to the terms of the $200 million Fleet facility, the availability of funds on that facility are reduced by the lesser of outstanding letters of credit or $15 million. (Note 4).

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

11. Stock Option Plan

   The Company's 1997 Stock Plan (the "Stock Plan") was adopted by the Company's Board of Directors in April 1997 and approved by the Company's shareholders prior to completion of the Company's public offering. A total of 1,800,000 shares of common stock have been reserved for issuance under the Stock Plan. At the same time that the Stock Plan was adopted, the Board terminated the Company's Employee Non-Qualified Stock Option Plan (the "Option Plan"; together with the Stock Plan the "Plans") as to future grants. The Stock Plan provides for grants of "incentive stock options,"within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors), and each of the Plans provides for grants of nonstatutory options to employees and consultants. The Stock Plan also allows for the grant of purchase rights. The Plans are administered by the Compensation Committee of the Board of Directors. The Stock Plan will terminate in April 2007, unless sooner terminated by the Board of Directors. Options, under the Plans, have been retroactively adjusted for the exchange of shares resulting from the merger of affiliated companies on April 1, 1996, for the stock dividend of nine nonvoting shares for each voting share in 1995, and for the 1-for-2.5 reverse stock split and the conversion of all nonvoting shares to common shares, each effected prior to consummation of the Company's public offering. A summary of the status of the Plans as of December 31, 1997, 1998 and 1999 and changes during the years ending on those dates is as follows:

                                  OPTION PLAN

                                                                  Weighted-
                                                                Average Shares
                                                                ---------------
                                                                 Share   Price
                                                                -------  ------
      Balance, December 31, 1996 and 1997......................   6,000  $ 5.10
      Granted.................................................. 138,697   14.37
      Forfeitures..............................................  (4,948)  19.69
                                                                -------  ------
      Balance, December 31, 1998............................... 659,749    8.49
      Granted.................................................. 127,387   18.05
      Forfeitures.............................................. (13,311)  14.07
      Exercised................................................  (9,200)   3.66
                                                                -------  ------
      Balance, December 31, 1999............................... 764,625  $ 9.55
                                                                =======  ======

   The following table summarizes information about the Company's Plans at December 31, 1999:

                                                               Exercisable
                                                            --------------------
                                 Weighted      Weighted                 Weighted
  Range of        Number of       Average      Average                  Average
  Exercise         Shares        Remaining     Exercise     Number      Exercise
   Prices        Outstanding       Life         Price         of         Prices
  --------       -----------     ---------     --------     Shares      --------
$5.13              514,564         1.25         $ 5.13      396,800      $ 5.13
$15.25-$16.78       67,887          9.3         $15.80          --          --
$17.88              50,000          4.5         $17.88       50,000      $17.88
$19.69-$20.81      132,174          8.3         $20.11          --          --

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

11. Stock Option Plan--(Continued)

   The Company applies ABP No. 25 and related Interpretations in accounting for the Plans. Accordingly, no compensation cost has been recognized for the Plans. Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plans consistent with the method of SFAS No. 123, the Company's net income, pro forma net income and pro forma earnings per share for the years ended December 31, 1998 and 1999 would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                                 1998    1999
                                                                ------- -------
      Net Income:
      As reported.............................................. $10,278 $12,024
      Pro forma--for SFAS No. 123..............................  10,043  11,182
      Pro Forma Net Income:
      As reported..............................................  10,081
      Pro forma--for SFAS No. 123..............................   9,846
      Historical Earnings Per Share:
      Basic:
      As Reported..............................................    0.80    0.88
      Pro forma--for SFAS no. 123..............................    0.78    0.82
      Diluted:
      As Reported..............................................    0.77    0.86
      Pro forma--for SFAS no. 123..............................    0.76    0.80
      Pro Forma Earnings Per Share:
      Basic:
      As reported.............................................. $  0.78 $  0.88
      Pro forma--for SFAS No. 123.............................. $  0.76 $  0.82
      Diluted:
      As reported.............................................. $  0.76 $  0.86
      Pro forma--for SFAS No. 123.............................. $  0.74 $  0.80

   No stock options were granted in 1997 and previously issued grants had fully vested; accordingly, pro forma amount have not been presented for 1997. As permitted under SFAS No. 123, the fair value of options granted under the Company's plan during 1998 and 1999 was estimated on the Black-Scholes option-pricing model using the following assumptions:

                             1998    1999
                            ------  ------
   Weighted-average grant-
    date fair value of
    options granted........ $16.33  $12.64
   Weighted-average
    expected lives
    (years)................   3.24    7.28
   Risk-free interest
    rate...................   5.50%   5.24%
   Volatility..............  39.00%  51.00%

   Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost might not be representative of that expected in future years.

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)

12. Income Taxes

   From 1986 until May 8, 1997, the Company was subject to taxation under Subchapter S of the Code. The Company's S Corporation status was terminated on May 8, 1997 and, accordingly, the Company became fully subject to federal and state income taxes on May 9, 1997. In accordance with SFAS No. 109, the financial statements give effect to the recognition of deferred tax assets of $800,000 and the assumption of a deferred tax liability of $5.1 million as a result of the termination of the Company's S Corporation election on May 8, 1997.

   The balance of deferred income tax assets and liabilities at December 31, 1998 and 1999 are as follows (in thousands):

                                                                1998    1999
                                                               ------  -------
      Current deferred income tax assets (liabilities) relate
       to:
        Allowance for bad debts..............................  $  281  $   570
        Accrued vacation.....................................     240      191
        Accruals to related parties..........................      14      --
        Accrued health benefits..............................     (87)     140
        Other accruals not currently deductible..............      46        9
                                                               ------  -------
      Net current deferred tax assets........................  $  494  $   910
                                                               ======  =======
      Noncurrent deferred income tax liabilities relate to:
        Basis and depreciation differences...................  $7,728  $10,049
        Other................................................     110       56
                                                               ------  -------
      Net noncurrent deferred tax liabilities................  $7,838  $10,105
                                                               ======  =======

   The components of income tax expense for May 9, 1997 to December 31, 1997 and for the years ended December 31, 1998 and 1999 are as follows (in thousands):

                                                            1997   1998   1999
                                                           ------ ------ ------
      Current income taxes:
      Federal............................................. $1,628 $2,807 $4,716
      State...............................................    262    559    933
                                                           ------ ------ ------
      Total current income taxes..........................  1,890  3,366  5,649
      Deferred income taxes...............................    821  2,240  1,451
                                                           ------ ------ ------
      Total............................................... $2,711 $5,606 $7,100
                                                           ====== ====== ======

   The following is a reconciliation of income taxes at the Federal statutory rate (34%) to actual taxes provided for each of the three years in the period ended December 31, 1999 (in thousands):

                                                          1997   1998    1999
                                                         ------ ------  ------
   Federal tax at the statutory rate.................... $3,722 $5,401  $6,502
   State income taxes, net of federal tax benefit.......    311    528     791
   Goodwill amortization................................      6    --      --
   Other................................................     87   (116)   (193)
                                                         ------ ------  ------
                                                          4,126  5,813   7,100
   Less federal taxes at the statutory rates for the
    period from January 1 to May 8, 1997 and for the
    periods companies acquired in poolings-of-interests
    were taxed as S Corporations........................  1,415    207     --
                                                         ------ ------  ------
   Total................................................ $2,711 $5,606  $7,100
                                                         ====== ======  ======

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

           (Unaudited as to September 30, 1999 and 2000 Information)
13. Quarterly Financial Information (Unaudited)

                                                First  Second   Third  Fourth
                                               Quarter Quarter Quarter Quarter
                                               ------- ------- ------- -------
                                               (In thousands, except per share
                                                            data)
Total revenues........................... 1998 $39,340 $41,527 $44,804 $45,588
                                          1999  47,537  52,855  56,471  57,856
                                          2000  57,283  62,247  62,766
Gross profit............................. 1998  14,687  15,390  16,281  18,000
                                          1999  18,200  19,663  20,809  21,303
                                          2000  21,552  23,809  23,355
Net income............................... 1998   2,379   2,649   2,875   2,375
                                          1999   2,852   3,065   2,954   3,153
                                          2000   2,350   1,914   1,730
Pro forma net income (1)................. 1998 $ 2,353 $ 2,559 $ 2,815 $ 2,354

Historical Earnings Per Share:
Basic.................................... 1998   $0.19   $0.21   $0.22   $0.18
                                          1999    0.21    0.22    0.21    0.23
                                          2000    0.17    0.14    0.13
Diluted.................................. 1998    0.18    0.20    0.22    0.17
                                          1999    0.21    0.22    0.21    0.22
                                          2000    0.16    0.14    0.13

Pro forma Earnings per share(1):
Basic.................................... 1998 $  0.19 $  0.20 $  0.22 $  0.18
Diluted.................................. 1998    0.18    0.20    0.21    0.17

Weighted average number of shares
 outstanding:
Basic.................................... 1998  12,652  12,652  12,817  13,381
                                          1999  13,502  13,761  13,854  13,854
                                          2000  13,854  13,850  13,633
Diluted.................................. 1998  13,038  13,048  13,218  13,766
                                          1999  13,860  14,124  14,203  14,157
                                          2000  14,132  14,098  13,815

   (1) See Note 1.H.

                              * * * * * * * * * *

                                                                      APPENDIX A

                              AMENDED AND RESTATED
                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
                                       OF
                             WASTE INDUSTRIES, INC.
                                 WITH AND INTO
                         WASTE INDUSTRIES MERGECO, LLC

   The following Amended and Restated Agreement and Plan of Merger and Reorganization provides for the merger (the "Merger") of Waste Industries, Inc., a North Carolina corporation, with and into Waste Industries MergeCo, LLC, a North Carolina limited liability company.

                                   ARTICLE I

   The limited liability company existence of Waste Industries MergeCo, LLC, with all its purposes, powers and objects, shall continue unaffected and unimpaired by the Merger, and the identity and existence of Waste Industries, Inc., which is sometimes referred to herein as the "Corporation", shall be merged with and into Waste Industries MergeCo, LLC, which shall be the surviving entity and which is sometimes referred to herein as the "LLC".

                                   ARTICLE II

   The name of the merging business entity that shall survive the Merger is "Waste Industries MergeCo, LLC", subject to the amendment of such name as set forth in Article V below.

                                  ARTICLE III

   The terms and conditions of the Merger shall be as follows:

     1. The Articles of Organization of the surviving entity shall be the Articles of Organization of the LLC as such Articles of Organization are in effect at the effective time of the Merger until the same shall be thereafter amended in accordance with law and said Articles.

     2. The Operating Agreement of the surviving entity shall be the Operating Agreement of the LLC, as in effect as of the effective time of the Merger, until the same shall be further amended in accordance with law, the Articles of Organization of the LLC and said Operating Agreement.

     3. The officers of the surviving entity shall be the officers of the Corporation immediately prior to the effective time of the Merger, each to serve until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. The manager and directors of the surviving entity shall be as specified in the Operating Agreement of the LLC as in effect as of the effective time of the Merger.

     4. Except insofar as the same may be continued by law or in order to carry out the purposes of this Agreement and Plan of Merger and Reorganization, and except as continued in and merged into the LLC, the separate existence of the Corporation shall cease as of the effective time of the Merger, and the LLC shall have and possess all of the rights, privileges, powers, immunities and franchises and all property of the Corporation, and shall be responsible and liable for all of the debts, duties, contracts, liabilities and obligations of the Corporation.

                                   ARTICLE IV

   The manner and basis of converting the shares of the Corporation and membership interests of the LLC participating in the Merger shall be as follows:

     1. Each share of common stock of the Corporation outstanding at the effective time of the Merger shall be converted into one share of common stock of Waste Holdings, Inc., a North Carolina corporation and the sole member of the LLC ("Waste Holdings") without any action on the part of the holder thereof at the effective time of the Merger. Promptly following the effective time of the Merger, Waste Holdings will cause its exchange agent to mail letters of transmittal to each holder of record of a certificate that represented common stock of the Corporation immediately prior to the effective time accompanied by instructions for use in effecting the surrender of the certificates or instruments in exchange for common stock of Waste Holdings. Similar documentation will be delivered by Waste Holdings to each holder of options to purchase common stock of the Corporation. After receipt of such transmittal form, each of such holders may, at such holder's option, surrender their certificates or instruments, together with a duly completed and executed transmittal form, to the exchange agent, as indicated on the transmittal form, and each such holder will receive in exchange therefor a certificate or instrument representing an identical number of shares of common stock of Waste Holdings or the right to purchase an identical number of shares of common stock of Waste Holdings, as the case may be. It shall not be necessary for shareholders or optionees of the Corporation to exchange their existing stock certificates or instruments for certificates or instruments of Waste Holdings. Until so surrendered and exchanged, each certificate or instrument evidencing common stock of the Corporation or options to purchase common stock of the Corporation will be deemed for all purposes to evidence the identical number of shares of common stock of Waste Holdings or replacement options to purchase common stock of Waste Holdings, as the case may be.

     2. The membership interests in the LLC shall not be converted, exchanged or altered in any manner as a result of the Merger, and will remain outstanding membership interests of the LLC.

                                   ARTICLE V

   Pursuant to (S)57C-9A-21(a)(5) of the General Statutes of North Carolina, effective upon the consummation of the Merger, the Articles of Organization of Waste Industries MergeCo, LLC shall be amended by deleting the entire text of Paragraph 1 thereof and substituting in its place the following new Paragraph 1:

     "1. The name of the limited liability company is Waste Industries, LLC."

                                   ARTICLE VI

   The consummation of the Merger is contingent upon (1) receipt of all required shareholder approvals and (2) an opinion that the Merger will be treated as a tax-free reorganization under the Internal Revenue Code.

                                  ARTICLE VII

   If for any reason the consummation of the Merger is inadvisable in the opinion of the Board of Directors of the Corporation or the sole member of the LLC, this Agreement and Plan of Merger and Reorganization may be terminated at any time before the effective time of the Merger by notice from one party to the other. Upon termination by notice as provided in this Article, this Agreement and Plan of Merger and Reorganization shall be void and of no further force or effect.

                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

                                  ARTICLE VII

   The Merger shall be effective upon filing of the Articles of Merger with the Secretary of State of North Carolina or such date and time designated in the Articles of Merger.

Date: November 16, 2000.

                                          Waste Industries, Inc.

                                                /s/ Lonnie C. Poole, Jr.
                                          By:__________________________________
                                                  Lonnie C. Poole, Jr.
                                                    Chairman and CEO

                                          Waste Industries Mergeco, LLC

                                          By: Waste Holdings, Inc., Manager
                                             and Sole Member

                                                    /s/ Jim W. Perry
                                          By:__________________________________
                                                      Jim W. Perry
                                                        President

                                          Waste Holdings, Inc.

                                                    /s/ Jim W. Perry
                                          By:__________________________________
                                                      Jim W. Perry
                                                        President

                                                                     APPENDIX B

                         ARTICLES OF INCORPORATION OF
                             WASTE HOLDINGS, INC.

   The undersigned, pursuant to Section 55-2-02 of the North Carolina General Statutes, does hereby submit these Articles of Incorporation for the purpose of forming a business corporation under and by virtue of the laws of the State of North Carolina.

   1. The name of the corporation is Waste Holdings, Inc. (the "Corporation").

   2. The total number of shares of all classes of stock which the Corporation is authorized to issue is 90,000,000 shares consisting of: (a) 80,000,000 shares of Common Stock, no par value per share and (b) 10,000,000 shares of Preferred Stock, par value $0.01 per share. The Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of Preferred Stock, and within the limitations and restrictions stated in any resolution or resolutions of the Board originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation of any series and to fix the number of shares of any series.

   3. The street address and county of the initial registered office of the Corporation in the State of North Carolina are 3301 Benson Drive, Suite 601, Raleigh, Wake County, North Carolina 27609, and the name of the initial registered agent at such address is Jim W. Perry. The mailing address of the initial registered office of the Corporation is the same as its street address.

   4. The name and address of the incorporator are James M. Yates, Jr., 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina 27607.

   5. Except to the extent that the North Carolina General Statutes prohibit such limitation or elimination of liability of directors for breaches of duty, no director of the Corporation shall be liable to the Corporation or to any of its shareholders for monetary damages for breach of duty as a director. No amendment to or repeal of this provision or adoption of a provision inconsistent herewith shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal or adoption of an inconsistent provision. The provisions of this Article shall not be deemed to limit or preclude indemnification of a director by the corporation for any liability that has not been eliminated by the provisions of this Article.

   IN WITNESS WHEREOF, I have executed these Articles of Incorporation this 28th of September, 2000.

                                                 /s/ James M. Yates, Jr.
                                         ______________________________________
                                                   James M. Yates, Jr.,
                                                       Incorporator

                                                                      APPENDIX C

                                     BYLAWS
                                       OF
                              WASTE HOLDINGS, INC.

                                   ARTICLE I

                                    OFFICES

   Section 1.01. Principal Office. The principal office of the Corporation shall be located at such place, within or without the State of North Carolina, as may be determined from time to time by the Board of Directors.

   Section 1.02. Registered Office. The Corporation shall maintain a registered office as required by the North Carolina Business Corporation Act, as amended from time to time (the "Act"), at a location in the State of North Carolina designated by the Board of Directors from time to time. The registered office of the Corporation may, but need not be, identical with the principal office of the Corporation.

   Section 1.03. Other Offices. The Corporation may have such other offices within and without the State of North Carolina as the business of the Corporation may require from time to time. The authority to establish or close such other offices may be delegated by the Board of Directors to one or more of the Corporation's officers.

                                   ARTICLE II

                            MEETINGS OF SHAREHOLDERS

   Section 2.01. Place of Meetings. All meetings of shareholders shall be held at the principal office of the Corporation, or at such other place, either within or without the State of North Carolina, as shall in each case be (i) fixed by the Chief Executive Officer, the President, the Secretary, the Chairman of the Board, or the Board of Directors and designated in the notice of meeting or (ii) agreed upon by a majority of the shareholders entitled to vote at the meeting.

   Section 2.02. Annual Meetings. The annual meeting of the Corporation's shareholders shall be held in May of each year on any day (except Saturday, Sunday or a legal holiday) in that month, as determined by the Board of Directors, for the purpose of electing Directors and for the transaction of such other business as may properly come before the meeting. If the annual meeting shall not be held on the day designated pursuant to these Bylaws for the annual meeting of shareholders, or at any adjournment thereof, then a substitute annual meeting may be called in accordance with Section 2.03 of these Bylaws, and the meeting so called may be designated as the annual meeting.

   Section 2.03. Special Meetings. Special meetings of the Corporation's shareholders may be called for any one or more lawful purposes by the Corporation's Chief Executive Officer, President, Secretary, Chairman of the Board, the Board of Directors, or otherwise as authorized by the Act. Only business within the purpose or purposes described in the notice of the meeting may be conducted at a special meeting of shareholders.

   Section 2.04. Notice of Meetings. Written or printed notice of all meetings of shareholders shall be delivered not less than ten (10) nor more than sixty
(60) days before the meeting date, to all shareholders of record (determined pursuant to Section 9.06 of these Bylaws) entitled to vote at such meeting, and to such other persons as the Corporation is required to notify pursuant to the Act or the Corporation's Articles of Incorporation. The notice shall state the date, time, and place of the meeting and, in the case of a special meeting, the purpose or purposes for which such meeting was called.

   Section 2.05. Shareholders' List. Not later than two (2) business days after the date notice of a meeting of shareholders is first given, the Secretary or other officer or person having charge of the stock transfer books of the Corporation shall prepare an alphabetical list of the shareholders entitled to notice of such meeting, with the address of and number of shares held by each, arranged by voting group and by class or series of shares within each voting group, which list shall be kept on file at the principal office of the Corporation, or at a place in the city where the meeting is to be held and identified in the notice of meeting, for the period commencing two (2) business days after notice of the meting is first given and continuing through such meeting, and which list shall be available for inspection by any shareholder, or his or her agent or attorney, upon his or her demand, at any time during regular business hours. This list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder, or his or her attorney, during the whole time of the meeting and any adjournment thereof.

   Section 2.06. Quorum. Except as may otherwise be required by the Act or the Corporation's Articles of Incorporation, at any meeting of shareholders the presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote thereat shall constitute a quorum for the transaction of any business properly before the meeting. Shares entitled to vote as a separate voting group on a matter may take action at a meeting only if a quorum of the shares in the separate voting group are present in person or by proxy at the meeting. In the absence of a quorum a meeting may be adjourned from time to time, in accordance with the provisions concerning adjournments contained elsewhere in these Bylaws, by the holders of a majority of the shares represented at the meeting in person or in proxy. At such adjourned meeting a quorum of shareholders may transact any business as might have been properly transacted at the original meeting.

   Section 2.07. Organization. Each meeting of shareholders shall be presided over by the Chairman of the Board, or, in the absence or at the request of the Chairman of the Board, by the President, or, in the absence or at the request of the President, by such other officer as the Board of Directors may designate, or in their absence and in the absence of such designation, by any person selected to preside by plurality vote of the shares represented and entitled to vote at the meeting, with each share having the same number of votes to which it would be entitled on any other matter on which all shares represented and entitled to vote at the meeting would be entitled to vote. The Secretary, or in the absence or at the request of the Secretary, any person designated by the person presiding at the meeting, shall act as secretary of the meeting.

   Section 2.08. Voting. Except as may otherwise be required by the Act or the Corporation's Articles of Incorporation, and subject to the provisions concerning shareholders of record contained elsewhere in these Bylaws, a person (or his or her proxy) present at a meeting of shareholders shall be entitled to one vote for each share of voting stock an to which such person in the shareholder of record.

   Except in the election of Directors as governed by Section 3.03 of these Bylaws, if a quorum of a voting group exists, action on a matter by such voting group is approved by such voting group if the votes cast within such voting group favoring the action exceed the votes cast within such voting group opposing the action, unless a greater number of affirmative votes is required by the Act or the Corporation's Articles of Incorporation or these Bylaws. As used in these Bylaws, the term "voting group" has the meaning ascribed to that term in the Act. So long as the Corporation shall have only one class of shares outstanding and the voting rights of all shares of such class are identical, then all such outstanding shares shall constitute a single voting group and the sole voting group, except to the extent that the Act or the Corporation's Articles of Incorporation requires that any of such shares be treated as a separate voting group.

   Section 2.09. Adjournments. A majority of the voting shares held by shareholders of record present in person or by proxy at a meeting of shareholders may adjourn a meeting from time to time to a date, time, and place fixed by notice as provided for above or, if such date is less than thirty (30) days from the date of adjournment, to a date, time, and place fixed by the majority and announced at the original meeting prior to adjournment.

   Section 2.10. Action Without Meeting. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one or more written consents signed by all of the shareholders entitled to vote with respect to the subject matter thereof before or after such action, describing the action and delivered to the Corporation for inclusion in the minutes or filing with the corporate records.

   Section 2.11. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution unless it qualifies as an irrevocable proxy under the Act.

   Section 2.12. Shareholder Proposals. Any shareholder wishing to bring any business before a meeting of shareholders must provide notice to the Corporation not more than ninety (90) and not less than fifty (50) days before the meeting in writing by registered mail, return receipt requested, of the business to be presented by such shareholder at the shareholder's meeting. Any such notice shall set forth the following as to each matter the shareholder proposes to bring before the meeting:

     (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and, if such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment;

     (ii) the name and address, as they appear on the Corporation's books, of the shareholder proposing such business;

     (iii) the class and number of shares of the Corporation which are beneficially owned by such shareholder;

     (iv) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business; and

     (v) any material interest of the shareholder in such business.

   Notwithstanding the foregoing provisions of this Section, a shareholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Section. In the absence of such notice to the Corporation meeting the above requirements, a shareholder shall not be entitled to present any business at any meeting of the shareholders.

                                  ARTICLE III

                                   DIRECTORS

   Section 3.01. Authority. All corporate power of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation managed under the direction of, the Board of Directors.

   Section 3.02. Number, Tenure and Qualification. The number of directors constituting the Board of Directors shall not be more than nine (9) but not less than five (5) and may be fixed or changed, within this minimum and maximum, by the shareholders or the Board of Directors. The number of directors constituting the initial Board of Directors shall be fixed at six (6). Directors need not be residents of the State of North Carolina or shareholders of the Corporation.

   Section 3.03. Election. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election of Directors at a meeting at which a quorum is present. Every shareholder entitled to vote at an election of Directors shall have the right to vote the number of shares standing of record in his name for as many persons as there are Directors to be elected and for whose election he has a right to vote.

   Section 3.04. Removal. Except as otherwise provided in the Articles of Incorporation or the Act, any Director may be removed from office, with or without cause, by a vote of the holders of a majority of the shares of the Corporation's voting stock.

   Section 3.05. Vacancies. A vacancy occurring in the Board of Directors, including positions not filled by the shareholders or those resulting from an increase in the number of Directors, may be filled by a majority of the remaining Directors, though less than a quorum, or by the sole remaining Director. The shareholders may elect a Director at any time to fill any vacancy not filled by the Directors.

   Section 3.06. Regular Meetings. A regular meeting of the Board of Directors shall be held without notice other than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may by resolution provide for the holding of additional regular meetings without notice other than such resolution; provided, however, the resolution shall fix the date, time, and place (which may be anywhere within or without the State of North Carolina) for these regular meetings.

   Section 3.07. Special Meetings. Special meetings of the Board of Directors may be called for any lawful purpose or purposes by the Chairman of the Board, the Chief Executive Officer, the President or any two Directors. The person calling a special meeting shall give, or cause to be given, to each Director at his business address, notice of the date, time and place of the meeting by any normal means of communication not less than two days prior thereto.

   Section 3.08. Participation by Telecommunications. Any Director may participate in, and be regarded as present at, any meeting of the Board of Directors by means of conference telephone or any other means of communication by which all persons participating in the meeting can hear each other at the same time.

   Section 3.09. Quorum. Unless the Corporation's Articles of Incorporation provide otherwise, a majority of the number of Directors fixed by or pursuant to these Bylaws shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, or if no number is so fixed the number of Directors in office immediately before the meeting begins shall constitute a quorum.

   Section 3.10. Action. The Board of Directors shall take action adopted by the affirmative vote of a majority of the Directors present at a meeting at which a quorum is present, or the affirmative vote of a greater number of Directors where required by the Corporation's Articles of Incorporation or the Act.

   Section 3.11. Action Without Meeting. Any action required or permitted to be taken by the Board of Directors at an annual, regular, or special meeting may be taken without a meeting if a consent in writing, setting forth the action taken, shall be signed by all of the Directors.

   Section 3.12. Committees. The Board of Directors may by resolution designate and delegate authority to an Executive Committee and other committees with such authority as may be permitted by the Act. Special meetings of any committee may be called at any time by any Director who is a member of the committee or by any person entitled to call a special meeting of the full Board of Directors. Except as otherwise provided in this Section, the conduct of all meetings of any committee, including notice thereof, shall be governed by Sections 3.06 through 3.11 of this Article.

   Section 3.13. Compensation. The Board of Directors, in its discretion, may compensate Directors for their services as such and may provide for the payment of all expenses reasonably incurred by Directors in attending meetings of the Board or of any committee or in the performance of their other duties as Directors. Nothing herein contained, however, shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

                                   ARTICLE IV

                                    OFFICERS

   Section 4.01. In General. The principal officers of the Corporation shall consist of a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Presidents, a Chief Financial Officer, a Secretary and a Treasurer. Each officer shall exercise such authority and perform such duties as may be set forth in these Bylaws and any additional authority and duties as the Board of Directors shall determine from time to time. The same individual may simultaneously hold more than one office, but no individual may act in more than one capacity where action of two or more officers is required.

   Section 4.02. Election, Term of Office, Qualification. Each of the principal officers of the Corporation shall be elected annually by the Board of Directors and shall hold office until his successor shall have been duly elected and shall have qualified, or until his death, or until he shall resign, or until he shall have been removed in the manner hereinafter provided.

   Section 4.03. Chairman of the Board. The Chairman of the Board of Directors shall preside at the meetings of the Board of Directors and may call meetings of the Board and of any committee thereof, whenever he deems it necessary, and he shall call to order and preside at all meetings of the shareholders of the Corporation. In addition he shall have such other powers and duties as the Board of Directors shall designate from time to time. The Chairman of the Board of Directors shall have power to execute on the Corporation's behalf any and all contracts, agreements, notes, bonds, deeds, mortgages, certificates, instruments, and other documents. If the Board of Directors shall fail to elect a Chairman of the Board, the Chief Executive Officer shall serve in such capacity and in the absence or nonexistence of a Chief Executive Officer, the President shall serve in such capacity.

   Section 4.04. Chief Executive Officer. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, the Chief Executive Officer of the Corporation shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and the officers of the Corporation. The Chief Executive Officer shall have the general powers and duties of management usually vested in the office of Chief Executive Officer of a Corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws. The Chief Executive Officer shall have the power to execute on the Corporation's behalf any and all contracts, agreements, notes, bonds, deeds, mortgages, certificates, instruments, and other documents except as may be specifically limited by resolutions of the Board of Directors.

   Section 4.05. President. The President, subject to the authority of the Board of Directors and to such supervisory powers, if any, as may be given by the Board of Directors to the Chief Executive Officer, shall manage the business and affairs of the Corporation. The President shall see that the resolutions of the Board of Directors are put into effect. The President shall have full authority to execute on the Corporation's behalf any and all contracts, agreements, notes, bonds, deeds, mortgages, certificates, instruments, and other documents except as may be specifically limited by resolution of the Board of Directors.

   Section 4.06. Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe. The Board of Directors may elect or designate one or more of the Vice Presidents as Executive Vice Presidents, Senior Vice Presidents or with such other title as the Board may deem appropriate.

   Section 4.07. Chief Financial Officer. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any Director. The Chief Financial Officer shall deposit all money and other valuables in the name and to the credit of the Corporation with such depositaries as may be designated by the Board of Directors. The

Chief Financial Officer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the Chief Executive Officer, President and Directors, whenever they request it, an account of all of his transactions and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

   Section 4.08. Secretary. The Secretary shall attend all meetings of the shareholders and the Board of Directors and record the proceedings thereof. The Secretary shall give, or cause to be given, all notices in connection with such meetings. The Secretary shall be the custodian of the corporate seal and affix the seal to any document requiring it, attest the signature or certify the incumbency or signature of any officer of the Corporation and in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned by the President or by the Board of Directors.

   Section 4.09. Treasurer. Subject to such supervisory powers as may have been delegated to the Chief Financial Officer of the Corporation by the Board of Directors, the Treasurer shall keep safe custody of the Corporation's funds and maintain complete and accurate books and records of account. The Treasurer shall upon request report to the Board of Directors on the financial condition of the Corporation.

   Section 4.10. Assistant Secretary. The Assistant Secretary, or, if there is more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the Secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

   Section 4.11. Additional Officers. The Board of Directors may elect or appoint such additional officers as it may deem necessary or advisable, and may delegate the power to appoint such additional officers to any committee or principal officer. Such additional officers shall have such powers and duties and shall hold office for such terms as may be determined by the Board or such committee or officer.

   Section 4.12. Removal. Except as may otherwise be provided by law or in the Articles of Incorporation, any officer may be removed by the Board of Directors with or without cause at any time.

   Section 4.13. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors. No officer shall be prevented from receiving a salary by reason of the fact that he is also a Director of the Corporation.

                                   ARTICLE V

                     CONTRACTS, LOANS, CHECKS AND DEPOSITS

   Section 5.01. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

   Section 5.02. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors, and such authority may be general or confined to specific instances.

   Section 5.03. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by the officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

   Section 5.04. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

                                   ARTICLE VI

                               SHARE CERTIFICATES

   Section 6.01. Certificates for Shares. Certificates representing shares of capital stock of the Corporation shall be in the form approved by the Board of Directors and shall be signed, either manually or in facsimile, by the Chairman of the Board, Chief Executive Officer, the President or a Vice President and by the Secretary or an Assistant Secretary. All certificates for shares shall be consecutively numbered. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issuance, shall be entered on the stock transfer books of the Corporation.

   Section 6.02. Transfer of Shares. Subject to the provisions of the Act and to any transfer restrictions binding on the Corporation, transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his agent, attorney-in-fact or other legal representative, who shall furnish proper evidence of authority to transfer, upon surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the stock transfer books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as otherwise provided in these Bylaws.

   Section 6.03. Lost Certificates. The Board of Directors may authorize the issuance of a new share certificate in place of a certificate claimed to have been lost, destroyed or wrongfully taken, upon receipt of an affidavit of such fact from the person claiming the loss or destruction. When authorizing such issuance of a new certificate, the Board may require the claimant to give the Corporation a bond in such sum and with such sureties as it may direct to indemnify the Corporation against loss from any claim with respect to the certificate claimed to have been lost, destroyed or wrongfully taken; or the Board may, by resolution reciting that the circumstances justify such action, authorize the issuance of the new certificate without requiring such a bond with respect to a certificate claimed to have been lost or destroyed. Any such authorization by the Board of Directors may be general or confined to specific instances. Nothing herein shall require the Board of Directors to authorize the issuance of any such replacement certificate under any circumstances in which the Corporation is not required to issue such certificate, this provision being permissive and not mandatory.

   Section 6.04. Shares Held By Nominees.

   (a) The Corporation shall recognize the beneficial owner of shares registered in the name of a nominee as the owner and shareholder of such shares for certain purposes if the nominee in whose name such shares are registered files with the Secretary of the Corporation a written certificate in a form prescribed by the Corporation, signed by the nominee and indicating the following: (1) the name, address and taxpayer identification number of the nominee; (2) the name, address and taxpayer identification number of the beneficial owner; (3) the number and class or series of shares registered in the name of the nominee as to which the beneficial owner shall be recognized as the shareholder; and (4) the purposes for which the beneficial owner shall be recognized as the shareholder.

   (b) The purposes for which the Corporation shall recognize a beneficial owner as the shareholder may include the following: (1) receiving notice of, voting at and otherwise participating in shareholders' meetings; (2) executing consents with respect to the shares; (3) exercising dissenters' rights under
Article 13 of the North Carolina Business Corporation Act; (4) receiving distributions and share dividends with respect to the shares; (5) exercising inspection rights; (6) receiving reports, financial statements, proxy statements and other communications from the Corporation; (7) making any demand upon the Corporation required or permitted by law; and (8) exercising any other rights or receiving any other benefits of a shareholder with respect to the shares.

   (c) The certificate shall be effective ten (10) business days after its receipt by the Corporation and until it is changed by the nominee, unless the certificate specifies a later effective time or an earlier termination date.

    (d) If the certificate affects less than all of the shares registered in the name of the nominee, the Corporation may require the shares affected by the certificate to be registered separately on the books of the Corporation and be represented by a share certificate that bears a conspicuous legend stating that there is a nominee certificate in effect with respect to the shares represented by that share certificate. registered separately on the books of the Corporation and be represented by a share certificate that bears a conspicuous legend stating that there is a nominee certificate in effect with respect to the shares represented by that share certificate.

                                  ARTICLE VII

                                INDEMNIFICATION

   Section 7.01. Right to Indemnification. Each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (hereinafter, a "proceeding" and including without limitation, a proceeding brought by or on behalf of the Corporation itself), by reason that he is or was a Director or officer of the Corporation, or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a Director or officer or in any other capacity while serving as a Director, officer, partner, trustee, employee, agent, trustee or administrator, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than the Act permitted the Corporation to provide prior to such amendment) against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to serve in the capacity that initially entitled such person to indemnification hereunder and shall inure to the benefit of his heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article VII shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Act so requires, the payment of expenses incurred by a Director or officer in his capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such person while a Director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Director or officer, to repay all amounts so advanced if it shall ultimately be determined that the Director or officer is not entitled to be indemnified under this Section or otherwise.

   Section 7.02. Right of Claimant to Bring Suit. If a claim under Section 7.01 hereof is not paid in full by the Corporation within ninety (90) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Act for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant has not met the applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

   Section 7.03. Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any law (common or statutory), the Corporation's Articles of Incorporation, these Bylaws, any agreement, the vote of shareholders or disinterested Directors or otherwise.

   Section 7.04. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any person who is or was serving as a Director, officer, employee or agent of the Corporation and is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or trustee or administrator under an employee benefit plan against any liability asserted against and incurred by that person in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify that person against such liability under the Act.

   Section 7.05. Savings Clause. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and hold harmless each Director and officer of the Corporation, as to costs, charges and expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this
Article VII that shall not have been invalidated and to the full extent permitted by applicable law.

                                  ARTICLE VIII

                              RECORDS AND REPORTS

   Section 8.01. General. The Corporation shall keep all records and submit and file all reports and filings as are required by applicable law. Unless the Board of Directors otherwise directs, the Chief Financial Officer shall be responsible for keeping, or causing to be kept, all financial and accounting records of the Corporation and for submitting or filing, or causing to be submitted or filed, all reports and filings of a financial or accounting nature, and the Secretary shall be responsible for keeping, or causing to be kept, all other records and for submitting or filing, or causing to be submitted or filed, all other reports and filings.

   The Corporation shall keep as permanent records minutes of all meetings of its incorporator, shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by committees of the Board of Directors. The Corporation shall maintain appropriate accounting records. The Corporation shall maintain its records in written form or in another form capable of conversion into written form within a reasonable time.

   Section 8.02. Records at Principal Office. The Corporation shall keep a copy of the following records at the Corporation's principal office:

     (a) Its Articles of Incorporation or restated Articles of Incorporation and all amendments to them currently in effect.

     (b) Its Bylaws or restated Bylaws and all amendments to them currently in effect.

     (c) Resolutions adopted by the Board of Directors creating one or more classes or series of shares, and fixing their relative rights, preferences and limitations, if shares issued pursuant to those resolutions are outstanding.

     (d) The minutes of all shareholders' meetings, and records of all action taken by shareholders without a meeting, for the past three years.

     (e) All written communications to shareholders generally within the past three years and the financial statements required by law to be made available to the shareholders for the past three years.

     (f) A list of the names and business addresses of its current Directors and officers.

     (g) Its most recent annual report delivered to the North Carolina Secretary of State pursuant to the Act.

   Section 8.03. Financial Statements. The Corporation shall make available to the shareholders annual financial statements, which may be consolidated or combined statements of the Corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for the year unless that information appears elsewhere in the financial statements. If financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements shall also be prepared on that basis.

   If the annual financial statements are reported upon by a public accountant, such accountant's report shall accompany them. If not, the statements shall be accompanied by a statement of the President, the Chief Financial Officer or the Treasurer or other person responsible for the Corporation's accounting records:

     (a) stating his or her reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation; and

     (b) describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year.

The Corporation shall mail the annual financial statements, or a written notice of their availability, to each shareholder within 120 days after the close of each fiscal year; provided that the failure of the Corporation to comply with this requirement shall not constitute the basis for any claim of damages by any shareholder unless such failure was in bad faith. Thereafter, on written request from a shareholder who was not mailed the statements, the Corporation shall mail such shareholder the latest financial statements.

   Section 8.04. Annual Report. The Corporation shall prepare and deliver to the North Carolina Secretary of State for filing each year the annual report required by the Act.

                                   ARTICLE IX

                                 MISCELLANEOUS

   Section 9.01. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by the Act and the Corporation's Articles of Incorporation. The Board of Directors may fix in advance a record date for determining the shareholders entitled to a dividend. If such record date is not fixed by the Board of Directors, the date the Board of Directors authorizes such dividend shall be the record date.

   Section 9.02. Seal. The corporate seal of the Corporation shall consist of two concentric circles between or within which are the name of the Corporation, the year of incorporation and the word "SEAL." The seal may be used by causing it or a facsimile thereof to be impressed, affixed, stamped or reproduced by any means. Any officer of the Corporation authorized to execute or attest a document on behalf of the Corporation may affix or reproduce on such document, as and for the corporate seal of the Corporation, a seal in any other form sufficient to evidence that it is intended by such officer to represent the corporate seal of the Corporation, in which case such seal shall be as effective as the corporate seal in the form herein prescribed.

   Section 9.03. Fiscal Year. The fiscal year of the Corporation shall be established, and may be altered, by resolution of the Board of Directors from time to time as the Board deems advisable.

   Section 9.04. Amendments. Except an otherwise provided in the Articles of Incorporation or the Act, these Bylaws may be amended or repealed and new bylaws may be adopted by action of the Board of Directors or shareholders. Notwithstanding the approval and adoption of these Bylaws by the shareholders, these Bylaws may be amended or repealed and new bylaws may be adopted by action of the Board of Directors.

   Section 9.05. Notice; Waiver of Notice. Whenever any notice is required to be given under the Act, the Corporation's Articles of Incorporation, or these Bylaws, it shall be in writing and may be communicated in person, by telephone, telegraph, teletype or other form of wire or wireless communication, or by facsimile transmission, or by mail or private carrier. If mailed, notice to a shareholder is effective when deposited in the United States mail with postage thereon prepaid and correctly addressed to the shareholder's address shown in the Corporation's current record of shareholders. All other notice is effective at the earliest of the following: (i) when received; (ii) five days after its deposit in the United States mail, as evidenced by the postmark, if mailed with postage thereon prepaid and correctly addressed; and (iii) on the date shown on the return receipt, if sent by certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee. A shareholder or Director, as the case may be, may waive notice otherwise required by these Bylaws, before or after the date stated in such notice, by delivery of a written waiver of such notice signed by such shareholder or Director to the Corporation for filing or inclusion with the minutes or corporate records, or, to the extent provided by the Act, by attendance at the meeting to which such notice relates.

   Section 9.06. Shareholders of Record. For the purpose of determining shareholders entitled to vote at any meeting of shareholders, or entitled to receive dividends or other distributions, or in connection with any other proper purpose requiring a determination of shareholders, the Board of Directors shall by resolution fix a record date for such determination. The date shall be not more than sixty (60) and not less than ten (10) days prior to the date on which the activity requiring the determination is to occur. The shareholders of record appearing in the stock transfer books of the Corporation at the close of business on the record date so fixed shall constitute the shareholders of record in respect of the activity in question. In the absence of action by the Board of Directors to fix a record date, the record date (unless otherwise specified in the Corporation's Articles of Incorporation or these Bylaws) shall be ten (10) days prior to the date on which the activity requiring a determination of shareholders is to occur.

   Section 9.07. Conflict with Act and Articles of Incorporation;
Severability. In the event of a conflict between the Act or the Corporation's Articles of Incorporation and these Bylaws, the Act or Articles of Incorporation, as the case may be, shall prevail to the extent of such conflict. Any provision of these Bylaws, or any amendment hereto, which is determined to be in violation of the Act shall not in any way render the remaining provisions invalid.

                       CERTIFICATE OF ADOPTION OF BYLAWS

   IN WITNESS WHEREOF, the undersigned certifies that the forgoing fifteen (15) pages are the true and accurate Bylaws of Waste Holdings, Inc., in full force and effect as of the date hereof.

DATED:           , 2000


                                          _____________________________________
                                                      Stephen C. Shaw
                                                 Chief Financial Officer,
                                                  Secretary and Treasurer

                                          [Seal]

                            Secretary's Certificate

   The undersigned, being the Secretary of Waste Holdings, Inc., a North Carolina corporation (the "Company"), hereby certifies that attached hereto as Exhibit A is a true, correct and complete copy of the Bylaws of the Company, which Bylaws are in full force and effect on and as of the date hereof, and have not been amended or rescinded.

Dated:           , 2000


                                          _____________________________________
                                                     Stephen C. Shaw,
                                                         Secretary

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   The Registrant's Articles of Incorporation and Bylaws include provisions to
(i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by Section 55-8-30(e) of the North Carolina Business Corporation Act (the "Business Corporation Act"), and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Sections 55-8-50 through 55-8-58 of the Business Corporation Act, including circumstances in which indemnification is otherwise discretionary. Pursuant to Sections 55-8-51 and 55-8-57 of the Business Corporation Act, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the Business Corporation Act. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its shareholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its shareholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, for improper transactions between the director and the Registrant and for improper distributions to shareholders and loans to directors and officers. These provisions do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

   The Registrant's Bylaws require the Registrant to indemnify its directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Registrant and with respect to any proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Registrant's Bylaws also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

   The Registrant maintains liability insurance insuring its officers and directors against liabilities that they may incur in such capacities.

   At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Item 21. Exhibits and Financial Statement Schedules

 (a) Exhibits

 Exhibit No. Description
 ----------- -----------
  2.1*       Amended and Restated Agreement and Plan of Merger and
             Reorganization.
  3.1*       Articles of Incorporation.
  3.2*       Bylaws.
  5.1*       Opinion of Wyrick Robbins Yates & Ponton LLP.
  8.1        Tax Opinion of Deloitte & Touche LLP.
 10.1(a)     1997 Stock Plan.
 10.2(a)     Note Purchase and Private Shelf Agreement with The
             Prudential I Company of America dated April 3, 1996.
 10.3(b)     Note Purchase and Private Shelf Agreement with the
             Prudential I Company of America dated as of June 30, 1998.
 10.4(c)     Senior Subordinated Loan and Security Agreement dated
             February 2, 1999 between Liberty Waste Lending Company, LLC, a subsidiary of the Registrant, and Liberty Waste Services,
             LLC and its direct and indirect subsidiaries.
 10.5(c)     Option Agreement dated February 2, 1999 between the
             Registrant Liberty Waste Services, LLC.
 10.6(d)     Revolving Credit Agreement dated as of November 9, 1999 by and among the Registrant and its subsidiaries, the lending institutions party thereto, BankBoston, N.A., as
             Administrative Agent, BancBoston Robertson Stephens Inc., as
             Arranger, and Branch Banking and Trust Company, as Documentation
             Agent.
 11.1(e)     Computation re earnings per share.
 21.1*       List of Subsidiaries.
 23.1        Consent of Independent Auditors.
 23.2*       Consent of Wyrick Robbins Yates & Ponton LLP (contained in
             Exhibit 5.1).
 23.3        Consent of Deloitte & Touche LLP (contained in Exhibit 8.1)
 24.1        Power of Attorney (see page II-4).
 99.1*       Form of Proxy.

--------

 * Filed previously.
(a) Incorporated by reference to the similarly numbered Exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-25631).
(b) Incorporated by reference to the similarly numbered Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
(c) Incorporated by reference to the similarly numbered Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
(d) Incorporated by reference to the similarly numbered Exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.
(e) Incorporated by reference to the similarly numbered Exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.
(b) Financial Statement Schedules

   Schedule II--Valuation and Qualifying Accounts and Independent Auditors'
Report

   No other schedules have been included because the information required to be set forth therein is not applicable.

Item 22. Undertakings

  The undersigned registrant hereby undertakes as follows:

  (a)

     (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be new a registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b)

     (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person or the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of
Raleigh, State of North Carolina, on this     day of December 2000.

                                          Waste Holdings, Inc.

                                                  /s/ Lonnie C. Poole, Jr.
                                          By: _________________________________
                                                    Lonnie C. Poole, Jr.
                                                Chairman and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.


              Signature                         Capacity                 Date
              ---------                         --------                 ----
     /s/ Lonnie C. Poole, Jr.          Director, Chairman and      December   , 2000
______________________________________  Chief Executive Officer
         Lonnie C. Poole, Jr.           (Principal Executive
                                        Officer)

       /s/ Stephen C. Shaw             Chief Financial Officer     December   , 2000
______________________________________  and Treasurer (Principal
           Stephen C. Shaw              Financial and Accounting
                                        Officer)

         /s/ Jim W. Perry              Director and President      December   , 2000
______________________________________
             Jim W. Perry

                *                      Director                    December   , 2000
______________________________________
        J. Gregory Poole, Jr.

                                       Director                    December   , 2000
______________________________________
         Thomas F. Darden II

                *                      Director                    December   , 2000
______________________________________
           Thomas C. Cannon

                *                      Director                    December   , 2000
______________________________________
          Paul L. Brunswick


          /s/ Stephen C. Shaw                                   December   , 2000
*By: _____________________________
            Stephen C. Shaw
           Attorney-in-fact

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Waste Industries, Inc. and Subsidiaries Raleigh, North Carolina

   We have audited the consolidated financial statements of Waste Industries, Inc. and Subsidiaries (the "Company") as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated February 29, 2000; such report is included elsewhere in this Registration Statement. Our audits also included the financial statement schedule of Waste Industries, Inc. and Subsidiaries, listed in Item
21. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
February 29, 2000

                    WASTE INDUSTRIES, INC. AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                      Balance  Charges to Write-offs/ Balance
                                       1/1/97   Expense    Payments   12/31/97
                                      -------- ---------- ----------- --------
Allowance for doubtful accounts......   $648     $  642     $  (382)   $ 908
Accrued closure and post-closure
 costs...............................    234         41         --       275

                                      Balance  Charges to Write-offs/ Balance
                                      12/31/97  Expense    Payments   12/31/98
                                      -------- ---------- ----------- --------
Allowance for doubtful accounts......   $908     $  747     $  (955)   $ 700
Accrued closure and post-closure
 costs...............................    275        --          (13)     262

                                      Balance  Charges to Write-offs/ Balance
                                      12/31/98  Expense    Payments   12/31/99
                                      -------- ---------- ----------- --------
Allowance for doubtful accounts......   $700     $1,242     $(1,021)   $ 921
Accrued closure and post-closure
 costs...............................    262      1,328         --     1,590